722



03024834

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Minebea Co., Ltd.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4537 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 7/29/03

82-4531

BRIEF REPORT OF CONSOLIDATED FINANCIAL RESULTS

(Year ended March 31, 2003)

May 15, 2003

Registered Company Name: MINEBEA CO., LTD.
Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken
Code No: 6479
(URL http://www.minebea.co.jp)
Representative : Tsugio Yamamoto President and Representative Director
Contact: Sadahiko Oki Director-Accounting
Tel. (03)5434-8611
Board of Directors' Meeting on Consolidated Financial Results held on : May 15, 2003
Adoption of U.S. Accounting Standards : None

ARIS
3-31-03

1. Business performance (April 1,2002 through March 31,2003)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2003	272,202	(2.6)	19,352	(11.9)	13,420	(16.1)
FY2002	279,344	(2.7)	21,972	(33.4)	15,995	(35.3)

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share (yen)	Return (net income) on equity (%)	Return (ordinary income) on assets (%)	Return (ordinary income) on sales (%)
FY2003	(2,434)	—	(6.10)	—	(2.3)	4.0	4.9
FY2002	5,298	(64.3)	13.27	12.60	5.0	4.6	5.7

(Notes) 1. Income or loss on investments for FY2003 on the equity method totaled income 10 million yen and (21) million yen in FY2002.

2. Weighted average number of shares outstanding during the respective years (consolidation):
399,131,972 shares at March 31,2003
399,165,043 shares at March 31,2002

3. Changes in accounting method: None

4. The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2003	320,069	98,212	30.7	246.08
FY2002	350,037	112,731	32.2	282.42

(Notes) Number of shares outstanding at end of year (consolidation):
399,100,842 shares at March 31,2003
399,159,121 shares at March 31,2002

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financial activities (millions of yen)	Year end balance of cash and cash equivalents (millions of yen)
FY2003	32,279	(16,233)	(15,471)	14,177
FY2002	34,017	(24,346)	(8,317)	13,952

(4) Scope of consolidation and application of equity method
Number of consolidated companies............................ 52 companies
Number of non-consolidated companies.....................None
Number of affiliated companies for equity method... 2 companies

(5) Accounting changes of scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries
Anew: 6 companies Exclusion: 2 companies
(b) Changes of the companies subject to equity method
Anew: None Exclusion: None

2. Prospect for the next fiscal year (April 1,2003 through March 31, 2004)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)
Interim	136,000	6,300	2,500
Annual	280,000	17,000	8,500

(Reference) Projected annual net income per share: 21.30 yen

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.

In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.

As for the assumptions used for these forecasts and other related items, please refer to page eight and nine of the documents attached hereunder.

(Reference)

1. Condition of group of enterprises

Minebea group consists of Minebea Co., Ltd. (the company) and 54 related companies (52 consolidated subsidiaries and 2 affiliates companies). Minebea group produces and sells bearings, machinery components, transportation equipment and components, special machinery components, electronic devices.

The company and domestic consolidated subsidiaries, consolidated subsidiaries in U.S.A., Europe and Asia are in charge of production. The Company markets its products directly to Japanese customers. In overseas markets, the Company markets its products through its subsidiaries and branches in the United States, Europe and Asia.

The relationship between each operation and industry segments, and main manufacturing and sales companies are as follows.

Industry segments	Operations	Manufacturing companies	Sales companies
Machined components business	Bearings	Minebea Co., Ltd. New Hampshire Ball Bearings, Inc. NMB-Minebea UK Ltd. NMB Singapore Ltd. Pelmec Industries (Pte.) Ltd. NMB Thai Ltd. Pelmec Thai Ltd. NMB Hi-Tech Bearings Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	Minebea Co., Ltd. NMB Technologies Corporation New Hampshire Ball Bearings, Inc. NMB (U.K.) Ltd. NMB-Minebea-GmbH NMB Italia S.r.l. NMB Minebea S.a.r.l. Minebea Technologies Pte. Ltd. NMB Korea Co., Ltd.
	Machinery components	Minebea Co., Ltd. NMB Singapore Ltd. Minebea Thai Ltd.	
	Special machinery components	Minebea Co., Ltd. IMC Magnetics Corp.	
Electronics devices and components business	Electronics devices and components	Minebea Co., Ltd. Minebea Onkyo Co., Ltd. Minebea Electronics Co., Ltd. Minebea Thai Ltd. Minebea Electronics (Thailand) Co., Ltd. Power Electronics of Minebea Co., Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	

(Notes) Rose Bearings Ltd. is now incorporated in the trade name of NMB-Minebea UK Ltd. Effective March 31, 2003.

Operation route is as follows.


Finished goods
Raw materials and parts
Customer
Bearings
Consolidated subsidiaries
New Hampshire Ball Bearings, Inc.
NMB Minebea UK Ltd.
Overseas sales companies
Consolidated subsidiaries
NMB Technologies Corporation
NMB (U.K.) Ltd.
NMB-Minebea-GmbH
NMB Italia S.r.l.
NMB Minebea S.a.r.l.
NMB Korea Co., Ltd.
Minebea Technologies Pte. Ltd.
Special machinery components
Consolidated subsidiary
IMC Magnetics Corp.
Overseas branches
Minebea Co., Ltd.
Electronics devices and components business
Machined components business (Bearings, Machinery components and Special machinery components)
Electronics devices and components
Consolidated subsidiaries
Minebea Onkyo Co., Ltd.
Minebea Electronics Co., Ltd.
Minebea Thai Ltd.
Minebea Electronics (Thailand) Co., Ltd.
Power Electronics of Minebea Co., Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Bearings
Consolidated subsidiaries
NMB Singapore Ltd.
Pelmec Industries (Pte.) Ltd.
NMB Thai Ltd.
Pelmec Thai Ltd.
NMB Hi-Tech Bearings Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Machinery components
Consolidated subsidiaries
NMB Singapore Ltd.
Minebea Thai Ltd.

Others	
Holding company	Companies investing in overseas subsidiaries
Consolidated subsidiary NMB (USA) Inc.	Consolidated subsidiaries Minebea Europe Finance B.V.

2. Management Policy

(1) Basic Management policy

Minebea has adopted the following five principles as its basic policy for management.

(a) Ensure that Minebea is a company for which we feel proud to work.
(b) Reinforce the confidence our customers have.
(c) Respond to our shareholders' expectations.
(d) Ensure a welcome for Minebea in local communities.
(e) Contribute to a global society.

Under this basic management policy, we have actively addressed the development of higher value-added products and the sophistication of product quality. In addition we have focused company resources on areas where we can display our strength. At the same time, we have strengthened our operations based on financial improvements, and have striven to practice a transparent management form that is easier to understand within and across the Company.
Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

(2) Basic Policy for Profit Sharing

Our basic dividend policy is to consider the return of profits to shareholders, business development, the strengthening of corporate structure, etc. in an overall perspective. We consider it important to continue paying stable dividends. Therefore, we will use internal reserves in providing for operating funds in connection with the enhancement of corporate structure and new growth in the future.

(3) Future Management strategies and tasks

1. In accordance with the basic management policies as mentioned earlier, we've developed the following wherever we are in operation of manufacturing:

"A highly integrated production system" for
"A large-scale volume production factory" supported by
"A well-kept R & D system"

In practice, we're operating business around the world; we're in attempts to attain gains in profitability as the world's strongest maker of a comprehensive range of precision parts; thereby we're targeting to upgrade our corporate value.
And the tasks we've taken in order to realize these targets can be set forth like the following:
(a) Strengthen and expand our business of bearings and related products furthermore.
(b) We will build our operations in the area of precision small motors, such as spindle motors (including spindle motors with fluid dynamic bearings) and fan motors, and other rotary components until they are similar in scale to our bearing operations.
(c) Raise the share of value-added items in all the categories of our products; at the same time, enlarge our product range so as to respond to a wider extent of market requirements.

2. We integrated the 1st Manufacturing Headquarters and the 2nd Manufacturing Headquarters to form the Manufacturing Headquarters, effective April 1, 2003. At the same time, we disbanded the R & D Headquarters and expansively set up the Engineering Headquarters, effective the same date.

Purposes are as follows:
(a) We will make more effective use of our technologies, know-how, human resources and financial resources by consolidating the two headquarters into one.
(b) We will reinforce our parts manufacturing capability, which is the cornerstone of the competitive strengths of the Minebea Group, through consolidation of the two manufacturing headquarters.
(c) We will develop and launch, in a short time and in a timely manner, new products that will meet the diversifying market needs by newly establishing the Engineering Headquarters.
(d) We will tighten overall supervision of R & D projects, accelerate development of advanced technologies, and make effective use of existing technologies through establishment of the Engineering Headquarters.

(4) Basic ideas on Corporate Governance and Measures to be taken

We consider that a company should be managed or administered in a way that shareholder value is maximized. In order for members of the Board, who represent the interests of shareholders, to fully function, the Board of Directors decided at a meeting on April 25, 2003 to introduce an Executive Officer System and a new structure of the Board of Directors.
To reinforce the Board of Directors' function as the highest management decision making body, we will reduce the number of members of the Board of Directors to 10 from the current 25, with the aim of realizing quicker and more strategically focused management decision making. Also, two of the 10 Board members will be independent directors, enabling us to strengthen the relative role of independent directors.
Additionally, we will introduce an Executive Officer System to facilitate a clear distinction between the Board of Directors with management and supervisory functions and Executive Officers with business executing functions and to speed up business executing functions. Unlike Directors on the Board, Executive Officers can be elected or dismissed by the Board of Directors at its discretion. Through a flexible use of this system, we will further vitalize our organization and human resources.

These decisions will be submitted for approval at the General Shareholders' Meeting in June 2003 and at a meeting of the Board of Directors to be held subsequently.

(5) Introduction of EVA® Management System

To prepare for the introduction of the EVA® Management System, we organized, effective September 9, 2002, a working group for the EVA management system introduction project that comes under the direct control of the Executive Council.

In April 2003, we started to introduce the EVA® Management System in stages to adopt EVA as the management index. At the same time, in addition to the introduction of the Executive Officer System, we introduced EVA-based bonus program for Executive Officers and key employees to enhance effectiveness of the EVA® Management System.

Purposes for introducing the EVA® Management System are as follows:

① To ensure further efficiency in the use of capital resources, we will measure on a monthly basis EVA by product and EVA by functional business unit in the Sales and the Manufacturing divisions, by using cost of capital including not only borrowing cost, but also equity cost.

② As our basic business policy, we have been advocating five principles focusing on making contributions to employees, customers, shareholders, local communities and global society. Under the EVA® Management System, we aim to give satisfying returns to all of these stakeholders of Minebea, and to actively make strategic decisions on such issues as selective focusing of business resources and appropriate allocation of management resources from the EVA-creating viewpoint. By so doing, we are committed to enhancing our corporate values.

(N.B. 1) EVA®, the registered trademark of Stern Stewart, stands for Economic Value Added.

(6) Management Index

Our consolidated forecasts for fiscal year ending March 2004 and fiscal year ending March 2005 are as follows:

(Amount: million of yen)

	Fiscal year ending March 2004	Fiscal year ending March 2005
Net sales	280,000 (103%)	300,000 (107%)
Operating income	21,000 (109%)	28,000 (133%)
Ordinary income	17,000 (127%)	25,000 (147%)
Net income	8,500 (−%)	15,000 (176%)
Capital Investment	27,500 (168%)	20,200 (73%)

(%) : Year-on-year rate of change

We review annually projections in our medium-term operating plan based on drastically changing economic environment.

3. Operating Performance and Financial Position

(1) Operating Performance

1. Overview of the year

During the current consolidated fiscal year, the Japanese economy as a whole remained sluggish and stayed under severe conditions, although exports recovered temporarily at the beginning of the year as inventory adjustment finished throughout the IT-related industry. With capital investment and consumer spending remaining low, domestic demand continued to be sluggish.
The U.S. economy temporarily showed a recovery trend at the beginning of the year with the completion of the IT-related inventory cutback and pickup in consumer spending; however, its conditions grew gradually severe, owing to such factors as plummeting stock prices triggered by depressed performance of hi-tech companies and by public distrust in corporate accounting and unstable Iraqi situation. The European economy, in the meantime, remained sluggish with a lagging growth in consumer spending, although exports picked up temporarily owing to the completion of the IT-related inventory adjustment. With increased exports and recovery of domestic demand such as consumer spending, the Asian economies remained relatively strong.
Demand from the information & telecommunications equipment industry – the major customer base of our mainstay products – recovered temporarily as inventory adjustment finished throughout the industry; however, it turned out low again in and after June 2002.
In this business climate, we redoubled our efforts to enhance productivity and efficiency of our sales activities to further improve product quality and to develop high value-added products; however, net sales stood at 272,202 million yen, down 7,141 million yen (-2.6%) year on year.
Operating income totaled 19,352 million yen and ordinary income amounted to 13,420 million yen, down 2,620 million yen (-11.9%) and 2,575 million yen (-16.1%), respectively, year on year, owing primarily to increasingly severe price competition. As extraordinary losses, we posted losses of 4,945 million yen on revaluation of investment securities arising from sharp declines in financial sector stock prices, losses of 3,144 million yen in connection with withdrawal from the business of switching power supplies and related businesses, environmental preservation expenses for U.S. subsidiaries amounting to 1,206 million yen and other losses, and this resulted in net loss in the current term amounting to 2,434 million yen, down 7,732 million yen year on year.

(a) Performance by industry segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Sales of ball bearings to household electrical appliance makers and to the automobile industry were firm, and those to the information & telecommunications equipment industry were relatively strong owing to our vigorous sales expansion effort, even though demand from this industry remained low.
The business of rod-end bearings remained in a difficult situation. Demand continued to decrease from the aerospace industry – our major market segment – after the 2001 terrorist attacks in the U.S. Amid the stagnant market environment, sales volume of pivot assemblies increased, while price competition grew even more intense. As a result, net sales totaled 118,117 million yen and operating income amounted to 18,519 million yen, down 3,908 million yen (-3.2%) and 3,616 million yen(-16.3%), respectively, compared with the previous year.

Electronic devices and components business

Our core products in this business segment include precision small motors such as HDD spindle motors, fan motors and stepping motors; PC keyboards; speakers; magneto optical disk drives (MODs); and measuring instruments.
Demand from the information & telecommunications equipment industry - the primary customer base – remained low and price competition grew even more intense. In this business climate, though sales of stepping motors were weak, those of fan motors increased and keyboard sales remained steady. Production and shipments of HDD spindle motors steadily increased, while sales remained at about the same level as in the previous year, owing to price declines. We terminated production and sale of floppy disk drives (FDDs) at the end of November. As a result, net sales stood at 154,084 million yen, down 2,219 million yen(-1.4%) and operating income amounted to 832 million yen, up 994 million yen, compared with the previous year.
Given our consistent efforts for a long time to return the business of switching power supplies, inductors and transformers to profitability in vain, we concluded it is hardly possible to improve their performance or expand their operations in the foreseeable future and decided to discontinue and withdraw from these business.

(b) Performance by geographical segment is as follows:

Japan

Owing to continuation of sluggish demand from the information & telecommunications equipment industry, coupled with the effect of production shift by many of our customers to their overseas subsidiaries to cope with growing deflationary pressure, net sales amounted to 72,754 million yen, down 10,950 million yen (-13.1%) year on year. Operating income, on the other hand, increased 2,366 million yen (308.5%) year on year to 3,133 million yen, owing largely to a decrease in import prices from overseas subsidiaries.

Asia excluding Japan

This region has become an increasingly important manufacturing base for Japanese, European, and American manufacturers of personal computers and household electrical appliances. Though affected by the slower-than-expected recovery in demand from the information & telecommunications equipment industry in Japan, Europe, and the U.S., sales were firm owing to the progress in production shift to this region by our Japanese customers. At the same time, price competition is getting more intense as production expands in this part of the world.

As a consequence, net sales amounted to 107,789 million yen, up 11,906 million yen (12.4%), and operating income totaled 12,418 million yen, down 4,968 million yen (-28.6%), respectively, compared with the previous year.

North and South America

Sales of electronic devices and components such as PC keyboards, speakers, and fan motors remained strong in this region. On the other hand, demand from the aerospace industry for rod-end bearings continued to decline after the 9-11 terrorist attacks in the U.S.

As a result, net sales and operating income decreased 4,572 million yen (-7.2%) and 110 million yen (-5.6%) to 58,997 million yen and 1,858 million yen, respectively, compared with the previous year.

Europe

Sales of ball bearings, rod-end bearings and other products were firm, despite an increasingly decelerating trend in the European economy. On the other hand, sales of electronic devices and components such as keyboards were slow. As a result, net sales stood at 32,660 million yen and operating income amounted to 1,942 million yen, down 3,526 million yen (-9.7%) and up 92 million yen (5.0%), respectively, compared with the previous year.

2. Outlook for the next fiscal year

For the next consolidated fiscal year, we expect the Japanese economy will remain stagnant for some more time, owing mainly to continuation of severe employment and income situations and low consumer spending, though a decreasing trend of capital investment has almost bottomed out. However, in the second half of the next year, we expect overseas economy will recover and exports will increase; thereby putting the Japanese economy on a track to slow recovery.

In the U.S. economy, the pace of recovery is beginning to slacken, and how the aftermath of the Iraqi War will affect the economy seems uncertain. Despite these negative factors, we expect that owing to tax reduction, consumer spending will pick up and capital investment will recover in the second half of the year, thereby putting the U.S. economy back on a track to growth. The European economy will continue to show a decelerating trend for some time; however, it will recover slowly in the second half of the year and thereafter, owing to a pickup in exports. We initially predicted that the Asian economies, though relatively strong, would decelerate temporarily in the first half because of slowdown in overseas economies but would recover in the second half of the year. However, given unstable factors created by the recent spread of SARS, business outlook remains uncertain in this region.

(a) The outlook by industry segment for the full year is as follows:

Machined component business

As for ball bearings, we will continue our sales expansion effort, with focus on the information & telecommunications equipment market, which seems to have hit the bottom. In the aerospace industry - one of our major customer bases for rod-end bearings – business continues to decline since the 9-11 terrorist attacks in the U.S., and coupled with the aftermath of the Iraqi War, business in this industry is expected to deteriorate. We will continue our effort to vigorously expand sales of ball bearings and related mainstay products, to further reduce manufacturing costs, to enhance their quality and to further improve sales efficiency, so that we will be able to improve our business performance.

Electronic devices and components business

With the completion of inventory adjustments by the information and telecommunications equipment industry - the core market for this business segment, demand is expected to pick up, while competition will become even more intense. We will strive to further expand sales of fan motors, PC keyboards and HDD spindle motors, which all enjoyed strong business in the current year; and to take cost-reduction measures for other core products. We will also direct our effort toward developing high value-added products and low-end products and placing them on the market, thereby contributing to enhance our business performance.

(b) The outlook by geographical segment for the full year is as follows:

Japan

We expect that, against the backdrop of sluggish demand and increasingly fierce price competition, many of our customers will promote production shift from their plants in Japan to those in other Asian countries. This will put us in a tougher sales situation. To cope with this, we will promote the efficiency of management from manufacturing to sales and to intensify the links between sales, manufacturing, and engineering groups in various parts of Japan. By so doing, we will focus our effort on enhancing business performance.

Asia excluding Japan

This region offers the largest market for our products. Taking full advantage of having our key manufacturing bases right in this largest market area, we aim to respond speedily to the production shift by our key customers to this region from Europe, the U.S. and Japan.

North and South America

We expect demand from the aerospace industry – one of our main customer bases - will continue to dwindle further for some more time, owing primarily to continued declines in the number of air travelers ever since the 9-11 terrorist attacks in the U.S., coupled with the aftermath of the Iraqi War. We will strive for cost reduction and sales expansion of our core products such as bearings.

Europe

By expanding our R&D centers in Europe and responding quickly to market needs, we will continue our effort toward expanding sales of bearings and other core products.

(2) Financial Position in the Current Fiscal Year

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the current fiscal year totaled 14,177 million yen, up 224 million yen (1.6%) compared with the end of the previous term.

Cash flows from various business activities during the current fiscal year and relevant factors are as follows:

Our all-out effort for improved business performance brought net cash inflow of 32,279 million yen from operating activities, which represents a decrease of 1,738 million yen (-5.1 %) compared with the previous year.

Expenditure for purchase of property, plant and equipment decreased considerably from the previous year to 16,382 million yen, resulting in net cash outflow of 16,233 million yen from investing activities, representing a decrease of 8,112 million yen (-33.3 %) compared with the previous year.

Repayment of short-term and long-term loans payable totaling 1,840 million yen, redemption of convertible bonds amounting to 13,823 million yen, and other factors resulted in net cash outflow of 15,471 million yen from financing activities, representing an increase of 7,153 million yen (86.0 %) compared with the previous year.

4. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

	As of March 31,2003		As of March 31,2002		Increase or (decrease) 2003– 2002	
	Millions of yen	% Comp.	Millions of Yen	% Comp.	Millions of Yen	%
ASSETS						
Current assets	127,447	39.8	131,548	37.6	(4,100)	(3.1)
Cash and cash equivalents	14,177		13,952		224	
Notes and accounts receivable	54,085		51,281		2,803	
Inventories	43,204		49,887		(6,683)	
Deferred tax assets	8,593		6,521		2,072	
Others	7,856		10,406		(2,549)	
Allowance for doubtful receivables	(469)		(501)		32	
Fixed assets	192,608	60.2	218,471	62.4	(25,862)	(11.8)
Tangible fixed assets	162,960		183,437		(20,477)	
Building and structure	97,395		102,510		(5,115)	
Machinery and transportation equipment	191,394		207,760		(16,365)	
Tools, furniture and fixtures	47,497		49,725		(2,228)	
Land	16,710		17,410		(699)	
Construction in progress	438		1,351		(913)	
Accumulated depreciation	(190,476)		(195,321)		4,845	
Intangible fixed assets	13,749		15,504		(1,754)	
Consolidation adjustments	12,837		14,594		(1,757)	
Others	912		909		2	
Investment and other assets	15,898		19,528		(3,630)	
Investment in securities	3,982		5,730		(1,748)	
Long-term loans receivable	188		268		(80)	
Deferred tax assets	9,494		11,143		(1,648)	
Others	2,715		2,609		106	
Allowance for doubtful receivables	(483)		(223)		(260)	
Deferred assets	13	0.0	17	0.0	(4)	(24.1)
Total assets	320,069	100.0	350,037	100.0	(29,967)	(8.6)

		2003	2002
(Note)	Treasury stock	66,853 shares	8,574 shares

	As of March 31,2003		As of March 31,2002		Increase or (decrease) 2003-2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of Yen	%
LIABILITIES						
Current liabilities	134,459	42.0	156,908	44.8	(22,448)	(14.3)
Notes and accounts payable	24,025		26,115		(2,089)	
Short-term loans payable	67,475		61,618		5,856	
Commercial paper	3,000		–		3,000	
Current portion of long-term loans payable	787		28,019		(27,231)	
Current portion of bomds	10,000		–		10,000	
Current portion of convertible bond	–		13,823		(13,823)	
Accrued income taxes	2,662		4,162		(1,499)	
Accrued bonuses	3,358		3,524		166	
Reserve for loss on liquidation of the business of switching supplies , inductors and transformers, etc...	3,144		–		3,144	
Reserve for environmental preservation expenses	1,206		–		1,206	
Others	18,799		19,645		(846)	
Long-term liabilities	87,128	27.2	80,301	23.0	6,826	8.5
Bonds	28,000		35,000		(7,000)	
Convertible bonds	27,080		27,080		–	
Bond with warrant	4,000		4,000		–	
Long-term loans payable	26,782		13,132		13,649	
Allowance for retirement benefit	229		208		21	
Others	1,036		880		156	
Total liabilities	221,587	69.2	237,209	67.8	(15,621)	(6.5)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	269	0.1	95	0.0	173	181.2
SHAREHOLDERS' EQUITY						
Common stock	68,258	21.3	68,258	19.5	–	–
Capital reserve	94,756	29.6	94,756	27.1	–	–
Retainde earnings	(454)	(0.1)	4,774	1.3	(5,228)	–
Difference on revaluation of other marketable securities	(37)	(0.0)	(1,718)	(0.5)	1,680	(97.8)
Foreign currency translation adjustments	(64,274)	(20.1)	(53,333)	(15.2)	(10,940)	20.5
Treasury stock	(37)	(0.0)	(6)	(0.0)	(31)	506.8
Total shareholders' equity	98,212	30.7	112,731	32.2	(14,519)	(12.8)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	320,069	100.0	350,037	100.0	(29,967)	(8.6)

(Note) In accordance with a change in consolidated accounting procedures, items under Shareholders' Equity have been reclassified to facilitate comparison with those in the previous term and before.

(2) Consolidated Statements of Income

	Year ended March 31,2003		Year ended March 31,2002		Increase or (decrease) 2003-2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
Net sales	272,202	100.0	279,344	100.0	(7,141)	(2.6)
Cost of sales	203,500	74.8	206,060	73.8	(2,560)	(1.2)
Gross profit	68,702	25.2	73,283	26.2	(4,581)	(6.3)
Selling, general and administrative expenses	49,350	18.1	51,311	18.3	(1,961)	(3.8)
Operating income	19,352	7.1	21,972	7.9	(2,620)	(11.9)
Other income	1,226	0.4	1,801	0.6	(575)	(31.9)
Interest income	243		586		(342)	
Dividends income	48		43		4	
Equity income of affiliates	10		–		10	
Others	923		1,171		(247)	
Other Expenses	7,158	2.6	7,778	2.8	(620)	(8.0)
Interest expenses	4,765		5,673		(908)	
Foreign currency exchange loss	506		827		(321)	
Equity loss of affiliates	–		21		(21)	
Others	1,886		1,256		630	
Ordinary income	13,420	4.9	15,995	5.7	(2,575)	(16.1)
Extraordinary income	37	0.0	1,727	0.6	(1,689)	(97.8)
Gain from discharge of debts	–		714		(714)	
Gain on sales of fixed assets	34		247		(212)	
Gain on sales of investments securities in affiliates	3		–		3	
Reversal of allowance for doubtful receivables	–		269		(269)	
Reversal of allowance for loss on the liquidation of the automotive wheel business	–		496		(496)	
Extraordinary loss	12,961	4.7	4,773	1.7	8,188	171.5
Loss on disposal of inventories	–		1,125		(1,125)	
Loss on sales of fixed assets	110		225		(114)	
Loss on disposal of fixed assets	602		386		215	
Loss on sales of investiment securities	–		6		(6)	
Loss on revaluation of investments securities	4,945		1,466		3,479	
Loss on liquidation of affiliates	1,843		937		906	
Loss on liquidation of the bisiness of switing power supplies, inductors and transformers,etc	3,144		–		3,144	
Loss for after-care of products	482		–		482	
Environmental preservation expenses	1,206		–		1,206	
Retirement benefit expense	626		626		–	
Income before income taxes	495	0.2	12,948	4.6	(12,452)	(96.2)
Income taxes						
Current (including enterprise tax)	4,276		4,918		(642)	
Adjustment of income taxes	(1,369)		2,711		(4,080)	
Total income taxes	2,906	1.0	7,629	2.7	(4,723)	(61.9)
Minority interest in earnings of consolidated subsidiaries	23	0.0	20	0.0	3	15.9
Net income	(2,434)	(0.8)	5,298	1.9	(7,732)	–

(Note) In line with the revised rules and regulations concerning consolidated financial statements and consolidated financial statements, reclassifications have been made in Consolidated Statements of Income and Retained Earnings for easy comparison with the previous years

(3) Consolidated Statements of Retained Surplus

	As of March 31,2003	As of March 31,2002	Increase or (decrease) 2003-2002
	Millions of yen	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS			
Additional paid-in capital at beginning of year..................................	94,756	94,756	–
Increase of additional paid-in capital	–	–	–
Decrease of paid-in cappital.............	–	–	–
Additional paid-in capital at end of year......................................	94,756	94,756	–
RETAINED EARNINGS			
Retaind earnings at beginning of year......................................	4,774	2,533	2,241
Retaind earnings at beginning of year.................................	4,774	3,303	1,470
Prior year tax effect adjustment in consolidated overseas subsidiaries..	–	(770)	770
Increase of retained earnings...........	(2,434)	5,342	(7,776)
Net income................................	(2,434)	5,298	(7,732)
Increase of retained earnings by decrease of consolidated subsidiaries	–	43	(43)
Decrease of retained earnings..........	2,793	3,100	(307)
Decrease of retained earnings by decrease of consolidated subsidiaries	– –	240	(240)
Cash dividends..............................	2,793	2,794	(0)
Bonus to directors and corporate auditors..	–	66	(66)
Retained earnings at end of year...	(454)	4,774	(5,228)

(Note) In line with the revised rules and regulations concerning consolidated financial statements and consolidated financial statements, reclassifications have been made in Consolidated Statements of Income and Retained Earnings for easy comparison with the previous years

(4) Consolidated Statements of Cash Flows

(Amount: millions of yen)

	Year ended March 31,2003	Year ended March 31,2002	Increase or (decrease) 2003-2002
1.Cash Flows from Operating Activities:			
Income before income taxes	495	12,948	(12,452)
Depreciation	22,826	24,385	(1,558)
Amortization of consolidation adjustments	1,189	1,192	(2)
Equity loss (income) of affiliates	(10)	21	(31)
Interest income and dividends received	(292)	(630)	338
Interest expenses	4,765	5,673	(908)
Gain from discharge of debts	—	(714)	714
(Income) loss on sales of fixed assets	76	(21)	97
Loss on disposal of fixed assets	602	386	215
Loss on liquidation of affiliates	1,843	937	906
Loss for after care of products	482	—	482
(Gain)Loss on sales of investments securities	(3)	6	(9)
Loss on revaluation of investments securities	4,945	1,466	3,479
(Increase) decrease in notes and accounts receivable	(4,070)	5,691	(9,762)
Decrease in inventories	3,972	5,711	(1,739)
Decrease in notes and accounts payable	(1,585)	(4,660)	3,075
Increase (decrease) of allowance for doubtful receivables	280	(383)	664
Increase (decrease) in accrued bonuses	(58)	5	(63)
Increase in reserve for losses on liquidation of the business of Switching power supplies, inductors and transformers etc.	3,144	—	3,144
Increase of reserve for environmental preservation expenses	1,206	—	1,206
Decrease of allowance for the liquidation of the automotive wheel business	—	(2,762)	2,762
Increase (decrease) in retirement allowance	22	(32)	54
Payment of bonus to directors and corporate auditors	(66)	(122)	55
Others	1,787	(6,094)	7,881
Sub-total	41,553	43,004	(1,450)
Receipt of interest and dividends	266	598	(331)
Payment of interest	(5,086)	(4,596)	(490)
Payment of income taxes	(4,453)	(4,988)	534
Net cash provided by operating activities	32,279	34,017	(1,738)
2.Cash Flows from Investing Activities:			
Expenditure for purchase of property, plant and equipment	(16,382)	(26,245)	9,863
Proceeds from sales of property, plant and equipment	662	1,409	(746)
Purchase of investment in securities	(379)	(1)	(377)
Proceeds from sales of investment in securities	7	285	(278)
Payments for purchase of investment in subsidiaries with a change of the scope of consolidation	—	(53)	53
Proceeds from sales of subsidiaries with a change of the scope of consolidation	—	0	0
Long term loans receivables	(154)	(540)	386
Recovery of long term loans receivables	232	521	(288)
Other	(221)	278	(499)
Net cash used in investing activities	(16,233)	(24,346)	8,112
3.Cash Flows from Financing Activities:			
Increase (decrease) in short-term loans payable	7,954	(3,354)	11,308
Increase in the amount in commercial paper	3,000	—	3,000
Long term loans payable	17,000	513	16,486
Repayment of long term loans payable	(29,794)	(2,485)	(27,309)
Earnings from issuance of bonds	3,000	—	3,000
Loss on redemption of convertible bonds	(13,823)	—	(13,823)
Purchase of treasury stock	(31)	(1)	(29)
Dividends paid	(2,794)	(2,794)	0
Dividends paid to minority shareholders	—	(31)	31
Paid-in capital from minority shareholders	163	—	163
Other	(145)	(163)	18
Net cash used in financing activities	(15,471)	(8,317)	(7,153)
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	(349)	669	(1,018)
5.Net increase in cash and cash equivalents	224	2,022	(1,797)
6.Cash and Cash Equivalents at Beginning of Year	13,952	11,930	2,022
7.Cash and Cash Equivalents at End of year	14,177	13,952	224

(5) Basis of presenting consolidated financial statements

1. Scope of consolidation and application of equity method
   Number of consolidated companies............ 52 companies
   Included are NMB Singapore Ltd., NMB (USA) Inc., NMB Thai Ltd., Minebea Electronics (Thailand) Co., Ltd..

   Number of affiliated companies.................. 2 companies
   of which, equity method is applied to 2 companies including Shonan Seiki Co., Ltd., Kanto Seiko Co., Ltd..

2. Scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries

Anew	: Acquisition of stock	(6 companies)	Minebea Aviation Co., Ltd. Sheng Ding Pte. Ltd. Minebea Trading (Shanghai) Ltd. Shanghai Shun ding Technologies Ltd. Minebea (Hong Kong) Ltd. Minebea (Shenzhen) Ltd.
Exclusion	: Liquidation	(1 company)	Minebea Investment (PTE.) Ltd.
	: Merger	(1 company)	NMB Taimei Co., Ltd.

(b) Changes of the companies subject to equity method
   Anew : None
   Exclusion : None

3. Closing date of consolidated subsidiaries
   Consolidated subsidiaries whose closing dates are different from that of the Company adjusted their financial statements to the Company's closing date.

4. Accounting policies
(a) Valuation basis and method of significant assets
   1. Inventories
      The Company and consolidated domestic subsidiaries state primarily at the moving average cost.
      Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.
   2. Other marketable securities
      Securities with Market Value
         The Company adopted the market value method based on market prices and other conditions at the end of the term. Also, the Company accounted for all valuation differences based on the direct capitalization method and the sales costs are calculated by the moving average method.
      Securities without Market Value
         Non listed securities are stated at cost determined by the moving average method.

(b) Method of significant Depreciation
   1. Tangible fixed assets
      The Company and consolidated domestic subsidiaries adopt the declining balance method. Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law. The depreciation method of depreciable assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has changed to a method by which those assets are equally depreciated in lump sum for three years.
      Consolidated overseas subsidiaries mainly adopt the straight-line method.
   2. Intangible fixed assets
      The Company and consolidated domestic subsidiaries mainly adopt the straight-line method. Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).
      Consolidated overseas subsidiaries mainly adopt the straight-line method.

(c) Valuation basis of significant allowances
   1. Allowance for retirement benefit
      Regarding the Company and its consolidated Japanese subsidiaries, the Company stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits, based on

estimated retirement benefit debts and pension assets at the end of the term.

Regarding the difference of 3,134 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.

Over the five to fifteen years within the average remaining length of employees' service, the Company will charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.

Regarding the Company's consolidated overseas subsidiaries, each subsidiary stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits.

2. Allowance for doubtful receivables

The Company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible receivables based on the collectibility of each receivable for possible losses on the receivables.

3. Accrued bonuses

The Company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees , accrued bonuses are shown based on the anticipated amounts of payment in the current term. Consolidated overseas subsidiaries make the record on accrual basis.

4. Reserve for loss on liquidation of the business of switching power supplies, inductors and transformers

With regard to losses estimated to arise, in the next consolidated fiscal year, from withdrawal from the business of switching power supplies, inductors and transformers,etc, a reasonably estimated amount has been posted in the current consolidated fiscal year.

5. Reserve for environmental preservation expenses

With regard to losses estimated to arise, in the next consolidated fiscal year, as environmental preservation expenses, a reasonably estimated amount has been posted in the current consolidated fiscal year.

(d) Translation of foreign currency assets and liabilities in financial statements of the company and consolidated subsidiaries

The Company and consolidated domestic subsidiaries translate them into yen at the exchange rate on the balance sheets date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

Consolidated overseas subsidiaries translate them at the exchange rate on the balance sheets date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

(e) Accounting Method of Significant Lease Transactions

In accordance with the accounting method in reference to ordinary rental transactions, the Company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The Company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting Method of Significant Hedge transactions

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods. Under the guidance of the Company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

(g) Accounting Method of Consumption Tax and Other

Consumption tax and other related taxes are excluded from revenue and purchases of the Company.

5. Evaluation of consolidated subsidiaries' assets and liabilities

The company adopts the step fair value method as evaluation method of consolidated subsidiaries' assets and liabilities.

6. Amortization of consolidation adjustments

The consolidation adjustments are equally amortized for from five to forty years conforming to the accounting customs of the consolidated companies' countries.

7. Appropriation of retained earnings

Regarding the appropriation of retained earnings, the consolidated statements of income and retained earnings are prepared based of the method provided in the provision of article 8 of the regulation relating to terminology, form and methods of preparation of consolidated financial statements (advanced inclusion method).

8. Range of cash in Cash flow statements

Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments which expire within three months from acquisition date, have high liquidity and are easily turned into cash.

(6) NOTES

(a)Segment Information

(1) By industry segments

(Year ended March 31, 2003) (Amount: millions of yen)

	FY2003(Annual)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	118,117	154,084	272,202	–	272,202
(2) Sales to other segment	7,637	–	7,637	(7,637)	–
Total	125,755	154,084	279,840	(7,637)	272,202
Operating expense	107,235	153,252	260,488	(7,637)	252,850
Operating income	18,519	832	19,352	–	19,352
2. Assets, depreciation and capital expenditure					
Assets	191,793	204,489	396,283	(76,213)	320,069
Depreciation	10,377	12,448	22,826	–	22,826
Capital expenditure	4,750	11,853	16,603	–	16,603

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business.........................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(c) Having sold our holdings in Actus, a furniture and interior décor product sales subsidiary, in fiscal year 2001, we have withdrawn from the consumer business and others, and thus will not report sales or earnings in this industry category in the current term or thereafter.

(Year ended March 31, 2002) (Amount: millions of yen)

	FY2002(Annual)					
	Machined components business	Electronic devices and components business	Consumer business and others	Sub-total	Elimination	Total
1. Total sales and operating income						
Total sales						
(1) Sales to customers	122,025	156,303	1,016	279,344	–	279,344
(2) Sales to other segment	8,336	–	–	8,336	(8,336)	–
Total	130,361	156,303	1,016	287,679	(8,336)	279,344
Operating expense	108,225	156,466	1,016	265,707	(8,336)	257,371
Operating income	22,135	(162)	(0)	21,972	–	21,972
2. Assets, depreciation and capital expenditure						
Assets	205,919	231,806	745	438,472	(88,434)	350,037
Depreciation	9,489	14,891	5	24,385	–	24,385
Capital expenditure	7,963	18,485	5	26,453	–	26,453

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Wheels, Defense-related special parts, etc.

(b) Electronic devices and components business..........................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(c) Consumer business and others...................Furniture and interior, etc.

(2) By geographical segments

(Year ended March 31, 2003) (Amount: millions of yen)

	FY2003 (Annual)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	72,754	107,789	58,997	32,660	272,202	–	272,202
(2) Sales to other segment	110,133	101,268	2,613	3,306	217,321	(217,321)	–
Total	182,888	209,057	61,610	35,966	489,523	(217,321)	272,202
Operating expense	179,755	196,639	59,752	34,024	470,171	(217,321)	252,850
Operating income	3,133	12,418	1,858	1,942	19,352	–	19,352
2. Assets	175,916	185,397	37,064	20,528	418,907	(98,837)	320,069

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe..United Kingdom, Germany, France, Italy

(Year ended March 31, 2002) (Amount: millions of yen)

	FY2002 (Annual)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	83,704	95,883	63,569	36,186	279,344	–	279,344
(2) Sales to other segment	92,865	107,444	3,508	4,548	208,366	(208,366)	–
Total	176,569	203,327	67,077	40,735	487,710	(208,366)	279,344
Operating expense	175,802	185,941	65,109	38,885	465,738	(208,366)	257,371
Operating income	767	17,386	1,968	1,850	21,972	–	21,972
2. Assets	195,304	201,541	38,088	25,194	460,129	(110,091)	350,037

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe..United Kingdom, Germany, France, Italy

(3) Overseas Sales

(Year ended March 31, 2003) (Amount: millions of yen)

	FY2003(Annual)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	106,941	57,102	34,322	198,367
2. Total sales				272,202
3. Overseas sales on total sales	% 39.3	% 21.0	% 12.6	% 72.9

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.

2. Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Canada, Mexico, etc.

Europe...United Kingdom, Germany, France, Italy, Netherlands, etc.

(Year ended March 31, 2002) (Amount: millions of yen)

	FY2002(Annual)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	96,758	60,733	38,832	196,323
2. Total sales				279,344
3. Overseas sales on total sales	% 34.6	% 21.7	% 13.9	% 70.3

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.

2. Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Canada, Mexico, etc.

Europe...United Kingdom, Germany, France, Italy, Netherlands, etc.

(b)Relating to lease transactions

	Millions of yen					
	Year ended March 31,2003			Year ended March 31,2002		
(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of year-end closing balance :	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Machinery and transportation equipment	1,364	650	714	1,633	814	818
Tools, furniture and fixtures	3,332	1,691	1,640	3,707	2,006	1,700
Total	4,697	2,342	2,355	5,340	2,821	2,519

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of acquisition value in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(2) Equivalent of year-end closing balance of unexpired lease expenses:

	2003	2002
within-1-year	1,107	1,106
over 1-year	1,247	1,412
Total	2,355	2,519

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of year-end closing balance of unexpired lease expenses in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

	2003	2002
Amount of lease expenses	1,247	1,453
Equivalent of depreciation expenses	1,247	1,453

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight-line method with the lease term as a useful life and the residual value to be set at zero.

(c)Transaction with related parties

Directors and main individual shareholder

FY2003(Annual)												
Attribution	Name	Address	Capital	Line of business or profession	Voting right(own or owned)	Contents of relation		Contents of transaction		Transaction amount	Account title	Year-end balance
						Concurrently serving etc.	Relation of business					
Director	Atsushi Matsuoka	—	—	Director of the company President and representative director of NMB Co., Ltd	(Owned) Direct 0%	—	—	Please see "Keiaisha Co., Ltd.".				
Companies which the company's directors and nearly related person have over 50% of voting right.	Keiaisha Co., Ltd.	Kitaku Tokyo	¥1,905 million	Sales of Steel and its raw materials	(Owned) Direct 5.0%	Concurrently serving 4 on loan 1	The company purchases steel bar etc.	Operating transaction	Purchase of steel bar etc.	¥2,316 million	Notes payable and Account payable etc. ※3	¥358 million
									Building rent, etc.	¥36 million	Current assets and others ※3	¥1 million
									Tools & Equipment rent, etc	¥542 million	—	—
								Non Operating transaction	Non Operating income	¥6 million	—	—

(Note) Terms and decision policy of the transaction

1. The transaction with Keiaisha Co., Ltd. is what is called "Transaction for the third party".
2. The sales prices of steel bar, building rent and machinery rent etc. are decided after negotiation every fiscal year considering the market prices.

※3. The transaction amounts do not include the consumption taxes and the year end balance amounts include them.

Directors and main individual shareholder

FY2002(Annual)												
Attribution	Name	Address	Capital	Line of business or profession	Voting right(own or owned)	Contents of relation		Contents of transaction		Transaction amount	Account title	Year-end balance
						Concurrently serving etc.	Relation of business					
Director	Atsushi Matsuoka	—	—	Director of the company President and representative director of NMB Co., Ltd	(Owned) Direct 0%	—	—	Please see "Keiaisha Co., Ltd.".				
Companies which the company's directors and nearly related person have over 50% of voting right.	Keiaisha Co., Ltd.	Kitaku Tokyo	¥1,905 million	Sales of Steel and its raw materials	(Owned) Direct 5.0%	Concurrently serving 4 on loan 1	The company purchases steel bar etc.	Operating transaction	Purchase of steel bar etc.	¥ 1,423 million	Notes payable and Account payable etc. ※3	¥ 550 million
									Building rent,etc.	¥ 31 million	Current assets and others ※3	¥ 1 million
									Machinery rent	¥ 699 million		

(Note) Terms and decision policy of the transaction

1. The transaction with Keiaisha Co., Ltd. is what is called "Transaction for the third party".
2. The sales prices of steel bar, building rent and machinery rent etc. are decided after negotiation every fiscal year considering the market prices.

※3. The transaction amounts do not include the consumption taxes and the year end balance amounts include them.

(d)The tax effect accounting

As of March 31,2003		As of March 31,2002	
1.Major reasons for the accrual of deferred tax assets and deferred tax liabilities	Millions of yen	1.Major reasons for the accrual of deferred tax assets and deferred tax liabilities	Millions of yen
(Deferred tax assets)		(Deferred tax assets)	
Excess of allowed limit chargeable to the bonus payment reserve	631	Excess of allowed limit chargeable to the bonus payment reserve	629
Excess of allowed limit chargeable to the retirement allowance reserve	18	Excess of allowed limit chargeable to the retirement allowance reserve	28
Loss on revaluation of investments securities	2,210	Loss on revaluation of investments securities	301
Loss on liquidation of affiliates	245	Loss on liquidation of affiliates	146
Excess of allowed limit chargeable to the allowance for doubtful accounts	1,501	Excess of allowed limit chargeable to the allowance for doubtful accounts	1,368
Unrealized gains on sales of inventories	2,463	Unrealized gains on sales of inventories	2,501
Deficit brought forward	8,770	Deficit brought forward	11,236
Difference on revaluation of other marketable securities to the market	24	Difference on revaluation of other marketable securities to the market	1,145
Others	2,225	Others	307
Total deferred tax assets	18,088	Total deferred tax assets	17,664
(Deferred tax liabilities)		(Deferred tax liabilities)	
Depreciations allowed to overseas subsidiaries	1,758	Depreciations allowed to overseas subsidiaries	1,380
Others	56	Others	122
Total deferred tax liabilities	1,814	Total deferred tax liabilities	1,503
Net deferred tax assets	16,273	Net deferred tax assets	16,160
※Net deferred tax assets for the current fiscal year are included in the following items on the consolidated balance sheet.		※Net deferred tax assets for the current fiscal year are included in the following items on the consolidated balance sheet.	
Current assets........Deferred tax assets	8,593	Current assets........ Deferred tax assets	6,521
Fixed assets ....Deferred tax assets	9,494	Fixed assets ....Deferred tax assets	11,143
Current liabilities....Deferred tax liabilities	(1,016)	Current liabilities.... Deferred tax liabilities	(1,397)
Fixed liabilities......Deferred tax liabilities	(797)	Fixed liabilities.......Deferred tax liabilities	(105)
2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting		2.Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting	
Domestic legal effective tax rate	40.0%	Domestic legal effective tax rate	40.0%
(Adjustments)		(Adjustments)	
Current amortization of excess of cost over net assets acquired	93.2	Current amortization of excess of cost over net assets acquired	2.8
Differences in the tax rates applied to consolidated overseas subsidiaries	(713.0)	Differences in the tax rates applied to consolidated overseas subsidiaries	(26.8)
Valuation allowance for deficits in the current fiscal year of consolidated subsidiaries	800.3	Valuation allowance for deficits in the current fiscal year of consolidated subsidiaries	1.7
Effect of elimination of dividend income	758.4	Effect of elimination of dividend income	43.1
Difference recognized by U.S. subsidiaries because of the adoption of tax effect accounting	(560.0)	Others	(1.9)
Withholding income tax and others	41.2	Ratio of income tax burden after the application of tax effect accounting	58.9
Difference arising from a change in an effective statutory tax rate	128.7		
Others	2.6		
Ratio of income tax burden after the application of tax effect accounting	586.2		

3.Revision in the amount of deferred tax assets and deferred tax liabilities owing to changes in the rate of income tax and others The legally effective tax rate used in calculating deferred tax assets is 40.0% in the previous term, and 40.0% in the current term for those under current assets and 39.0% for those under fixed assets in the current term. As a result, deferred tax assets decreased ¥204 million, and income tax adjustment increased by the same amount.	———

(e) Marketable securities

Marketable securities (Amount: millions of yen)

Classification	As of March 31,2003			As of March 31,2002		
	Acquisition Value	Book Value	Difference	Acquisition Value	Book Value	Difference
Those whose recoded amounts in the consolidated balance sheet exceed the acquisition costs. Stock	–	–	–	2	3	1
Those whose recoded amounts in the consolidated balance sheet do not exceed the acquisition costs. Stock	2,723	2,660	(62)	7,258	4,393	(2,864)
Total	2,723	2,660	(62)	7,260	4,397	(2,863)

(Note) In other marketable securities, we processed losses in value of share prices and posted losses on revaluation of marketable and investment securities in the amount of ¥ 4,914 million in this term and ¥1,466 million in the previous term.

Other marketable securities (Amount: millions of yen)

Classification	As of March 31,2003	As of March 31,2002
	Book Value	Book Value
Other marketable securities	1,104	1,333
Total	1,104	1,333

(Note) Non-listed stock

(f) Contract amounts, current prices, and unrealized profits or losses of derivatives

Exchange contract

(Amount: millions of yen)

Classification	Type	As of March 31,2003				As of March 31,2002			
		Contract amount		Current price	Revaluation profit or (loss)	Contract amount		Current price	Revaluation profit or (loss)
			Over 1-year				Over 1-year		
Non-market transaction	Exchange Contract								
	Selling order								
	US dollar	407	—	407	—	—	—	—	—
	Japanses YEN	83	—	83	—	—	—	—	—
	Euro	19	—	19	—	—	—	—	—
	HK dollar	2,142	—	2,142	—	—	—	—	—
	Buying order								
	Japanese YEN	35	—	35	—	—	—	—	—
Total		2,687	—	2,687	—	—	—	—	—

(Notes) 1. Calculation method for current market price

Exchange Contract Transactions............These transactions have been made based on the forward exchange rates.

2. We excluded the items that are applied hedge account from this financial year's report

3. For derivative transactions expected to be made in April 2003, exchange contracts were made at the end of the current term in Singapore.

(g) Retirement benefits

FY2003		
(1) Corporate retirement benefit system		
To provide for the payment of employee retirement allowances, the Company has adopted the qualified retirement pension system on a company-wide basis.		
(2) Details of retirement benefit debts and expenses		
Components of retirement benefit debts		
(a) Retirement benefit debts	(10,364)	millions of yen
(b) Pension assets	7,237	
(c) Unreserved debts for retirement benefit ((a)+(b))	(3,127)	
(d) Unappropriated amount of differences at the time of changes in accounting standards	1,253	
(e) Unrecognized differences in mathematical calculation	1,897	
(f) Net amount listed on consolidated balance sheet ((c)+(d)+(e))	23	
(g) Prepaid pension expenses	218	
(h) Reserve for retirement allowances (note) ((f) − (g))	(195)	
Note: On the balance sheet, the Company includes an excess over the accrued employees' retirement allowances due to its past switch to a qualified retirement pension system as "reserve for retirement allowances."		
Components of retirement benefit expenses		
Service costs	588	
Interest costs	283	
Expected management earnings	(205)	
Amount of differences at the time of changes in accounting standards charged to expenses	626	
Amount of differences at the accounting period changed to exepenses	258	
Retirement benefit expenses	1,550	
(3) Calculation basis for retirement benefit debts and expenses		
Discount rates	3.0 %	
Expected management earning rates	3.0 %	
Period allocation method of anticipated retirement benefit debts	Basis for periodic fixed amounts	
Accounting period of differences in mathematical calculation	5 ~ 15 years (From the next term, the differences will be charged to expenses based on the straight-line method.)	
Accounting period of differences at the time of changes in accounting standards	5 years (Prorated amounts are stated in extraordinary loss.)	

FY2002	
(1) Corporate retirement benefit system	
To provide for the payment of employee retirement allowances, the Company has adopted the qualified retirement pension system on a company-wide basis.	
(2) Details of retirement benefit debts and expenses	
Components of retirement benefit debts	
(a) Retirement benefit debts	(9,835) millions of yen
(b) Pension assets	6,883
(c) Unreserved debts for retirement benefit ((a)+(b))	(2,952)
(d) Unappropriated amount of differences at the time of changes in accounting standards	1,880
(e) Unrecognized differences in mathematical calculation	1,211
(f) Net amount listed on consolidated balance sheet ((c)+(d)+(e))	139
(g) Prepaid pension expenses	294
(h) Reserve for retirement allowances (note) ((f) − (g))	(155)
Note: On the balance sheet, the Company includes an excess over the accrued employees' retirement allowances due to its past switch to a qualified retirement pension system as "reserve for retirement allowances."	
Components of retirement benefit expenses	
Service costs	654
Interest costs	269
Expected management earnings	(190)
Amount of differences at the time of changes in accounting standards charged to expenses	626
Amount of differences at the accounting period changed to exepenses	120
Retirement benefit expenses	1,479
(3) Calculation basis for retirement benefit debts and expenses	
Discount rates	3.0 %
Expected management earning rates	3.0 %
Period allocation method of anticipated retirement benefit debts	Basis for periodic fixed amounts
Accounting period of differences in mathematical calculation	5 ~ 15 years (From the next term, the differences will be charged to expenses based on the straight-line method.)
Accounting period of differences at the time of changes in accounting standards	5 years (Prorated amounts are stated in extraordinary loss.)

5. Amounts of production, orders received, sales

(1) Production (Amount: millions of yen)

Industry segments	March 31,2003	March 31,2002
Machined components business	119,290	124,604
Electronic devices and components business	152,678	154,490
Total	271,968	279,094

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(2) Orders received (Amount: millions of yen)

Industry segments	Year ended March 31,2003		Year ended March 31,2002	
	Orders received	Order backlog	Orders received	Order backlog
Machined components business	117,055	33,225	112,414	34,288
Electronic devices and components business	152,670	22,069	158,253	23,483
Consumer business and others	—	—	826	—
Total	269,725	55,294	271,493	57,771

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(3) Sales (Amount: millions of yen)

Industry segments	Year ended March 31,2003	Year ended March 31,2002
Machined components business	118,117	122,025
Electronic devices and components business	154,084	156,303
Consumer business and others	—	1,016
Total	272,202	279,344

(Notes) Amounts are provided on the basis of their sales price and do not include consumption taxes.

BRIEF REPORT OF NON-CONSOLIDATED FINANCIAL RESULTS
(Year ended March 31, 2003)

May 15, 2003

Registered Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)

Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken

Representative : Tsugio Yamamoto President and Representative Director
Contact: Sadahiko Oki Director-Accounting
Tel. (03)5434-8611

Board of Directors' Meeting for Non-consolidated Financial Results held on : May 15, 2003
Interim Dividend Plan: None
Unit Share Method: Yes (1 unit = 1,000 shares)
Annual Shareholders' Meeting to be held on: June 27, 2003

1. Business performance (April 1,2002 through March 31,2003)

(1) Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2003	162,952	(7.0)	5,018	171.5	11,062	10.3
FY2002	175,218	(11.4)	1,848	(84.9)	10,033	(17.3)

	Net income (millions of yen)	% Change	Net income Per share(yen)	Fully diluted net income per share(yen)	Return (Net income) on equity (%)	Return (Ordinary income) on assets (%)	Return (Ordinary income) on sales (%)
FY2003	1,227	(71.8)	3.08	–	0.7	3.0	6.8
FY2002	4,351	10.2	10.90	10.46	2.4	2.6	5.7

(Notes) 1. Weighted average number of shares outstanding during the respective years: 399,131,972 shares at March 31, 2003
399,165,043 shares at March 31, 2002
2. Changes in accounting method: None
3. The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.

(2) Dividends

	Dividends per share			Total annual dividends (millions of yen)	Dividends payout ratio (%)	Dividends on shareholders' equity (%)
	Annual (yen)	Interim (yen)	Year-end (yen)			
FY2003	7.00	–	7.00	2,793	227.6	1.5
FY2002	7.00	–	7.00	2,794	64.2	1.5

(Notes) Details of dividends Not applicable.

(3) Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2003	362,682	181,240	50.0	454.12
FY2002	376,880	181,222	48.1	454.01

(Notes) 1. Number of shares outstanding at end of year: 399,100,842 shares at March 31, 2003
399,159,121 shares at March 31, 2002
2. Number of treasury stock at end of year: 66,853 shares at March 31, 2003
8,574 shares at March 31, 2002

2. Prospect for the next fiscal year (April 1, 2003 through March 31, 2004)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Dividends per share		
				Interim(yen)	Year-end(yen)	Annual(yen)
Interim	87,000	4,100	1,750	—	—	—
Annual	179,500	10,100	4,800	—	7.00	7.00

(Reference) Projected annual net income per share: 12.03yen

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page eight and nine of the documents attached hereunder.

Non-Consolidated Financial Statements and Notes

1. Non-Consolidated Balance Sheets

	As of March 31,2003		As of March 31,2002		Increase or (decrease) 2003-2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
ASSETS						
Current assets	128,363	35.4	136,349	36.2	(7,985)	(5.9)
Cash and cash equivalents	7,487		4,421		3,066	
Notes receivable	2,249		1,952		297	
Accounts receivable-trade	36,680		41,533		(4,853)	
Purchased goods	3,442		3,170		271	
Goods in transit	1,068		1,530		(462)	
Finished goods	1,278		1,687		(409)	
Raw materials	2,122		2,020		101	
Work in process	2,410		2,814		(404)	
Supplies	170		152		17	
Advances to vendor	131		430		(299)	
Prepaid expenses	380		407		(26)	
Short-term loans receivable from affiliates	60,202		64,632		(4,430)	
Accounts receivable-other	5,568		6,982		(1,414)	
Temporary advance	22		16		6	
Deferred tax assets	4,231		3,641		590	
Others	1,018		1,187		(169)	
Allowance for doubtful receivables	(100)		(233)		133	
Fixed assets	234,305	64.6	240,513	63.8	(6,207)	(2.6)
Tangible fixed assets	32,073		33,435		(1,362)	
Buildings	11,607		12,062		(454)	
Structures	661		597		63	
Machinery and equipment	6,314		6,680		(366)	
Vehicles	15		7		8	
Tools, furniture and fixtures	2,255		2,329		(73)	
Land	11,067		11,067		-	
Construction in progress	150		689		(539)	
Intangible fixed assets	841		844		(3)	
Patents	466		554		(88)	
Leasehold rights	49		49		-	
Software	275		188		87	
Others	50		52		(2)	
Investments and other assets	201,391		206,233		(4,841)	
Investments in securities	3,720		5,488		(1,767)	
Investments securities in affiliates	155,366		156,813		(1,446)	
Investments in partnerships	0		0		-	
Investments in partnerships with affiliates	27,733		27,608		124	
Long-term loans receivable	-		5		(5)	
Long-term loans receivable from employees	11		13		(1)	
Long-term loans receivable from affiliates	8,567		7,425		1,141	
Reorganization claim in bankruptcy , and others	53		37		16	
Long-term prepaid expenses	804		400		404	
Deferred tax assets	7,983		10,862		(2,879)	
Others	1,124		1,281		(157)	
Allowance for doubtful receivable	(3,975)		(3,705)		(270)	
Deferred assets	13	0.0	17	0.0	(4)	(24.1)
Bond issuance expenses	13		17		(4)	
Total Assets	362,682	100.0	376,880	100.0	(14,197)	(3.8)

	As of March 31,2003		As of March 31,2002		Increase or (decrease) 2003-2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
LIABILITIES						
Current liabilities	100,327	27.6	124,025	32.9	(23,697)	(19.1)
Notes payable	2,998		3,986		(988)	
Accounts payable-trade	23,817		28,820		(5,002)	
Short-term loans payable	52,033		39,875		12,157	
Commercial paper	3,000		-		3,000	
Current portion of long-term loans payable.	500		27,700		(27,200)	
Current portion of bonds	10,000		-		10,000	
Current portion of convertible bonds	-		13,823		(13,823)	
Accounts payable-other	4,193		5,290		(1,097)	
Accrued income taxes	71		65		5	
Accrued expenses	816		866		(50)	
Advances from customer	4		11		(6)	
Deposits received	245		416		(170)	
Deferred income	86		115		(29)	
Accrued bonuses	1,943		2,090		(146)	
Notes payable for equipment	100		470		(369)	
Others	515		493		22	
Long-term liabilities	81,114	22.4	71,632	19.0	9,482	13.2
Bonds	28,000		35,000		(7,000)	
Convertible bonds	27,080		27,080		-	
Bond with warrants	4,000		4,000		-	
Long-term loans payable	22,000		5,500		16,500	
Allowance for retirement benefits	34		52		(17)	
Total Liabilities	181,442	50.0	195,657	51.9	(14,215)	(7.3)
SHAREHOLDERS' EQUITY						
Common stock	68,258	18.8	68,258	18.1	-	-
Additional paid-in capital	94,756	26.1	94,756	25.1	-	-
Capital reserve	94,756		94,756		-	
Retained Earnings	18,299	5.1	19,932	5.3	(1,633)	(8.2)
Earned surplus	2,085		2,085		-	
Voluntary reserve	11,500		10,000		1,500	
General reserve	11,500		10,000		1,500	
Unappropriated retained earnings	4,714		7,847		(3,133)	
[Current net income]	[1,227]		[4,351]		[(3,124)]	
Difference on revaluation of other marketable securities	(36)	(0.0)	(1,718)	(0.4)	1,682	97.9
Treasury stock	(37)	(0.0)	(6)	(0.0)	(31)	(506.9)
Total Shareholders' Equity	181,240	50.0	181,222	48.1	17	0.0
Total Liabilities and Shareholders' Equity	362,682	100.0	376,880	100.0	(14,197)	(3.8)

(Note) 1. In accordance with the revised rules concerning financial statements, financial items under Assets in Condensed Balance Sheet at the end of the previous term is reclassified for easy comparison with fiscal years before the previous year.

	Millions of yen 2003	2002
2. Accumulated depreciation of tangible fixed assets	48,849	47,175
3. Guranteed liabilities	37,369	47,076
4. Issuance of common stock upon conversion of convertible bonds	-	-
Increase of shares on conversion of convertible bonds	-	-
Transferred to common stock	-	-
5. Issuance of common stock upon conversion of bond with warrants	-	-
Increase of shares on conversion of bond with warrants	-	-
Transferred to common stock	-	-

2. Non-Consolidated Statements of Income

	Year ended March 31,2003		Year ended March 31,2002		Increase or (decrease) 2003－2002	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net Sales	162,952	100.0	175,218	100.0	(12,266)	(7.0)
Cost of sales	136,897	84.0	150,915	86.1	(14,018)	(9.3)
Gross profit	26,054	16.0	24,302	13.9	1,751	7.2
Selling, general and administrative expenses	21,036	12.9	22,454	12.8	(1,417)	(6.3)
Operating income	5,018	3.1	1,848	1.1	3,169	171.5
Other income	9,420	5.8	11,530	6.5	(2,110)	(18.3)
Interest income	969		942		27	
Dividends received	7,786		9,828		(2,041)	
Rent income of fixed assets	504		487		16	
Others	159		271		(111)	
Other expenses	3,375	2.1	3,345	1.9	30	0.9
Interest and discount charge	1,392		1,455		(62)	
Interest on bonds	1,252		1,270		(18)	
Amortization on bond issue costs	24		17		6	
Foreign currency exchange loss	294		187		106	
Others	412		413		(1)	
Ordinary income	11,062	6.8	10,033	5.7	1,029	10.3
Extraordinary income	450	0.3	2,192	1.3	(1,742)	(79.5)
Gain from discharge of debts	-		682		(682)	
Gain on sales of fixed assets	123		365		(241)	
Gain on sales of investments in securities	3		-		3	
Gain on sales of investments securities in affiliates	-		250		(250)	
Liquidation dividend from affiliated company	205		-		205	
Reversal of allowance for doubtful receivables	118		398		(279)	
Reversal of allowance for loss on the liquidation of the automotive wheel business	-		496		(496)	
Extraordinary loss	8,117	5.0	3,969	2.3	4,148	104.5
Loss on disposal of inventories	-		965		(965)	
Loss on sales of fixed assets	117		209		(91)	
Loss on sales of investments in securities	-		6		(6)	
Loss on revaluation of investments in securities	4,945		1,466		3,479	
Allowance for doubtful receivables.	-		292		(292)	
Loss on revaluation of investments securities in affiliates	2,280		527		1,752	
Loss on liquidation of affiliated companies	256		7		248	
Loss for after-care of products	23		-		23	
Retirement benefit expense	494		494		-	
Income before income taxes	3,395	2.1	8,257	4.7	(4,861)	(58.9)
Income taxes (including enterprise tax)	999	0.6	801	0.4	198	24.8
Adjustment of income taxes	1,168	0.7	3,104	1.8	(1,936)	(62.4)
Total income taxes	2,167	1.3	3,905	2.2	(1,737)	(44.5)
Net income	1,227	0.8	4,351	2.5	(3,124)	(71.8)
Retained earnings brought forward from the previous year	3,486		3,495		(8)	
Unappropriated retained earnings at end of year	4,714		7,847		(3,133)	

3. (a) Proposed Appropriation of Unappropriated Retained Earnings

	Year ended March 31,2003 Millions of yen		Year ended March 31,2002 Millions of yen
Unappropriated retained earnings at end of year...............	4,714	Unappropriated retained earnings at end of year..............	7,847
The above amount is to be appropriated as follows:-		The above amount is to be appropriated as follows:-	
Dividends [7 yen per share].........	2,793	Dividends [7 yen per share].........	2,794
Bonuses to directors & corporate auditors...............	–	Bonuses to directors & corporate auditors..............	66
[Corporate auditors' bonuses]	[–]	[Corporate auditors' bonuses]	[3]
Voluntary reserve	–	Voluntary reserve	1,500
General reserve...........................	–	General reserve...........................	1,500
Total	2,793	Total	4,360
Retained earnings carried forward to the next year...........	1,920	Retained earnings carried forward to the next year...........	3,486

(Notes) Revision of directors' remuneration

In accordance with the planned introduction of Executive Officer System, we will reduce the number of directors. Along with this, we intend to revise directors' remuneration, currently 41 million yen or less per month, to be 25 million yen or less per month and will submit this, in accordance with Article 269 of the Commercial Law, as one of the items of agenda for approval at the 57th Annual Shareholders' Meeting, provided that the amendment of the Articles of Incorporation to reduce the number of directors is approved.

(b) Dividends per share

	FY2003			FY2002		
	Annual (yen)	Interim (yen)	Year-end (yen)	Annual (yen)	Interim (yen)	Year-end (yen)
Common stock	7.00	—	7.00	7.00	—	7.00
(Breakdown)						
Memorial dividends	—	—	—	—	—	—
Special dividends	—	—	—	—	—	—
New stocks	—	—	—	—	—	—
Preferred stocks	—	—	—	—	—	—
Subsidiaries-linked dividend stocks	—	—	—	—	—	—

4. Significant Accounting Policies

(a) Marketable securities

Investments securities in subsidiaries and affiliates: Stated at cost determined by the moving average method.

Other maketable securities: Securities with Market Value

Market value method based on market prices and other conditions at the end of the term. (The revaluation differences are accounted for based on the direct capitalization method and the sales costs are calculated by the moving average method.)

Securities without Market Value

Non listed marketable securities are stated at cost determined by the moving average method.

(b) Inventories

Purchased goods: Stated at cost determined by the moving average method.

Finished goods: Stated at cost determined by the moving average method.

Raw materials: Stated at cost determined by the moving average method for bearings, fasteners, measuring equipment, motors and special machinery components.

Work in process: Stated at cost determined by the moving average method for bearings, fasteners, and motors.

Stated at cost determined respectively for measuring equipment, special motors and special machinery components.

Supplies: Stated at cost determined by the moving average method for manufacturing bearings, fasteners, measuring equipment, motors and special machinery components.

(c) Depreciation

Tangible fixed assets:

Depreciation of tangible fixed assets is made on the declining balance method based on estimated useful lives of the assets.

Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law.

The depreciation method of depreciation assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has been changed to a method by which those assets are equally depreciated in lump sum for three years.

Intangible fixed assets:

Depreciation of intangible fixed assets is made on the straight-line method.

Useful lives are computed on the basis of the same method that is stipulated in the Corporation tax law.

However, the depreciation method of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

(d) Amortization of deferred assets

Bond issuance expenses are amortized over three years by an averaged amount each year.

Other items are charged to income as incurred.

(e) Allowances

Allowance for doubtful receivables:

In order to prepare against losses resulting from irrecoverable receivables, an allowance has been reserved in the amount required for estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Accrued bonuses:

To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Allowance for retirement benefits:

Based on estimated retirement benefit debts and pension assets at the end of the current term, the Company reported an amount estimated to accrue at the end of the current term to provide for employee retirement benefits.

Regarding the difference of 2,474 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.

Over the five years from the following term after the difference accrue, the Company will charge differences in mathematical calculation to expenses in accordance with the straight-line method.

(f) Translation of foreign currency assets and liabilities

Translation of foreign currency assets and liabilities are into yen at the exchange rate on the balance sheets date.

(g) Accounting method of significant lease transactions

The accounting treatment for financial lease transactions other than those in which the ownership of leases is considered to be transferred to us, is in accordance with that for ordinary lease transactions.

(h) Accounting method of significant hedge transactions

The Company had no significant hedge operations to report during the term.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(i) Other Significant Accounting Policies

Consumption taxes

Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

7. Notes

(a) Relating to lease transactions

	Millions of yen					
	Year ended March 31,2003			Year ended March 31,2002		
(1)Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of year-end closing balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Vehicles	307	172	135	382	173	208
Tools, furniture and fixtures	2,528	1,302	1,226	2,623	1,281	1,341
Total	2,835	1,474	1,361	3,005	1,455	1,550

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of acquisition value in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(2) Equivalent of year-end closing balance of unexpired lease expenses:

within 1-year	595	641
over 1-year	765	908
Total	1,361	1,550

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of year-end closing balance of unexpired lease expenses in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

Amount of lease expenses	678	856
Equivalent of depreciation expenses	678	856

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight line method with the lease term as a useful life and the residual value to be set at zero.

(b) Securities with Market Value

There are no subsidiaries or affiliates whose stocks have their current market value.

(c) The tax effect accounting

Year ended March 31,2003

1. Major reasons for the accrual of deferred tax assets (total current and fixed assets)

	Millions of yen
Excess of allowed limit chargeable to the accrued bonuses	631
Excess of allowed limit chargeable to the retirement benefits	18
Loss on the liquidation of investments in securities	2,210
Loss on the liquidation of investments securities in affiliates	1,096
Loss on liquidation of affiliated companies	239
Excess of allowed limit chargeable to the allowance for doubtful receivable	1,539
Deficit brought forward	6,291
Difference on revaluation of other marketable securities	24
Others	166
Total	12,214

2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting.

	%
Domestic legal effective tax rate	40.0
(Adjustments)	
Items to be regarded as taxable expenses, Such as entertainment expenses	2.1
Inhabitant tax levied per capita etc.	1.4
Income tax collected at the source	18.8
Adjustment of the difference in amount on the income tax return	(5.0)
Difference arising from a change in legally effective tax rate	6.0
Others	0.6
Ratio of income tax burden after the application of tax effect accounting	63.9

3. Revision in the amount of deferred tax assets owing to changes in the rate of income tax and others.

The legally effective tax rate used in calculating deferred tax assets is 40.0% in the previous term, and 40.0% in the current term for those under current assets and 39.0% for those under fixed assets in the current term. As a result, deferred tax assets decreased 204 million yen, and income tax adjustment increased by the same amount.

Year ended March 31,2002

1. Major reasons for the accrual of deferred tax assets (total current and fixed assets)

	Millions of yen
Excess of allowed limit chargeable to the accrued bonuses	558
Excess of allowed limit chargeable to the retirement benefits	28
Loss on the liquidation of investments in securities	301
Loss on the liquidation of investments securities in affiliates	211
Loss on liquidation of affiliated companies	3,646
Excess of allowed limit chargeable to the allowance for doubtful receivable	1,473
Deficit brought forward	7,097
Difference on revaluation of other marketable securities	1,145
Others	44
Total	14,503

2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting.

	%
Domestic legal effective tax rate	40.0
(Adjustments)	
Items to be regarded as taxable expenses, Such as entertainment expenses	0.7
Inhabitant tax levied per capita etc.	0.4
Income tax collected at the source	5.9
Others	0.3
Ratio of income tax burden after the application of tax effect accounting	47.3

―――――

Change of Directors & Corporate Auditors

1. Representative Director: None

2. Other Directors & Corporate Auditors:

   (a) Candidate for New Directors: None

   (b) Candidate for New Corporate Auditors:
   Isao Hiraide (Tax Advisor)

   (c) Retiring Directors:

Senior Managing Director	Masahito Saigusa	
Director	Tomeshiro Takeuchi	
Managing Director	Takashi Yamaguchi	(To be appointed as Managing Executive Officer)
Managing Director	Tomihiro Maruta	(To be appointed as Managing Executive Officer)
Director	Sadao Sawamura	(To be appointed as Executive Officer)
Director	Akihiro Hirao	(To be appointed as Executive Officer)
Director	Sadahiko Oki	(To be appointed as Executive Officer)
Director	Takuya Naka	(To be appointed as Executive Officer)
Director	Yukio Shimizu	(To be appointed as Executive Officer)
Director	Masayoshi Yamanaka	(To be appointed as Executive Officer)
Director	Shunji Mase	(To be appointed as Executive Officer)
Director	Hiroharu Katogi	(To be appointed as Executive Officer)
Director	Susumu Fujisawa	(To be appointed as Executive Officer)
Director	Masamitsu Osada	(To be appointed as Executive Officer)
Director	Akio Okamiya	(To be appointed as Executive Officer)

   (d) Retiring Corporate Auditors:

Corporate Auditor	Toshiro Uchida

May 15, 2003
Minebea Co., Ltd.

Supplementary Financial Data
for the Fiscal Year ended March 31, 2003

From this fiscal year we are reporting quarterly financial results.
For the above reason, income before tax and net income on quarterly basis for the last fiscal year have been omitted.

1. Consolidated Results of Operations

	Fiscal year ended Mar. 02			Fiscal year ended Mar. 03			%Change Y/Y	
(Millions of yen)	1st Half	2nd Half	Full Year	1st Half	**2nd Half**	**Full Year**	2nd Half*1	Full Year*2
Net sales	136,882	142,462	279,344	137,249	**134,953**	**272,202**	-5.3%	-2.6%
Operating income	12,496	9,476	21,972	10,176	**9,176**	**19,352**	-3.2%	-11.9%
Ordinary income	8,952	7,043	15,995	7,667	**5,753**	**13,420**	-18.3%	-16.1%
Income before income taxes	8,040	4,908	12,948	6,817	**-6,322**	**495**	—	-96.2%
Net income	4,384	914	5,298	2,543	**-4,977**	**-2,434**	—	—

	Fiscal year ended Mar. 02				Fiscal year ended Mar. 03				4Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	**4Q**	Q/Q*3	Y/Y*4
Net sales	69,988	66,894	68,536	73,926	72,367	64,882	68,723	**66,230**	-3.6%	-10.4%
Operating income	6,554	5,942	4,964	4,512	6,031	4,145	5,519	**3,657**	-33.7%	-18.9%
Ordinary income	4,804	4,148	3,835	3,208	4,524	3,143	4,036	**1,717**	-57.5%	-46.5%
Income before income taxes	—	—	—	—	4,203	2,614	3,735	**-10,057**	—	—
Net income	—	—	—	—	1,903	640	1,889	**-6,866**	—	—

2. Consolidated Sales and Operating Income by Division

	Fiscal year ended Mar. 02			Fiscal year ended Mar. 03			%Change Y/Y	
(Millions of yen)	1st Half	2nd Half	Full Year	1st Half	**2nd Half**	**Full Year**	2nd Half*1	Full Year*2
Machined components	62,195	59,830	122,025	60,309	**57,808**	**118,117**	-3.4%	-3.2%
Bearing related products	51,188	48,925	100,113	50,058	**47,880**	**97,938**	-2.1%	-2.2%
Other machinery components	11,006	10,905	21,911	10,251	**9,929**	**20,180**	-9.0%	-7.9%
Electronic devices and components	73,978	82,325	156,303	76,940	**77,144**	**154,084**	-6.3%	-1.4%
Rotary components	35,917	40,523	76,440	38,933	**40,255**	**79,188**	-0.7%	+3.6%
Other electronic devices	38,062	41,800	79,862	38,005	**36,892**	**74,897**	-11.7%	-6.2%
Consumer business and others	709	307	1,016	—	—	—	—	—
Total sales	136,882	142,462	279,344	137,249	**134,953**	**272,202**	-5.3%	-2.6%
Machined components	12,564	9,571	22,135	9,163	**9,356**	**18,519**	-2.2%	-16.3%
Electronic devices and components	-74	-88	-162	1,013	**-181**	**832**	—	—
Consumer business and others	6	-6	-0	—	—	—	—	—
Total operating income	12,496	9,476	21,972	10,176	**9,176**	**19,352**	-3.2%	-11.9%

	Fiscal year ended Mar. 02				Fiscal year ended Mar. 03				4Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	**4Q**	Q/Q*3	Y/Y*4
Machined components	32,021	30,174	28,358	31,472	31,668	28,641	28,723	**29,085**	+1.3%	-7.6%
Bearing related products	26,299	24,889	23,166	25,759	26,420	23,638	23,845	**24,035**	+0.8%	-6.7%
Other machinery components	5,722	5,284	5,190	5,715	5,249	5,002	4,879	**5,050**	+3.5%	-11.6%
Electronic devices and components	37,624	36,354	39,879	42,446	40,699	36,241	40,000	**37,144**	-7.1%	-12.5%
Rotary components	18,412	17,505	19,435	21,088	20,793	18,140	20,521	**19,734**	-3.8%	-6.4%
Other electronic devices	19,212	18,850	20,444	21,356	19,908	18,097	19,480	**17,412**	-10.6%	-18.5%
Consumer business and others	343	366	300	7	—	—	—	—	—	—
Total sales	69,988	66,894	68,536	73,926	72,367	64,882	68,723	**66,230**	-3.6%	-10.4%
Machined components	7,014	5,550	4,678	4,893	5,098	4,065	4,771	**4,585**	-3.9%	-6.3%
Electronic devices and components	-457	383	296	-384	933	80	748	**-929**	—	—
Consumer business and others	-3	9	-9	3	—	—	—	—	—	—
Total operating income	6,554	5,942	4,964	4,512	6,031	4,145	5,519	**3,657**	-33.7%	-18.9%

*1 2nd half % change Y/Y : 2nd half in comparison with the 2nd half of the previous fiscal year
*2 Full year % change Y/Y : Full year in comparison with the previous full year
*3 4Q % change Q/Q : 4Q in comparison with 3Q
*4 4Q % change Y/Y : 4Q in comparison with 4Q of the previous fiscal year

3. Prospect for the Fiscal Year ending March 31, 2004 and March 31, 2005

(Millions of yen)	Fiscal year ending Mar. 04			%Change Y/Y	FY ending Mar. 05	%Change Y/Y
	1st Half	2nd Half	Full Year			
Net sales	136,000	144,000	280,000	+2.9%	300,000	+7.1%
Operating income	8,800	12,200	21,000	+8.5%	28,000	+33.3%
Ordinary income	6,300	10,700	17,000	+26.7%	25,000	+47.1%
Income before income taxes	5,600	10,400	16,000	+3132.3%	24,000	+50.0%
Net income	2,500	6,000	8,500	–	15,000	+76.5%

4. Prospect for the Consolidated Sales and Operating Income by Division

(Millions of yen)	Fiscal year ending Mar. 04			%Change Y/Y	FY ending Mar. 05	%Change Y/Y
	1st Half	2nd Half	Full Year			
Machined components	56,850	58,150	115,000	-2.6%	117,100	+1.8%
Bearing related products	46,900	47,350	94,250	-3.8%	96,300	+2.2%
Other machinery components	9,950	10,800	20,750	+2.8%	20,800	+0.2%
Electronic devices and components	79,150	85,850	165,000	+7.1%	182,900	+10.8%
Rotary components	45,350	49,750	95,100	+20.1%	109,500	+15.1%
Other electronic devices	33,800	36,100	69,900	-6.7%	73,400	+5.0%
Total sales	136,000	144,000	280,000	+2.9%	300,000	+7.1%
Machined components	9,100	10,500	19,600	+5.8%	20,500	+4.6%
Electronic devices and components	-300	1,700	1,400	+68.3%	7,500	+435.7%
Total operating income	8,800	12,200	21,000	+8.5%	28,000	+33.3%

5. Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	FY ended Mar. 02	Fiscal year ended Mar. 03					Prospect for the FY ending Mar. 04
		1Q	2Q	3Q	**4Q**	**Full Year**	
Capital expenditure	26,245	3,870	4,149	4,020	**4,343**	**16,382**	27,500
Depreciation (Including Intangible Fixed Assets)	24,385	5,823	5,627	5,720	**5,656**	**22,826**	24,500
Research and development costs	10,682	2,325	2,457	2,493	**2,466**	**9,741**	10,000

6. Exchange Rates

		FY ended Mar. 02	Fiscal year ended Mar. 03					Assumption for the FY ending Mar. 04
			1Q	2Q	3Q	**4Q**	**Full Year**	
US$	PL	125.11	128.35	119.18	122.73	**118.90**	**122.29**	122.50
	BS	133.25	119.50	122.60	119.90	**120.20**	**120.20**	122.50
S'PORE$	PL	69.05	70.81	67.72	69.32	**68.48**	**69.08**	69.50
	BS	72.36	67.71	68.98	69.16	**68.01**	**68.01**	69.50
THAI BAHT	PL	2.81	2.98	2.84	2.83	**2.77**	**2.86**	2.80
	BS	3.06	2.87	2.83	2.77	**2.80**	**2.80**	2.80
RMB	PL	15.11	15.50	14.40	14.84	**14.36**	**14.77**	14.80
	BS	16.09	14.43	14.81	14.49	**14.48**	**14.48**	14.80

7. Non-Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. 02			Fiscal year ended Mar. 03			%Change Y/Y	
	1st Half	2nd Half	Full Year	1st Half	**2nd Half**	**Full Year**	2nd Half*1	Full Year*2
Net sales	89,558	85,660	175,218	83,402	**79,550**	**162,952**	-7.1%	-7.0%
Operating income	1,252	596	1,848	2,775	**2,243**	**5,018**	+276.3%	+171.5%
Ordinary income	3,327	6,706	10,033	4,828	**6,234**	**11,062**	-7.0%	+10.3%
Income before income taxes	3,372	4,885	8,257	4,371	**-976**	**3,395**	–	-58.9%
Net income	1,600	2,751	4,351	2,122	**-895**	**1,227**	–	-71.8%

8. Prospect for the Non-Consolidated Performance for the Fiscal Year ending March 31, 2004

(Millions of yen)	Fiscal year ending Mar. 04			%Change Y/Y
	1st Half	2nd Half	Full Year	
Net sales	87,000	92,500	179,500	+10.2%
Operating income	1,000	2,200	3,200	-36.2%
Ordinary income	4,100	6,000	10,100	-8.7%
Income before income taxes	3,400	5,700	9,100	+168.0%
Net income	1,750	3,050	4,800	+291.2%

(Translation)

Press Release

June 19, 2003

Minebea Co.,Ltd.

Solicitation of Voluntary Retirement

We hereby announce that our Board of Directors has resolved at a meeting on June 19, 2003, to solicit the following voluntary retirement:

1. Reason for the Solicitation

The reason for the solicitation is that we intend to optimize the number of employees at our Hamamatsu Manufacturing Unit, thereby slimming down our operations and enhancing efficiency. As announced on April 10, 2003, we have decided to discontinue the businesses of switching power supplies, inductors, transformers and soft ferrites, and to withdraw from these businesses swiftly.

In addition to the solicitation of voluntary retirement at the Hamamatsu Manufacturing Unit, we have also decided to solicit voluntary retirement in our domestic sales operations to reduce fixed costs by downsizing surplus manpower.

2. Outline of the Solicitation

1) Employees to be solicited:	Employees of the Hamamatsu Manufacturing Unit (including the consolidated subsidiary Minebea Electronics Co., Ltd.) and those of our domestic sales
2) Number to be solicited:	Approximately 170
3) Effective period:	From July 15, 2003 to July 31, 2003
4) Retirement date:	August 20, 2003
5) Addition to retirement allowances:	In addition to its prescribed retirement pay, the Company will provide extra allowances. The Company will also provide placement services to those who desire to receive such services.

3. Impact of the Solicitation

If the solicitation draws sufficient entries as expected, we expect to incur an extraordinary loss of approximately ¥400 million on a non-consolidated basis, reflecting payment of additional amounts and other benefits. On a consolidated basis, however, we approximate the extraordinary loss at about ¥1.5 billion, including additional payouts, of which some ¥1.1 billion are included in the ¥3,144 million we registered as a liquidation loss of our switching power supplies business in the fiscal year ended March 31, 2003. We expect no significant impact on our consolidated and non-consolidated performance for the current fiscal year, as we foresee cost reduction effects as a result of implementing this measure in the second half of the current period.

Company Name: Minebea Co., Ltd.

Representative: Tsugio Yamamoto
President and Representative Director
(Code No. 6479 TSE Div. No. 1)

Contact Person: Shunji Mase
Director and General Manager of Personnel & General Affairs Dept.
(Tel: 03-5434-8612/Fax: 03-5434-8601)

(Translation)

The following is an English translation of the Notice of the Resolutions Made at the 57th Ordinary General Meeting of Shareholders of Minebea Co., Ltd.
The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

June 27, 2003

To the Shareholders

4106-73, Oaza Miyota, Miyota-machi,
Kitasaku-gun, Nagano Prefecture
MINEBEA CO., LTD.
Tsugio Yamamoto
Representative Director

Notice of the Resolutions Made at the 57th Ordinary General Meeting of Shareholders

We are pleased to notify our shareholders that the proposed items were presented and resolved as follows at the Company's 57th Ordinary General Meeting of Shareholders (hereafter the "Meeting") held on June 27, 2003.

Matters reported:

The Balance Sheet as of March 31, 2003, the Business Report and the Profit and Loss Statement for the 57th Business Term (began on April 1, 2002 and ended on March 31, 2003) were reported at the Meeting.

Matters voted on and resolved:

First proposal:
Approval of the proposed appropriation of unappropriated retained earnings for the 57th Business Term

This First proposal was approved as originally proposed, and it was resolved that the amount of dividend be 7 yen per share.

Second proposal:
Partial revision of the Articles of Incorporation

This Second proposal was approved as originally proposed.
Details of the revision are shown in the Table of Revisions on the following pages.

Third proposal:
Election of Ten Directors

With respect to this proposal, the following 10 Directors were elected as originally proposed and have assumed office:
Messrs. Tsugio Yamamoto, Yoshihisa Kainuma, Takayuki Yamagishi, Rikuro Obara, Ryusuke Mizukami, Kenji Senoue, Tosei Takenaka, Koichi Dosho, Atsushi Matsuoka, Chanchai Leetavorn (all of them reelected)
Messrs. Atsushi Matsuoka and Chanchai Leetavorn are the independent Directors as are provided in Article 188 paragraph 2 item (7)-2 of the Commercial Code.

Fourth proposal:
Election of Three Corporate Auditors

With respect to this proposal, the following 3 Corporate Auditors were elected as originally proposed and have assumed office:
Messrs. Shinichi Mori, Yoshinori Amano (both reelected), Isao Hiraide (newly elected)
Mr. Isao Hiraide is an external Corporate Auditor as required under paragraph 1 of Article 18 of the Law For Special Exceptions to the Commercial Code concerning Audit etc., of Corporations.

(Translation)

Fifth proposal:
Payment of Retirement Allowances to the Retiring Directors and Corporate Auditor

With regard to this proposal, it was approved as originally proposed that the Company grant Messrs. Masahito Saigusa and Tomeshiro Takeuchi, retiring Directors; and Mr. Toshiro Uchida, a retiring Corporate Auditor; and also Messrs. Takashi Yamaguchi, Tomihiro Maruta, Sadao Sawamura, Akihiro Hirao, Sadahiko Oki, Takuya Naka, Yukio Shimizu, Masayoshi Yamanaka, Shunji Mase, Hiroharu Katogi, Susumu Fujisawa, Masamitsu Osada and Akio Okamiya, who are retiring from Directors and taking the Offices of Executive Officers, Retirement Allowances within the appropriate range of amount and in accordance with the Company regulations, and that specific amounts of Retirement Allowances as well as the timing and method of presentation, etc., be left to the discretion of the Board of Directors and the deliberation of Corporate Auditors, respectively.

Sixth proposal:
Amendment to Remuneration for Directors

This proposal was approved as originally proposed, and it was resolved that the maximum amount of remuneration for Directors be 25 million yen per month.

Table of Revisions (Underlines indicate the revised text.)

Before Revision	After Revision
CHAPTER I GENERAL PROVISIONS	CHAPTER I GENERAL PROVISIONS
Article 2. (Purpose) The purpose of the Company shall be to engage in the following businesses :	Article 2. (Purpose) The purpose of the Company shall be to engage in the following businesses :
1. Manufacture, sale, export and import of the following :	1. Manufacture, sale, export and import of the following :
(1) steel balls and ball and other type bearings;	(1) steel balls and ball and other type bearings;
(2) electric rotating components, control devices and gear trains;	(2) electric rotating components, control devices and gear trains;
(3) semiconductor elements, electronic devices and precision machinery;	(3) semiconductor elements, electronic devices and precision machinery;
(4) equipment loaded on aircraft or flight object, parts, components and materials thereof or therefor, and machinery and equipment related thereto;	(4) equipment loaded on aircraft or flight object, parts, components and materials thereof or therefor, and machinery and equipment related thereto;
(5) welding machinery;	(Deleted)
(6) medical instruments and apparatus for medical use;	(5) medical instruments and apparatus for medical use;
(7) electronic sound instruments;	(6) electronic sound instruments;
(8) fasteners and metal products and jigs related thereto;	(7) fasteners and metal products and jigs related thereto;
(9) ordinary and special steel wires and steel bars and rods;	(8) ordinary and special steel wires and steel bars and rods;
(10) fire-treated products, handguns and other firearms;	(9) fire-treated products, handguns and other firearms;
(11) measuring equipment for civil engineering use;	(10) measuring equipment for civil engineering use;
(12) household electric appliances, electric machinery and equipment, industrial machinery and equipment, machinery and equipment related thereto, machinery and equipment for vehicle applications, and scientific and chemical equipment and instruments;	(11) household electric appliances, electric machinery and equipment, industrial machinery and equipment, machinery and equipment related thereto, machinery and equipment for vehicle applications, and scientific and chemical equipment and instruments;
(13) wheels and other important parts for motor vehicles;	(12) wheels and other important parts for motor vehicles;
(14) non-ferrous metal die casting;	(13) non-ferrous metal die casting;
(15) furniture, room interior, artistic handicrafts and interior decorations;	(Deleted)
(16) parking facilities and parts thereof; and	(14) parking facilities and parts thereof; and
(17) machinery, equipment, parts and components required for the manufacture of any of the foregoing products;	(15) machinery, equipment, parts and components required for the manufacture of any of the foregoing products;
2. Consulting for various measuring operations, electric works, and engineering and supervision;	2. Consulting for various measuring operations, electric works, and engineering and supervision;

(Translation)

Current	Proposed
3. Heat treating and surface treating;	3. Heat treating and surface treating;
4.Sheet metal processing and pressing;	4.Sheet metal processing and pressing;
5. Sale of the following: (1) cosmetics, pharmaceuticals, quasi-pharmaceuticals and sporting goods; (2) footwear, sundry goods for everyday use, furniture and decorations; (3) educational equipment and books; and (4) liquors and cooling and other beverages;	(Deleted)
6. Manufacture, processing and sale of Japanese wear, western wear and bedding;	(Deleted)
7. Processing and sale of clocks and watches, precious metals, precious stones, fur products and various other adornments;	(Deleted)
8. Leasing of products set forth in item 1.(12) above, furniture and decorations;	(Deleted)
9. Purchase, sale, leasing, brokerage and management of real estate;	5. Purchase, sale, leasing, brokerage and management of real estate;
10. Money-lending;	6. Money-lending;
11. Operation of wedding halls, dressing and cooking schools, lunchrooms and restaurants;	(Deleted)
12. Soliciting subscriptions for life insurance and non-life insurance agency;	(Deleted)
13. Export and import, export and import agency business, and sale of the following: (1) flowers, seeds, saplings, vegetables, fruits, trees and garden plants; (2) swine and other animals, skin and internal organs thereof, and various kinds of food; (3) pet animals, equipment for breeding them, and feed; and (4) prefabricated houses;	(Deleted)
14. Export and import, export and import agency business, manufacture and sale of feed for livestock and marine products industry, and equipment for breeding livestock and marine products industry;	(Deleted)
15. Consulting services relating to livestock business;	(Deleted)
16. Any and all other business incidental or relating to any of the foregoing; and	7. Any and all other business incidental or relating to any of the foregoing; and
17. Securities investment.	8. Securities investment.
CHAPTER II. SHARES	CHAPTER II. SHARES
(New)	Article 7. (Claim for Additional Purchase of the Shares less Than One Unit) A shareholder (Including beneficial shareholder entered on or recorded in the register of beneficial shareholders; hereinafter the same) who owns such shares as their number counts less than one unit shall be entitled to claim to the Company to sell the number of shares that becomes one unit if added with such shares less than one unit now in hand.
Article 7. (Transfer Agent) The Company shall have a transfer agent concerning shares. The transfer agent and its business handling place shall be determined by a resolution of the Board of Directors. The register of shareholders and the register of beneficial shareholders of the Company shall be kept at the business handling place of the transfer agent, and the registration of	Article 8. (Transfer Agent) The Company shall have a transfer agent concerning shares. The transfer agent and its business handling place shall be determined by a resolution of the Board of Directors. The register of shareholders, the register of beneficial shareholders of the Company and registry of loss of share certificates shall be kept at the business handling place of the

(Translation)

<table>
<tr>
<td>transfer of shares, receipt of notices of beneficial shareholders, registration of pledges, indications of trust property, delivery of the share certificates, receipt of notifications, handling request of purchase of shares falling short of one unit of shares, and other business connected with the shares shall be handled by the transfer agent and not by the Company.</td>
<td>transfer agent, and the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, sales of the number of shares that becomes one unit if added with such shares less than one unit now in hand and other business connected with the shares shall be handled by the transfer agent and not by the Company</td>
</tr>
<tr>
<td>Article 8. (Share Handling Regulation)
The kind of share certificates of the Company and the procedures and fees relating to the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, and other business connected with the shares shall be in accordance with the share handling regulation as established by the Board of Directors.</td>
<td>Article 9. (Share Handling Regulation)
The kind of share certificates of the Company and the procedures and fees relating to the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, sales of the number of shares that becomes one unit if added with such shares less than one unit now in hand and other business connected with the shares shall be in accordance with the shares handling regulation as established by the Board of Directors.</td>
</tr>
<tr>
<td>Article 9. (Record date)
Shareholders entered on or recorded in the register of shareholders (Including beneficial shareholders entered on the register of beneficial shareholders; hereinafter the same) as of each date for the settlement of accounts shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such date for settlement of accounts.
In addition to the preceding paragraph, in case of necessity, the Company may, by a resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledges entered on the register of shareholders as of a specified date be those entitled to exercise their rights.</td>
<td>Article 10. (Record date)
Shareholders entered on or recorded in the register of shareholders as of each date for the settlement of accounts shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such date for settlement of accounts.
In addition to the preceding paragraph, in case of necessity, the Company may, by a resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledges entered on the register of shareholders as of a specified date be those entitled to exercise their rights.</td>
</tr>
<tr>
<td>CHAPTER III.
GENERAL MEETINGS OF SHAREHOLDERS</td>
<td>CHAPTER III.
GENERAL MEETINGS OF SHAREHOLDERS</td>
</tr>
<tr>
<td>Article 10. (Time of Convening of General Meetings of Shareholders)
An ordinary general meeting of shareholders shall be convened every June and extraordinary general meetings of shareholders shall be convened whenever need arises.
(New)</td>
<td>Article 11. (Time and Place of General Meetings of Shareholders)
An ordinary general meeting of shareholders shall be convened every June and extraordinary general meetings of shareholders shall be convened whenever need arises.
General meeting of shareholders of the Company shall be held at the place where the Company has its head office, or in its adjoining location, or within the wards of Tokyo.</td>
</tr>
<tr>
<td>Article 11. (Chairman at General Meetings of Shareholders)
Chairmanship at general meetings of shareholders shall be assumed by the President, or in case the office of President is vacant or he/she is unable to act, then by another Director in the order previously determined by the Board of Directors.</td>
<td>Article 12. (Chairman at General Meetings of Shareholders)
Chairmanship at general meetings of shareholders shall be assumed by the Representative Director, or in case more than one person are elected as the Representative Director, then it may be convened by Representative Director in the order previously determined by the Board of Directors, and the office of Representative Director is vacant or he/she is unable to act, then by another Director in the order previously determined by the Board of Directors.</td>
</tr>
</table>

Current	Amended
Article 12. (Exercise of Voting Rights by Proxy)	Article 13. (Exercise of Voting Rights by Proxy) Not amended
Article 13. (Method of Resolutions) Unless otherwise provided by law or orders, a resolution of the general meeting of shareholders shall be adopted by a majority of the votes of shareholders present. (New)	Article 14. (Method of Resolutions) Unless otherwise provided by law or orders, a resolution of the general meeting of shareholders shall be adopted by a majority of the votes of shareholders present. A resolution presented to a general meeting of shareholders of the Company as is stipulated by Article 343 of the Commercial Code shall be adopted in case the shareholders holding more than one-third of the voting rights held by total shareholders are present at the said meeting and the resolution is supported by the majority exceeding two-thirds of the voting rights of the shareholders presented.
CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS
Article 14. (Number of Directors) The Company shall have not more than thirty-five(35) Directors.	Article 15. (Number of Directors) The Company shall have not more than ten(10) Directors.
Article 15. (Election of Directors)	Article 16. (Election of Directors) Not amended
Article 16. (Representative Directors and Executive Directors) By a resolution of the Board of Directors, there shall be elected a Representative Director or Representative Directors. By a resolution of the Board of Directors, there may be elected one (1) Chairman of the Board of Directors, one (1) Vice Chairman of the Board of Directors, one (1) President/Director, one (1) or more Vice Presidents/Directors, one (1) or more Senior Managing Directors and one (1) or more Managing Directors.	Article 17. (Representative Directors and Executive Directors) By a resolution of the Board of Directors, there shall be elected a Representative Director or Representative Directors. By a resolution of the Board of Directors, there may be elected one (1) Chairman of the Board of Directors, one (1) Vice Chairman of the Board of Directors.
Article 17. (Duties of Directors) The Chairman of the Board of Directors shall preside over the principal features of business and the Vice Chairman of the Board of Directors shall assist the Chairman of the Board of Directors. The President/Director shall execute resolutions of the Board of Directors and control the overall business of the Company. The Vice President(s)/Director(s), Senior Managing Director(s) and Managing Director(s) shall manage daily business of the Company, assisting the President/Director. In case the Chairman of the Board of Directors is unable to act, the Vice Chairman of the Board of Directors shall preside over the principal features of business. In case the President/Director is unable to act, another Director shall, in the order previously determined by the Board of Directors, control the overall business of the Company in his/her place.	Article 18. (Duties of Directors) Chairman of the Board of Directors shall preside over the principal features of business and Vice-Chairman of the Board of Directors shall assist the Chairman of the Board of Directors. A Representative Director shall represent the Company and shall supervise the progress of business execution of the Company In case the Chairman of the Board of Directors is/are unable to act, the Vice-Chairman of the Board of Directors shall become the acting chairman. In case the Representative Director is unable to act, another Director shall take the acting role according to the order previously determined by the Board of Directors.
Article 18. (Term of Office of Directors)	Article 19. (Term of Office of Directors) Not amended
Article 19. (Remuneration of Directors)	Article 20. (Remuneration of Directors) Not amended

(Translation)

Article 20. (Chairman and Convening of Meetings of the Board of Directors) A meeting of the Board of Directors shall be convened by the President, by whom the chairmanship shall be assumed. In case the office of President is vacant or he/she is unable to act, then it may be convened by another Director in the order previously determined by the Board of Directors. Notice of a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor not later than three (3) days prior to the date set for the meeting; provided, however, that, in case of emergency, such period may be shortened.	Article 21. (Chairman and Convening of Meetings of the Board of Directors) A meeting of the Board of Directors shall be convened by Representative Director, by whom the chairmanship shall be assumed. In case more than one person are elected as the Representative Director then it may be convened by Representative Director in the order previously determined by the Board of Directors, and the office of Representative Director is vacant or he/she is unable to act, then it may be convened by another Director in the order previously determined by the Board of Directors. Notice of a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor not later than three (3) days prior to the date set for the meeting; provided, however, that, in case of emergency, such period may be shortened.
Article 21. (Method of Resolutions of the Board)	Article 22. (Method of Resolutions of the Board) Not amended
Article 22. (Consultants and Advisers)	Article 23. (Consultants and Advisers) Not amended
Article 23. (Board of Directors Regulation)	Article 24. (Board of Directors Regulation) Not amended
CHAPTER V. CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS	CHAPTER V. CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS
Article 24. (Number of Corporate Auditors)	Article 25. (Number of Corporate Auditors) Not amended
Article 25. (Election of Corporate Auditors)	Article 26. (Election of Corporate Auditors) Not amended
Article 26. (Term of Office of Corporate Auditors)	Article 27. (Term of Office of Corporate Auditors) Not amended
Article 27. (Remuneration of Corporate Auditors)	Article 28. (Remuneration of Corporate Auditors) Not amended
Article 28. (Full-time Corporate Auditors)	Article 29. (Full-time Corporate Auditors) Not amended
Article 29. (Convening of Meetings of the Board of Corporate Auditors)	Article 30. (Convening of Meetings of the Board of Corporate Auditors) Not amended
Article 30. (Method of Resolutions of the Board of Corporate Auditors)	Article 31. (Method of Resolutions of the Board of Corporate Auditors) Not amended
Article 31. (Board of Corporate Auditors Regulation)	Article 32. (Board of Corporate Auditors Regulation) Not amended
CHAPTER VI. ACCOUNTS	CHAPTER VI. ACCOUNTS
Article 32. (Business Year and the Date for the Settlement of Accounts)	Article 33. (Business Year and the Date for the Settlement of Accounts) Not amended
Article 33. (Dividends)	Article 34. (Dividends) Not amended

(Translation)

At the meeting of the Board of Directors held after the Meeting, the following person was elected as Representative Director and has assumed office.

Representative Director: Tsugio Yamamoto

Additionally, the following Executive Officers were elected at the meeting of the Board of Directors and have assumed office. (* = Director)

*President and Chief Executive Officer	Tsugio Yamamoto
*Senior Managing Executive Officer	Yoshihisa Kainuma
*Senior Managing Executive Officer	Takayuki Yamagishi
*Senior Managing Executive Officer	Rikuro Obara
*Senior Managing Executive Officer	Ryusuke Mizukami
*Senior Managing Executive Officer	Kenji Senoue
*Senior Managing Executive Officer	Tosei Takenaka
*Managing Executive Officer	Koichi Dosho
Managing Executive Officer	Takashi Yamaguchi
Managing Executive Officer	Tomihiro Maruta
Executive Officer	Sadao Sawamura
Executive Officer	Akihiro Hirao
Executive Officer	Sadahiko Oki
Executive Officer	Takuya Naka
Executive Officer	Yukio Shimizu
Executive Officer	Masayoshi Yamanaka
Executive Officer	Shunji Mase
Executive Officer	Hiroharu Katogi
Executive Officer	Susumu Fujisawa
Executive Officer	Masamitsu Osada
Executive Officer	Akio Okamiya
Executive Officer	Eiichi Kobayashi
Executive Officer	Motoyuki Niijima
Executive Officer	Tadahiko Mori
Executive Officer	Hiroyuki Yajima
Executive Officer	Masao Iwasa
Executive Officer	Hirotaka Fujita
Executive Officer	Kunio Shimba
Executive Officer	Junichi Mochizuki

(Translation)

Payment of dividend

The dividend for the 57th business term will be paid on and after June 30, 2003. The payment may be received either by postal transfer or by bank transfer.

For those who have chosen postal transfer, please receive your dividend at a post office by submitting the enclosed "Payment by Postal Transfer Form" after affixing your seal to it.

For those who have chosen bank transfer, please check the remittance of your dividend shown on the enclosed "Statement for Payment of Dividend for the 57th Business Term" and "Notice of Remittance to Your Bank Account."

(Translation)

The following is an English translation of the Notice of the 57th Ordinary General Meeting of Shareholders of Minebea Co., Ltd. to be held on June 27, 2003.
The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

May 30, 2003

To the Shareholders

4106-73, Oaza Miyota, Miyota-machi,
Kitasaku-gun, Nagano Prefecture

Minebea Co., Ltd.
Tsugio Yamamoto
President and Representative Director

Notice of the 57th Ordinary General Meeting of Shareholders

The 57th Ordinary General Meeting of Shareholders (hereafter the "Meeting") will be held as indicated below. You are hereby cordially invited to attend the Meeting.

If you are unable to attend the Meeting, you may still exercise your voting rights as a Shareholder in writing or by electromagnetic method. In that event, please examine the contents of the reference documents attached hereunder and please vote in accordance with the guidance on voting set forth on the next page.

Particulars of the Meeting

1. Time:
Friday, June 27, 2003, beginning at 9:30 a.m.

2. Place:
1st floor of the new building of Asama Sunday House, 4106-282, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano Prefecture

3. Purpose of the Meeting:

To report on:
The Balance Sheet as of March 31, 2003, the Business Report and the Profit and Loss Statement for the 57th Business Term (began on April 1, 2002 and ended on March 31, 2003).

To vote on:

First proposal:
Approval of the proposed appropriation of unappropriated retained earnings for the 57th Business Term.

Second proposal:
Partial revision of the Articles of Incorporation.
The substance of the proposal is shown on page21-27 of the "Reference Matters Relating to the Exercise of Shareholders' Voting Rights" attached hereunder.

Third proposal:
Election of Ten Directors

Fourth proposal:
Election of Three Corporate Auditors

Fifth proposal:
Payment of Retirement Allowances to the Retiring Directors and Corporate Auditor

Sixth proposal:
Amendment to Remuneration for Directors

(Translation)

********** ≪Guidance on Voting≫ ************

1. If you are able to attend the Meeting, you are requested to bring with you the voting ballot enclosed herewith to the Meeting and to hand the voting ballot at the reception.

2. If you are unable to attend the Meeting, please vote by sending the enclosed voting ballot by mail or by electromagnetic method (ie: by using the Internet) as follows.

【If you are voting by sending the voting ballot card by mail】

Please mark on the enclosed voting ballot whether you vote for or against each proposal, then sign and mail the voting ballot. The voting ballot must be received by our transfer agent by Thursday, June 26th 2003, which is one day before the Meeting.

【If you are voting by using Internet】

(1) Please access the Internet site for voting right exercise indicated below. Use the code and initial password that are indicated on the voting ballot, follow the guidance on the screen, and register your approval or disapproval of the proposals. Please register by Thursday, June 26th 2003, which is one day before the Meeting.

The voting site URL is http://www.webdk.net/

(2) Please be advised that if you vote by returning the voting ballot by mail, as well as by using the Internet, the Internet instruction will be used as your vote.

(3) Please be further advised that you will pay for all the charges incurred for your voting by using the Internet site for voting right exercise, such as for dial-up connection with your Internet provider and/or for telecommunication.

(4) In order to access and use the Internet site for voting right exercise, Microsoft® Internet Explorer Version 5.5 or Netscape Version 6.2 is minimum requirement as Internet browser software.

If you have any question on any of the abovementioned matters, please dial **0120-186-417** to contact our transfer agent: Stock Transfer Agency Department of The Sumitomo Trust & Banking Co., Ltd., Tokyo, Japan.

(Translation)

(Attached Documents)

Business Report
(April 1, 2002 through March 31, 2003)

I. Overview of Operations

1. Operating Performance

During the period under review, exports recovered temporarily at the beginning of the year as inventory adjustment finished throughout the IT-related industry. However, with capital investment and consumer spending remaining low, domestic demand continued to be sluggish and Japanese economy as a whole remained sluggish.

The U.S. economy temporarily showed a recovery trend at the beginning of the year with the completion of the IT-related inventory cutback and pickup in consumer spending. However, its conditions grew gradually severe, owing to such factors as plummeting stock prices triggered by depressed performance of hi-tech companies and by public distrust in corporate accounting and unstable Iraqi situation.

The European economy, in the meantime, remained sluggish with a lagging growth in consumer spending, although exports picked up temporarily owing to the completion of the IT-related inventory adjustment.

With increased exports and recovery of domestic demand such as consumer spending, the Asian economies remained relatively strong.

Demand from the information & telecommunications equipment industry – the major customer base of our mainstay products – recovered temporarily as inventory adjustment finished throughout the industry; however, it turned out low again in and after June 2002.

In this business climate, we redoubled our efforts to enhance productivity and efficiency of our sales activities and to further improve product quality and to develop high value-added products; however, net sales stood at 162,952 million yen, down 12,266 million yen (-7.0%) year on year. Due to the decline of the import price of the goods imported from the foreign subsidiaries, operating income totaled 5,018 million yen and ordinary income amounted to 11,062 million yen, up 3,169 million yen (171.5%) and 1,029 million yen (10.3%), respectively, compared with the previous fiscal year.

As extraordinary losses, we posted losses of 4,945 million yen on revaluation of investment securities arising from sharp declines in the prices of financial sector stock and other holdings; and losses of 2,280 million yen on revaluation of subsidiaries' stocks, such as losses in Minebea Electronics Co., Ltd., a wholly-owned subsidiary, owing to the withdrawal from the business of switching power supplies and related businesses and losses arising from the closure of a Malaysian speaker manufacturing subsidiary. Additionally, we recorded income tax adjustment of 1,168 million yen owing to tax effect accounting. This resulted in net income of 1,227 million yen, down 3,124 million yen (-71.8%) compared with the previous fiscal year.

Performance by product segment is as follows:

Bearings
Bearings make up our core business. Major customer bases of ball bearings are makers of information & telecommunications equipment including personal computers (PCs) and makers of household electrical appliances such as VCRs and air conditioners.

Sales of ball bearings to household electrical appliance makers and to the automobile industry were firm, and those to the information & telecommunications equipment industry were relatively strong owing to our vigorous sales expansion effort, even though demand from this industry remained low.

As a result, net sales were 33,859 million yen, a small decline of 0.9% from the previous year.

(Translation)

Electronic Devices and Components
This product segment accounts for 62% of the Company's total sales. Amid the stagnant market for IT-related equipment, we terminated production and sale of floppy disk drives (FDDs) at the end of November last year. This resulted in a sharp decrease in sales of electronic devices, while sales of fan motors and keyboards were firm despite fierce competition.

Net sales amounted to 101,923 million yen, down 4.1% compared with the previous year.

Machinery Components
Sales of fasteners, sold mainly in the domestic market, continued to be weak. Sales of mechanical assembly components to the information & telecommunications equipment industry decreased considerably, chiefly because of the effect of production shift by many of our customers to their overseas subsidiaries to cope with growing deflationary pressure.

As a consequence, net sales decreased 14.3% year on year to 9,592 million yen.

Special Machinery Components and Others
Sales of special machinery components, supplied primarily to the Japanese Self-Defense Agency, remained weak owing mainly to the reduced budget for the Agency. Sales of other machinery components, which are mainly production machinery and dies supplied to our subsidiaries, declined as investment in production equipment decreased from the previous fiscal year.

As a consequence, net sales decreased 25.6% year on year to 17,578 million yen.

2. Capital Expenditure and Financing
Capital expenditure during the period under review totaled 2,345 million yen, mainly spent in enhancing and streamlining production equipment at the Karuizawa Manufacturing Unit, the Fujisawa Manufacturing Unit and the Omori Manufacturing Unit. These investments were funded out of cash on hand.

3. Outlook for the Future and Tasks to be accomplished
For the next consolidated fiscal year, we expect the Japanese economy will remain stagnant for some more time, owing mainly to continuation of severe employment and income situations and low consumer spending, though a decreasing trend of capital investment has almost bottomed out. However, in the second half of the next fiscal year, we expect overseas economy will recover and exports will increase, thereby putting the Japanese economy on a track to slow recovery.

In the U.S. economy, the pace of recovery is beginning to slacken, and how the aftermath of the Iraqi War will affect the economy seems uncertain. Despite these negative factors, we expect that owing to tax reduction, consumer spending will pick up and capital investment will recover in the second half of the next fiscal year, thereby putting the U.S. economy back on a track to growth.

The European economy will continue to show a decelerating trend for some time; however, it will recover slowly in the second half of the next fiscal year and thereafter, owing to a pickup in exports.

We initially predicted that the Asian economies, though relatively strong, would decelerate temporarily in the first half because of slowdown in overseas economies but would recover in the second half of the next fiscal year. However, given unstable factors created by the recent spread of SARS, business outlook remains uncertain in this region.

In this business climate, we will strive to steadily accomplish the following tasks in order to improve profitability and corporate value with the aim of becoming the world's strongest comprehensive supplier of precision components.

1) We will further expand our operations in the area of bearings and bearing-related products.
2) We will build our operations in the area of precision small motors, such as spindle motors for HDD (including fluid dynamic bearings) and fan motors, and other rotary components to the scale similar to our bearing operations.

(Translation)

3) We will increase the ratio of high-value-added products in all of our product categories and will expand product portfolio to meet diversifying market needs.

Additionally, we will implement an Executive Officer System as well as the structure change of the Board of Directors to cope with the increasingly severe business environment and inter-corporate competition in an appropriate and timely manner. Specifically, we will reduce the maximum number of Members of the Board of Directors, so that the Board of Directors will be able to fully perform its basic management policymaking and decision-making functions and business execution supervisory functions.

Under the new management structure, Executive Officers, empowered by President and Chief Executive Officer will be in charge of business execution and will assist President and Chief Executive Officer in accordance with the Company's basic management policies determined by the Board of Directors.

We look forward to the continued support and encouragement of our shareholders.

(Translation)

4. Records of Business Performance and Changes in Financial Position

(Unit: millions of yen unless otherwise noted)

	Fiscal year 2000 (4/99 – 3/00)	Fiscal year 2001 (4/00 – 3/01)	Fiscal year 2002 (4/01 – 3/02)	Fiscal year 2003 (4/02 – 3/03)
Net Sales	183,576	197,675	175,218	162,952
Ordinary income	11,062	12,127	10,033	11,062
Net income (or loss)	(19,597)	3,947	4,351	1,227
Net income (or loss) per share (yen)	(49.18)	9.89	10.90	3.08
Total assets	381,930	380,800	376,880	362,682
Shareholders' equity	180,344	180,559	181,222	181,240

Notes: 1. *Starting from the Fiscal year 2003 (April 1, 2002 to March 31, 2003), the Accounting Standard for Annual Net Income Per Share (Corporate Accounting Standard No.2 specified by the Corporate Accounting Standard Commission, September 25, 2002) and the Accounting Standard Application Guideline for Annual Net Income Per Share (Corporate Accounting Standard Application Guideline No.4 specified by the Corporate Accounting Standard Commission, September 25, 2002) are applied to the calculation of net income (or loss) per share. As to net income (or loss) per share in the 57th term, we have found no difference between the amount calculated by the new method and the amount calculated as in the past.*

2. *Amounts less than one million yen are omitted.*

3. *Net income (or loss) per share is calculated on the basis of the average number of issued shares during the relevant fiscal year.*
Net income or loss per share was calculated by including treasury stocks up to fiscal year 2001/3 but is calculated by excluding treasury stocks from fiscal year 2002/3.

II. Overview of the Company (as of March 31, 2003)

1. Main business lines

Classification	Products
Bearings	Miniature ball bearings, small-sized ball bearings, rod-end and spherical bearings, etc.
Electronics devices and components	Small precision motors, fan motors, strain gauges, transducers, keyboards, speakers, transformers, switching power supplies, hybrid integrated circuits, hard and soft ferrites, inductors, etc.
Machinery components	Automotive and aerospace fasteners, tape guides, pivot assemblies, and gears
Special machinery and others	Aerospace and defense-related equipment, dies, machinery, jigs and tools, etc.

2. Overview of Shares

(1) Total number of shares authorized: 1,000,000,000 shares
(2) Number of shares issued: 399,167,695 shares
(3) Number of shareholders: 23,188 persons

(Translation)

(4) Major shareholders:

Name of shareholders	Investment in the company		Our investment in the shareholder	
	Number of shares (thousands)	Voting rights ratio (%)	Number of shares (thousands)	Voting rights ratio (%)
The Master Trust Bank of Japan., Ltd.(Trust account)	24,315	6.11	—	—
Keiaisha Co., Ltd.	20,000	5.02	1,183	10.62
Japan Trustee Service Bank, Ltd. (Trust account)	19,843	4.98	—	—
Euroclear Bank SA/NV	13,477	3.38	—	—
Shinsei Bank, Ltd.	12,501	3.14	—	—
The Sumitomo Trust Banking Co., Ltd.	12,349	3.10	2,100	0.14
Takahashi Industrial and Economic Research Foundation	12,347	3.10	—	—
J.P. Morgan Trust Bank Ltd. (Non-taxable account)	10,086	2.53	—	—
Sumitomo Mitsui Banking Corporation	10,000	2.51	1	0.02
State Street Bank and Trust Co.	9,098	2.29	—	—

Note: On April 15, 2003 (though the reporting obligation arose on March 31, 2003), J.P. Morgan investment Management Inc. and four other joint holders, jointly represented by Anderson Mori Law Firm, filed a report concerning a change of substantial shareholding with the Director, Kanto Finance Bureau of the Finance Ministry of Japanese Government. However, these new shareholders are not included in the above table of our major shareholders, because the Company is not in a position to confirm the final number of our shares beneficially owned by them as of the end of this fiscal year (March 31, 2003).
Meanwhile, the said report can be outlined as follows:
Name of substantial shareholders: J.P. Morgan Investment Management Inc. and four other joint holders
Number of shares held: 33,910 thousand shares
Shareholding ratio: 8.49%
(Number of shares held and shareholding ratio include number of latent shares held.)

3. Acquisition, disposal, etc. and holding of treasury shares

(1) Treasury stocks as at the end of the previous fiscal year
Common stock: 8,574 shares

(2) Treasury stocks acquired
Acquisition due to purchase of shares falling short of a full unit of shares
Common stock: 58,279 shares
Total acquisition price: 31,419 thousand yen

(3) Treasury stocks disposed of
Common stock: None
Total disposal price: None

(4) Treasury stocks as at the end of this fiscal year
Common stock: 66,853 shares

(Translation)

4. Employees

Classification	Number of employees	Increase (decrease) from the end of the previous year	Average age	Average of working years
Male	2,044	(20)	39.7	16.3
Female	468	(30)	32.2	10.6
Total or average	2,512	(50)	38.3	15.2

5. Major lenders

Lenders	Outstanding borrowing (millions of yen)	Shares held by lender	
		Number of shares (thousands)	Voting rights ratio (%)
The Sumitomo Trust & Banking Co., Ltd.	9,400	12,349	3.10
Sumitomo Mitsui Banking Corporation	9,200	10,000	2.51
The Bank of Tokyo-Mitsubishi, Ltd.	9,200	8,047	2.02
UFJ Bank Limited	7,000	4,101	1.03
Mizuho Corporate Bank, Ltd.	6,500	3,220	0.81

6. Principal consolidation

(1) Principal subsidiaries

Name	Paid-in capital	Voting rights ratio	Main business lines
Minebea Technologies Pte. Ltd.	7,000 thousand Singapore dollars	100.0% (100.0%)	Sales of bearings, electronics devices and others
Pelmec Thai Ltd.	1,100,000 thousand Thai bahts	100.0%	Manufacture and sales of bearings
Minebea Thai Ltd.	8,381,818 thousand Thai bahts	100.0%	Manufacture and sales of keyboards, motors and others
Minebea Electronics (Thailand) Co., Ltd.	1,563,545 thousand Thai bahts	100.0% (27.7%)	Manufacture and sales of electronic devices and components
Power Electronics of Minebea Co., Ltd.	1,610,000 thousand Thai bahts	100.0% (13.9%)	Manufacture and sales of electronics devices and components
NMB (USA) Inc.	311,093 thousand US dollars	100.0%	Holding company
NMB Technologies Corporation	6,800 thousand US dollars	100.0% (100.0%)	Sales of bearings, electronics devices and others
New Hampshire Ball Bearings, Inc.	94,000 thousand US dollars	100.0% (100.0%)	Manufacture and sales of bearings
NMB-Minebea UK Ltd.	43,700 thousand Stg£	100.0%	Manufacture and sales of bearings

(Translation)

Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	190,060 thousand US dollars	100.0%	Manufacture and sales of bearings and electronics devices

Note. 1. The parenthesized figures of the voting-right ratio in the above table respectively show the ratio of indirect ownership.

2. As NMB-Minebea UK Ltd., which was renamed on March 31, 2003 from Rose Bearings Ltd. has increased its importance, the firm has been listed as our principal subsidiary from this fiscal year.

(2) Progress in consolidation

In August 2002, the Company and Huan Hsin Holdings Ltd. (a Singaporean corporation established a joint venture company named Sheng Ding Pte. Ltd. (in which the Company shares 60% in the ownership). And the joint venture company founded Shanghai Shun Ding Technologies Ltd. (in which the Company shares 60% indirectly in the ownership) in People's Republic of China in November 2002., which plans to manufacture keyboards for personal computers.

Besides, the Company established three sales companies in People's Republic of China. They are Minebea (Hong Kong) Ltd. (100% owned by the Company) set up in August 2002; Minebea (Shenzen) Ltd. (100% owned by the Company) and Minebea Trading (Shanghai) Ltd. set up in September 2002.

(3) Results of consolidation

The number of consolidated subsidiaries is 52, and the number of affiliates, to which the equity method for consolidation is applied, is 2.

Consolidated sales and consolidated net loss for this fiscal year were 272,202 million yen and 2,434 million yen, respectively.

7. Major offices and plants

Name	Location
Head Office / Karuizawa Manufacturing Unit	Nagano Prefecture
Tokyo Head Office	Tokyo
Hamamatsu Manufacturing Unit	Shizuoka Prefecture
Fujisawa Manufacturing Unit	Kanagawa Prefecture
Omori Manufacturing Unit	Tokyo
Matsuida Factory	Gunma Prefecture
Saku Factory	Nagano Prefecture

(Translation)

8. Directors and Corporate Auditors

Title	Name	Responsibilities or principal occupation (as of March 31, 2003)
President and Representative Director	Tsugio Yamamoto	
Senior Managing Director	Masahito Saigusa	Member of Tokyo Office Administration Executive Council; in charge of Administration in General; Chairman of the Business Reform Committee
Senior Managing Director	Yoshihisa Kainuma	Member of Tokyo Office Administration Executive Council; in charge of Personnel & General Affairs, Logistics and Procurement; Member of Business Reform Committee
Senior Managing Director	Takayuki Yamagishi	General Manager of 2nd Manufacturing Headquarters; General Manager of Hamamatsu Manufacturing Unit; in charge of R&D Headquarters; Member of Business Reform Committee
Senior Managing Director	Rikuro Obara	General Manager of 1st Manufacturing Headquarters; General Manager of Karuizawa Manufacturing Unit; in charge of R&D Headquarters; Member of Business Reform Committee
Senior Managing Director	Ryusuke Mizukami	Member of Tokyo Office Administration Executive Council; in charge of Corporate Planning, Business Administration and Information Systems, Environment Management and R&D Headquarters; Member of Business Reform Committee
Senior Managing Director	Kenji Senoue	Member of Tokyo Office Administration Executive Council; in charge of Strategy Planning; Member of Business Reform Committee
Senior Managing Director	Tosei Takenaka	In charge of Asian Region Operations
Managing Director	Koichi Dosho	In charge of Sales Headquarters, European & American Regional Sales Headquarters, European Region Operations and R&D Headquarters; Member of Business Reform Committee
Managing Director	Takashi Yamaguchi	Member of Tokyo Office Administration Executive Council; in charge of Finance; Member of Business Reform Committee
Managing Director	Tomihiro Maruta	General Manager of Fujisawa Manufacturing Unit
Director	Sadao Sawamura	General Manager of Information Systems Department; Secretary of Business Reform Committee
Director	Akihiro Hirao	General Manager of Omori Manufacturing Unit; in charge of Engineering Management; General Manager of Engineering Management Office
Director	Sadahiko Oki	In charge of Accounting; General Manager of Accounting Department; General Manager of Internal Auditing Office

(Translation)

Title	Name	Responsibilities or principal occupation (as of March 31, 2003)
Director	Takuya Naka	In charge of Legal Affairs; General Manager of Legal Department; General Manager of Patent Administration Office
Director	Yukio Shimizu	Deputy General Manager of Sales Headquarters; in charge of Japan & Asian Regional Sales; General Manager of Japan & Asian Regional Sales Headquarters
Director	Masayoshi Yamanaka	In charge of North & South American Region Operations
Director	Shunji Mase	General Manager of Personnel & General Affairs Department; Secretary of Tokyo Office Administration Executive Council; Secretary of Business Reform Committee
Director	Hiroharu Katogi	In charge of Business Administration; Secretary of Business Reform Committee
Director	Susumu Fujisawa	In charge of China Operations
Director	Masamitsu Osada	General Manager of Mechatronics Division
Director	Akio Okamiya	General Manager of Karuizawa Manufacturing Unit R&D Center; General Manager of Karuizawa Manufacturing Unit Chemical Integration Laboratory
Director	Atsushi Matsuoka	President and Representative Director, Keiaisha Co., Ltd.
Director	Chanchai Leetavorn	Chairman, Asia Credit Plc.
Director	Tomeshiro Takeuchi	Senior Managing Director, Keiaisha Co., Ltd.
Corporate Auditor (Standing)	Shinichi Mori	
Corporate Auditor (Standing)	Yoshinori Amano	
Corporate Auditor	Mitsuo Ichikawa	Senior Managing Director, Keiaisha Co., Ltd.
Corporate Auditor	Toshiro Uchida	Certified Public Tax Accountant

Notes: 1 Messrs. Atsushi Matsuoka and Chanchai Leetavorn are the independent Directors as are provided in Article 188 paragraph 2 item (7)-2 of Commercial Code.

2 Messrs. Mitsuo Ichikawa and Toshiro Uchida are external Corporate Auditors as required under paragraph 1 of Article 18 of the Law For Special Exceptions to the Commercial Code concerning Audit etc., of Corporations.

(Translation)

Balance Sheet
(as of March 31, 2003)

(Unit: millions of yen)

Assets	
Item	**Amount**
Current Assets	**128,363**
Cash and cash equivalents	7,487
Notes receivable	2,249
Accounts receivable – trade	36,680
Purchased goods	4,510
Finished goods	1,278
Raw materials	2,122
Work in process	2,410
Supplies	170
Prepaid expenses	380
Short-term loans receivable from subsidiaries	60,202
Accounts receivable – other	5,568
Deferred tax assets	4,231
Others	1,172
Allowance for doubtful receivables	(100)
Fixed Assets	**234,305**
Tangible fixed assets	**32,073**
Buildings	11,607
Structures	661
Machinery and equipment	6,314
Vehicles	15
Tools, furniture and fixtures	2,255
Land	11,067
Construction in progress	150
Intangible fixed assets	**841**
Leasehold rights and other intangibles	841
Investments and other assets	**201,391**
Investments in securities	3,730
Investment securities in subsidiaries	155,357
Investments in partnerships	0
Investments in partnerships with subsidiaries	27,733
Long-term loans receivable	11
Long-term loans receivable from subsidiaries	8,567
Long-term deferred tax assets	7,983
Others	1,982
Allowance for doubtful receivables	(3,975)
Deferred Assets	**13**
Bond issuance expenses	13
Total Assets	**362,682**

Note: Amounts less than one million yen are omitted.

(Translation)

(Unit: millions of yen)

Liabilities	
Item	**Amount**
Current Liabilities	**100,327**
Notes payable	2,998
Accounts payable – trade	23,817
Short-term loans payable	52,033
Commercial paper	3,000
Current portion of long-term loans payable	500
Current portion of bonds	10,000
Accounts payable – other	4,193
Accrued income taxes	71
Accrued expenses	816
Accrued bonuses	1,943
Notes payable for equipment	100
Others	853
Long-term Liabilities	**81,114**
Bonds	28,000
Convertible bonds	27,080
Bonds with warrant	4,000
Long-term loans payable	22,000
Allowance for retirement benefits	34
Total Liabilities	**181,442**
Shareholders' Equity	
Common stock	**68,258**
Additional paid-in capital	**94,756**
Capital reserve	94,756
Retained earnings	**18,299**
Earned surplus	2,085
Voluntary reserve	11,500
General reserve	11,500
Unappropriated retained earnings	4,714
[Current net income]	[1,227]
Difference on revaluation of the marketable securities	**(36)**
Treasury stock	**(37)**
Total Shareholders' Equity	**181,240**
Total Liabilities and Shareholders' Equity	**362,682**

Note: Amounts less than one million yen are omitted.

(Translation)

Profit and Loss Statement
(From April 1, 2002 through March 31, 2003)

(Unit: millions of yen)

Item			Amount	
Ordinary Income and Expenses	**Operating income and expenses**	**Operating income**		**162,952**
		Net Sales	162,952	
		Operating expenses		**157,934**
		Cost of sales	136,897	
		Selling, general and administrative expenses	21,036	
		Operating income		**5,018**
	Other income and expenses	**Other income**		**9,420**
		Interest income	969	
		Dividends received	7,786	
		Rent income on fixed assets	504	
		Others	159	
		Other expenses		**3,375**
		Interest and discount charges	1,392	
		Interest on bonds	1,252	
		Foreign currency exchange loss	294	
		Others	436	
	Ordinary income			**11,062**
Extraordinary Income and Loss		**Extraordinary income**		**450**
		Gain on sales of fixed assets	123	
		Gain on sales of investments in securities	3	
		Liquidation dividend from subsidiary company	205	
		Reversal of allowance for doubtful receivables	118	
		Extraordinary loss		**8,117**
		Loss on sales of fixed assets	117	
		Loss on sales of investments in securities	4,945	
		Loss on revaluation of investments securities in subsidiaries	2,280	
		Loss on liquidation of affiliated companies	256	
		Loss for after-care of products	23	
		Retirement benefit expense	494	
Income before Income Taxes				**3,395**
Income taxes (including enterprise tax)				999
Adjustment of income taxes				1,168
Total income taxes				2,167
Net Income				**1,227**
Retained earnings brought forward from the previous year				3,486
Unappropriated retained earnings at end of year				**4,714**

Note: Amounts less than one million yen are omitted.

(Translation)

Notes to the Balance Sheet and Profit and Loss Statement

1. Significant Accounting Policies

(1) Standards and method of valuation of securities

Shares in subsidiaries and affiliates: Stated at cost as determined by the moving average method.

Other securities:

Securities with market value: Stated at market value based on the market price, etc. as of the fiscal year-end (the evaluation balances are calculated by the total direct capitalization method and the cost of sales is calculated by the moving average method).

Securities without market value: Stated at cost as determined by the moving average method.

(2) Standards and method of valuation of inventories

Purchased goods:	Stated at cost as determined by the moving average method.
Finished goods:	Stated at cost as determined by the moving average method.
Raw materials:	Stated at cost as determined by the moving average method in respect of materials for bearings, fasteners, measuring equipment, motors and special machinery equipment.
Work in process:	Stated at cost as determined by the moving average method in respect of bearings, fasteners and motors. Stated at cost as determined respectively in respect of measuring equipment, special motors and special machinery equipment.
Supplies:	Stated at cost as determined by the moving average method in respect of expendables for manufacturing bearings, fasteners, measuring equipment, motors and special machinery equipment.

(3) Method of depreciation of fixed assets

Tangible fixed assets:	Declining balance method. The useful life and the residual value reported here are calculated according to the standards equivalent with those specified for in the corporate tax law. However, a depreciable asset of small value (the acquisition value of which is 100,000 yen or more but less than 200,000 yen) is depreciated equally each year over three years.
Intangible fixed assets:	Straight line method. The useful life reported here are calculated according to the standards equivalent with those specified for in the corporate tax law. However, for software (used by the company), the straight line method on the basis of the estimated usable period (5 years) established within the Company is used.

(4) Method of accounting of deferred assets

Bond issuance expense: Amortized equally each year over three years pursuant to the Commercial Code.

Other items are charged to expense as incurred.

(5) Standards of accounting of allowances

Allowance for doubtful receivables:

To provide against loss on bad debts, the estimated uncollectible amounts are shown, with respect to receivables in general, based on the actual uncollectibility ratios and, with respect to specific doubtful receivables, through individual consideration of collectibility.

Accrued bonuses: To provide against payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment.

(Translation)

Allowance for retirement benefits:

To provide against payment of retirement allowance to employees, the amount that is recognized to have accrued at the fiscal year-end is shown on the basis of the estimated amounts of the retirement allowance liabilities and pension funds as of the fiscal year-end.
With respect to the difference at the time of the change of the accounting principles (2,474 million yen), the amount obtained by five-year proration is shown as "retirement benefit expense" in Extraordinary Loss.
The difference resulting from mathematical calculations is recorded as expense on a straight-line basis for a certain period (five years) starting from the year following the year in which such difference arose.

(6) Standards of conversion of accounts receivable or payable in a foreign currency into yen amounts
Accounts receivable and accounts payable in a foreign currency are converted into yen amounts at spot exchange rates at the fiscal year-end. Conversion loss or income is recorded as expense or income, respectively.

(7) Method of accounting of important lease transactions
Financial lease transactions other than those in which the ownership of a leased asset is considered to be transferred to the lessee, is accounted for in the same manner as ordinary lease transactions.

(8) Method of important hedging accounting
Accounts receivable and accounts payable in a foreign currency hedged by foreign exchange contracts, etc., are treated with hedging designation.
Foreign exchange contracts are utilized by the Finance Department for hedging foreign exchange risks involving import and export transactions.
When a foreign exchange contract is entered into, it is allocated to a particular transaction in the same amount of the foreign currency and due on the same date in accordance with the risk management policy. Therefore, we believe that the correlation with subsequent changes in the exchange rates is completely ensured.

(9) Accounting on Treasury Stocks, Breakdown of Legal Reserve, etc.
The accounting for this fiscal year has been applied with the *Accounting Standard for Treasury Stocks and Breakdown of Legal Reserve, etc.* (Business Accounting Standard No. 1 set forth by the Business Accounting Standard Commission, February 21, 2002). The change has caused no effect to our profit and loss, however.

(10) Description Method of Balance Sheets etc.
The accounting for this fiscal year has been calculated on the basis of *Article 3 of the Supplementary Provision of the Commercial Code Enforcement Regulations* (set forth by Ordinance No. 22 of the Ministry of Justice, March 29, 2002). Accordingly, Shareholders' Equity comprises common stock, additional paid-in capital, retained earnings, and other items.
As a result, the capital reserve is described as the details of additional paid-in capital, while the earned surplus, voluntary reserve, and unappropriated retained earnings being described as the details of retained earnings.

(11) Per-share Information
Starting from the Fiscal year 2003 (April 1, 2002 to March 31, 2003), the Accounting Standard for Annual Net Income Per Share (Corporate Accounting Standard No.2 specified by the Corporate Accounting Standard Commission, September 25, 2002) and the Accounting Standard Application Guideline for Annual Net Income Per Share (Corporate Accounting Standard Application Guideline No.4 specified by the Corporate Accounting Standard Commission, September 25, 2002) are applied to the calculation of net income (or loss) per share. As to net income (or loss) per share in the 57th term, we have found no difference between the amount calculated by the new method and the amount calculated as in the past.

(12) Other Important Items for Preparation of Financial Statements
Consumption tax and other related taxes are excluded from revenue and purchase of the Company.

(Translation)

2. Receivables from and payable to subsidiaries

Short-term receivables: 25,657 million yen
(excluding short-term loan receivable from subsidiaries)
Short-term payable: 19,943 million yen

3. Accumulated depreciation of tangible fixed assets 48,849 million yen

4. In addition to the fixed assets listed in the Balance Sheet, the Company uses computers, etc. on lease.

5. Important assets and liabilities in foreign currencies

Accounts receivable-trade: 12,558 million yen
(Primarily composed of: 91,421 thousand US dollars, 11,728 thousand Euros)

Investment securities in subsidiaries: 154,321 million yen
(Primarily composed of: 310,246 thousand US dollars, 87,000 thousand Singapore dollars, 15,738,296 thousand Thai bahts, 43,700 thousand Sterling pounds, 40,000 thousand Hong Kong dollars)

Investments in partnerships with subsidiaries: 27,733 million yen
(Composed of: 191,060 thousand US dollars, 30,102 thousand Euros)

Accounts payable-trade: 11,497 million yen
(Primarily composed of: 84,601 thousand US dollars, 10,150 thousand Euros)

6. Guarantees 37,369 million yen

7. Outstanding balance and exercise price of the subscription warrants are as follows:

4th Series Unsecured Bonds with Warrants
Outstanding amount: 4,000 million yen
Exercise price: 1,350 yen

8. Net income per share 3.08 yen

As you see from the statements of income, our net income amounts to 1,227 million yen, on the one hand. On the other, the net income applicable for calculation of per-share net income involving common stock also amounts to 1,227 million yen. And the number of common stocks used to figure the per-share net income amounts to 399,131 thousand shares on the average during this fiscal year.

9. Sales to subsidiaries 92,231 million yen

10. Purchase from subsidiaries 116,178 million yen

11. Amount of non-operating transactions with subsidiaries

15,432 million yen

12. Total amount of research and development expenses

The research and development expenses included in the general administrative expenses and the manufacturing cost for this period under review were 8,677 million yen.

(Translation)

13. Tax effect accounting

(1) Breakdown by cause of the deferred tax assets and the long-term deferred tax assets:

Excess over the maximum tax-deductible amount of accrued bonuses	631 million yen
Excess over the maximum tax-deductible amount of accrued retirement allowance	18
Evaluation loss on investment securities	2,210
Evaluation loss on shares in subsidiaries	1,096
Loss on the liquidation of affiliates	239
Excess over the maximum tax-deductible amount of allowance for doubtful receivables	1,593
Loss carried forward	6,291
Difference on revaluation of the marketable securities	24
Others	166
Total deferred tax assets	12,214

(2) Breakdown by cause of the difference between the applicable legal effective tax rate and the actual rate of corporate income tax, etc. after tax effect accounting:

Legal effective tax rate	40.0%
(Adjustment)	
Non-tax deductible item such as entertainment expense	2.1
Taxation on per capita basis of inhabitant tax, etc.	1.4
Withholding taxes, etc.	18.8
Difference adjusted from corporate income tax return	(5.0)
Difference from amended legal effective tax rate	6.0
Others	0.6
Actual rate of corporate income tax, etc. after tax effect accounting	63.9

(3) Adjustment of deferred tax assets due to changes in rate of corporate tax etc.

The legal effective tax rate applied for calculation of deferred tax assets was 40.0% for the previous fiscal year. For this fiscal year, the rate is 40.0% for liquidity and 39.0% for fixed, respectively. In result, the deferred tax assets have decreased by 204 million yen, while the adjustment of the corporate income tax etc. reported as an expense for this fiscal year has increased by the same amount.

14. Retirement allowance accounting

(1) Retirement allowance plan adopted by the company

The company has fully adopted a qualified retirement pension plan to provide against retirement payments to employees.

(2) Substance of retirement benefit liabilities

① Retirement benefit liabilities and their breakdown:

(a)	Retirement benefit liabilities	8,953 million yen
(b)	Pension assets	6,304
(c)	Balance (a – b)	2,649
(d)	Untreated amount of the difference at the time of the change of the accounting principle	989
(e)	Unrecognized difference of mathematical calculations	1,805
(f)	Balance (c – d - e)	(145)
(g)	Prepaid pension expenses	145
(h)	Allowance for retirement benefit (f – g)	(Note)

Note: On the Balance Sheet, a 34 million yen excess over the retirement benefit reserve resulting from the transition to the qualified pension plan in the previous years is included in the "Allowance for retirement benefit ".

(Translation)

② Breakdown of expense for retirement benefit:

Service expense	503 million yen
Interest expense	252
Expected investment income	180
Difference treated as expense at the time of the change of the accounting principle	494
Difference of mathematical calculations treated as expense	254

(3) Calculation basis for retirement benefit liabilities

Discount rate	3.0%
Expected investment income rate	3.0%
Method of periodic allocation of expected retirement benefit amounts	Periodic fixed standard
Number of years required for the treatment of the difference of mathematical calculations	5 years (From the following period, it is charged to expense by the straight-line method.)
Number of years required for the treatment of the difference resulting from the accounting change	5 years (A prorated amount is recorded as extraordinary loss.)

(Translation)

Proposed Appropriation of Unappropriated Retained Earnings

(Unit: yen)

Item	Amount
I. **Unappropriated retained earnings**	**4,714,423,973**
II. The above amount is appropriated as follows:	
Dividends (7 yen per share)	2,793,705,894
III. **Retained earnings carried forward to the next period**	**1,920,718,079**

(Translation)

Certified Copy of the Report of the Auditors

AUDIT REPORT OF THE INDEPENDENT AUDITORS

May 7, 2003

To: The Board of Directors
Minebea Co., Ltd.

Shin Nihon & Co.

Chikara Kanzawa (seal)
Representative Partner and Partner in Charge,
Certified Public Accountant

Hiroshi Saito (seal)
Representative Partner and Partner in Charge,
Certified Public Accountant

Kiyokazu Tashiro (seal)
Representative Partner and Partner in Charge,
Certified Public Accountant

We have examined the Balance Sheet, the Profit and Loss Statement, the Business Report (limited only to the part relating to accounting), the Proposed Appropriation of Unappropriated Retained Earnings and the supplementary statements (limited only to the part relating to accounting) of MINEBEA CO., LTD. for the 57th fiscal year from April 1, 2002 to March 31, 2003, pursuant to Article 2 of the Law for Special Exceptions to the Commercial Code Concerning Audit etc., of Corporations. The part relating to accounting of the Business Report and the supplementary statements which have been audited is the portion based on the accounting books and records of the matters set out therein. It is the management of the Company that bears the responsibility of compilation of these financial statements and their supplementary details, while our responsibility being to express an opinion on the financial statements and their supplementary details from an independent standpoint.

Our examination was made in accordance with generally accepted auditing standards in Japan and, accordingly, we performed such auditing procedures as we considered necessary in the circumstances. These auditing standards require us to gain a reasonable assurance whether or not these financial statements and their supplementary details are free of material misstatement. The auditing is conducted on a test basis, while including our examination of descriptions in the financial statements and their supplementary details as an entirety that includes the accounting policies and their application methods adopted by the corporate management, as well as our assessment of the estimation that was made by the management. As a result of our audit conducted in these ways, we believe that we have obtained a reasonable basis for our opinions. The auditing procedures included auditing procedures of certain subsidiaries that we considered to be necessary.

As a result of the audit, we are of the opinion that:

(1) The Balance Sheet and the Profit and Loss Statement fairly present the financial position of the Company and the results of its operations in conformity with laws and ordinances and the Article of Incorporation of the Company;
(2) The Business Report (limited only to the part related to accounting) properly describes the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation of the Company;
(3) The Proposed Appropriation of Unappropriated Retained Earnings is in conformity with laws and ordinances and the Articles of Incorporation of the Company; and
(4) There is no matter to be pointed out concerning the supplementary statements (limited only to the part related to accounting) according to the Commercial Code.

Neither our firm nor any of the partners in charge has any interest in the Company as required to be disclosed herein under the provisions of the Certified Public Accountant Law.

(Translation)

Certified Copy of the Report of the Board of Corporate Auditors

AUDIT REPORT

May 14, 2003

To: Mr. Tsugio Yamamoto
President and Representative Director
Minebea Co., Ltd.

Board of Corporate Auditors of Minebea Co., Ltd.

Shinichi Mori (seal)
Corporate Auditor (Standing)

Yoshinori Amano (seal)
Corporate Auditor (Standing)

Mitsuo Ichikawa (seal)
Corporate Auditor

Toshiro Uchida (seal)
Corporate Auditor

We, the Board of Corporate Auditors, have prepared this Audit Report by mutual consultation among ourselves following the report presented by each of the Corporate Auditors on their auditing method and the results of such audit with respect to performance of duties by the Directors during the 57th fiscal period from April 1, 2002 to March 31, 2003, and our report is hereby made as follows:

1. Overview of the audit method by the Corporate Auditors

Each Corporate Auditor attended meetings of the Board of Directors and other important meetings, received reports from Directors and others about business activities, reviewed documents for important decisions, etc., investigated the condition of business activities and assets of the Company at its head office and principal business offices and, when necessary, asked for business reports from subsidiaries, in accordance with the auditing policy and allocation of responsibilities, etc., as stipulated by the Board of Corporate Auditors.
In addition, we received reports and explanations from the independent auditors of the Company, and reviewed the financial statements and supplementary statements.
In addition to the above auditing methods, we, when necessary, asked for reports from Directors and others and closely examined the transactions in connection with Directors' competing transactions, transactions involving conflict of interests between Directors and the Company, granting of benefits by the Company for free, unusual transactions with subsidiaries or shareholders, and purchases and disposals of treasury stocks, and other matters.

2. Results of Audit

(1) We certify that the auditing method of Shin Nihon & Co. and the results of their audit are proper and correct.
(2) We certify that the Business Report fairly presents the situation of the Company in conformity with laws and ordinances and the Articles of Incorporation.
(3) We find no matter to be pointed out with respect to the Proposed Appropriation of Unappropriated Retained Earnings in light of the condition of the company's assets and other circumstances.
(4) The supplementary statements fairly present the matters to be described, and we find no matter to be pointed out about them.
(5) We find no unfair act or material fact in violation of laws and ordinances or the Articles of Incorporation with respect to the performance of duties by the Directors.

Further, we find no violation of duties by Directors with respect to their competing transactions, transactions involving conflict of interests between Directors and the Company, granting of benefits by the Company for free, unusual transactions with subsidiaries or shareholders, and purchases and disposals of treasury shares, and other matters.

Note: Corporate Auditors Mitsuo Ichikawa and Toshiro Uchida are external corporate auditors as stipulated in Section 1 of Article 18 of the Law For Special Exceptions to the Commercial Code Concerning to Audit etc., of Corporations.

(Translation)

Reference Matters Relating to the Exercise of Shareholders' Voting Rights

1. Number of voting rights held by the shareholders:

398,146 rights.

2. Proposals and related matters:

First Proposal:

Approval of the proposed appropriation of unappropriated retained earnings for the 57th Business Term. The details of the proposal are indicated on page 18 of the attachment.

Our policy concerning the appropriation of unappropriated retained earnings is that unappropriated retained earnings should be properly appropriated in consideration of the payment of dividends to shareholders, strengthening the Company's corporate structure, future business developments, and other related matters.

The payment of a dividend of 7 yen per share is proposed for the 57th Business Term.

Second Proposal:

Partial revision of the Articles of Incorporation.

1. Reasons for the revision

(1) In order to reflect the current business activities of the Company, a part of the items in Article 2 of our present Articles of Incorporation (Purpose) shall be deleted. Accordingly, the relative item numbers in the Article need to be altered.

(2) On April 1, 2003 the Law Partially Amending the Commercial Code *(Law No. 44 of 2002)* came into force. The amendment now enables us, by fixing so in our Articles of Incorporation, to introduce a system of additional purchase of the shares less than one unit and to lessen the quorum of the shareholders necessary for an extraordinary resolution at a general meeting of shareholders, among others. Accordingly, for the further convenience for the shareholders, our proposal aims to add a new Article 7 (Claim for Additional Purchase of the Shares Less Than One Unit), as well as Clause 2 to Article 13 (Method of Resolutions) in our present Articles of Incorporation, respectively, thereby introducing the system for claim for additional purchase of the shares less than one unit while lessening the quorum required for an extraordinary resolution to certainly obtain the approval on extraordinary resolution. In addition, our proposal aims to make a necessary amendment also in present Article 7 (Transfer Agent) and present Article 8 (Share Handling Regulation), as well as to refine the relevant provisions of the present Articles of Incorporation.

(3) In consideration of the convenience for our shareholders, our proposal includes addition of Clause 2 to present Article 10 so that the general meeting of shareholders may be held not solely at the place where our head office is located but also at an adjoining place, or within the wards of Tokyo. As a result, the title shall be changed.

(4) In line with our implementation of reform in our management structure by the adoption of the Executive Officers System as our new system, our proposal aims to decrease the fixed number of our Board members by amending present Article 14 (Number of Directors). A necessary amendment is proposed also in present Article 11 (Chairman at General Meetings of Shareholders), present Article 16 (Representative Directors and Executive Directors), present Article 17 (Duties of Directors), and present Article 20 (Chairman and Convening of Meeting of the Board of Directors).

(Translation)

2. Substance of the revision

The substance of the revision is as shown below.

(Underlines indicate the revised text.)

Present Articles of Incorporation	Proposed Revision
CHAPTER I GENERAL PROVISIONS	CHAPTER I GENERAL PROVISIONS
Article 2. (Purpose) The purpose of the Company shall be to engage in the following businesses :	Article 2. (Purpose) The purpose of the Company shall be to engage in the following businesses :
1. Manufacture, sale, export and import of the following :	1. Manufacture, sale, export and import of the following :
(1) steel balls and ball and other type bearings;	(1) steel balls and ball and other type bearings;
(2) electric rotating components, control devices and gear trains;	(2) electric rotating components, control devices and gear trains;
(3) semiconductor elements, electronic devices and precision machinery;	(3) semiconductor elements, electronic devices and precision machinery;
(4) equipment loaded on aircraft or flight object, parts, components and materials thereof or therefor, and machinery and equipment related thereto;	(4) equipment loaded on aircraft or flight object, parts, components and materials thereof or therefor, and machinery and equipment related thereto;
(5) welding machinery;	(Deleted)
(6) medical instruments and apparatus for medical use;	(5) medical instruments and apparatus for medical use;
(7) electronic sound instruments;	(6) electronic sound instruments;
(8) fasteners and metal products and jigs related thereto;	(7) fasteners and metal products and jigs related thereto;
(9) ordinary and special steel wires and steel bars and rods;	(8) ordinary and special steel wires and steel bars and rods;
(10) fire-treated products, handguns and other firearms;	(9) fire-treated products, handguns and other firearms;
(11) measuring equipment for civil engineering use;	(10) measuring equipment for civil engineering use;
(12) household electric appliances, electric machinery and equipment, industrial machinery and equipment, machinery and equipment related thereto, machinery and equipment for vehicle applications, and scientific and chemical equipment and instruments;	(11) household electric appliances, electric machinery and equipment, industrial machinery and equipment, machinery and equipment related thereto, machinery and equipment for vehicle applications, and scientific and chemical equipment and instruments;
(13) wheels and other important parts for motor vehicles;	(12) wheels and other important parts for motor vehicles;
(14) non-ferrous metal die casting;	(13) non-ferrous metal die casting;
(15) furniture, room interior, artistic handicrafts and interior decorations;	(Deleted)
(16) parking facilities and parts thereof; and	(14) parking facilities and parts thereof; and
(17) machinery, equipment, parts and components required for the manufacture of any of the foregoing products;	(15) machinery, equipment, parts and components required for the manufacture of any of the foregoing products;
2. Consulting for various measuring operations, electric works, and engineering and supervision ;	2. Consulting for various measuring operations, electric works, and engineering and supervision ;
3. Heat treating and surface treating;	3. Heat treating and surface treating;
4.Sheet metal processing and pressing;	4.Sheet metal processing and pressing;
5. Sale of the following: (1) cosmetics, pharmaceuticals, quasi-pharmaceuticals and sporting goods; (2) footwear, sundry goods for everyday use, furniture and decorations; (3) educational equipment and books; and (4) liquors and cooling and other beverages;	(Deleted)
6. Manufacture, processing and sale of Japanese wear, western wear and bedding;	(Deleted)
7. Processing and sale of clocks and watches, precious metals, precious stones, fur products and various other adornments;	(Deleted)
8. Leasing of products set forth in item 1.(12) above, furniture and decorations;	(Deleted)
9. Purchase, sale, leasing, brokerage and management of real estate;	5. Purchase, sale, leasing, brokerage and management of real estate;

(Translation)

10. Money-lending;	6. Money-lending;
11. Operation of wedding halls, dressing and cooking schools, lunchrooms and restaurants;	(Deleted)
12. Soliciting subscriptions for life insurance and non-life insurance agency;	(Deleted)
13. Export and import, export and import agency business, and sale of the following: (1) flowers, seeds, saplings, vegetables, fruits, trees and garden plants; (2) swine and other animals, skin and internal organs thereof, and various kinds of food; (3) pet animals, equipment for breeding them, and feed; and (4) prefabricated houses;	(Deleted)
14. Export and import, export and import agency business, manufacture and sale of feed for livestock and marine products industry, and equipment for breeding livestock and marine products industry;	(Deleted)
15. Consulting services relating to livestock business;	(Deleted)
16. Any and all other business incidental or relating to any of the foregoing; and	7. Any and all other business incidental or relating to any of the foregoing; and
17. Securities investment.	8. Securities investment.
CHAPTER II. SHARES	CHAPTER II. SHARES
(New)	Article 7. (Claim for Additional Purchase of the Shares less Than One Unit) A shareholder (Including beneficial shareholder entered on or recorded in the register of beneficial shareholders; hereinafter the same) who owns such shares as their number counts less than one unit shall be entitled to claim to the Company to sell the number of shares that becomes one unit if added with such shares less than one unit now in hand.
Article 7. (Transfer Agent) The Company shall have a transfer agent concerning shares. The transfer agent and its business handling place shall be determined by a resolution of the Board of Directors. The register of shareholders and the register of beneficial shareholders of the Company shall be kept at the business handling place of the transfer agent, and the registration of transfer of shares, receipt of notices of beneficial shareholders, registration of pledges, indications of trust property, delivery of the share certificates, receipt of notifications, handling request of purchase of shares falling short of one unit of shares, and other business connected with the shares shall be handled by the transfer agent and not by the Company.	Article 8. (Transfer Agent) The Company shall have a transfer agent concerning shares. The transfer agent and its business handling place shall be determined by a resolution of the Board of Directors. The register of shareholders, the register of beneficial shareholders of the Company and registry of loss of share certificates shall be kept at the business handling place of the transfer agent, and the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, sales of the number of shares that becomes one unit if added with such shares less than one unit now in hand and other business connected with the shares shall be handled by the transfer agent and not by the Company
Article 8. (Share Handling Regulation) The kind of share certificates of the Company and the procedures and fees relating to the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, and other business connected with the shares shall be in accordance with	Article 9. (Share Handling Regulation) The kind of share certificates of the Company and the procedures and fees relating to the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, sales of the number of shares that becomes one unit if added with such shares

(Translation)

the share handling regulation as established by the Board of Directors.	less than one unit now in hand and other business connected with the shares shall be in accordance with the shares handling regulation as established by the Board of Directors.
Article 9. (Record date) Shareholders entered on or recorded in the register of shareholders (Including beneficial shareholders entered on the register of beneficial shareholders; hereinafter the same) as of each date for the settlement of accounts shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such date for settlement of accounts. In addition to the preceding paragraph, in case of necessity, the Company may, by a resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledges entered on the register of shareholders as of a specified date be those entitled to exercise their rights.	Article 10. (Record date) Shareholders entered on or recorded in the register of shareholders as of each date for the settlement of accounts shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such date for settlement of accounts. In addition to the preceding paragraph, in case of necessity, the Company may, by a resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledges entered on the register of shareholders as of a specified date be those entitled to exercise their rights.
CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS
Article 10. (Time of Convening of General Meetings of Shareholders) An ordinary general meeting of shareholders shall be convened every June and extraordinary general meetings of shareholders shall be convened whenever need arises. (New)	Article 11. (Time and Place of General Meetings of Shareholders) An ordinary general meeting of shareholders shall be convened every June and extraordinary general meetings of shareholders shall be convened whenever need arises. General meeting of shareholders of the Company shall be held at the place where the Company has its head office, or in its adjoining location, or within the wards of Tokyo.
Article 11. (Chairman at General Meetings of Shareholders) Chairmanship at general meetings of shareholders shall be assumed by the President, or in case the office of President is vacant or he/she is unable to act, then by another Director in the order previously determined by the Board of Directors.	Article 12. (Chairman at General Meetings of Shareholders) Chairmanship at general meetings of shareholders shall be assumed by the Representative Director, or in case more than one person are elected as the Representative Director, then it may be convened by Representative Director in the order previously determined by the Board of Directors, and the office of Representative Director is vacant or he/she is unable to act, then by another Director in the order previously determined by the Board of Directors.
Article 12. (Exercise of Voting Rights by Proxy)	Article 13. (Exercise of Voting Rights by Proxy) Not amended
Article 13. (Method of Resolutions) Unless otherwise provided by law or orders, a resolution of the general meeting of shareholders shall be adopted by a majority of the votes of shareholders present. (New)	Article 14. (Method of Resolutions) Unless otherwise provided by law or orders, a resolution of the general meeting of shareholders shall be adopted by a majority of the votes of shareholders present. A resolution presented to a general meeting of shareholders of the Company as is stipulated by Article 343 of the Commercial Code shall be adopted in case the shareholders holding more than one-third of the voting rights held by total shareholders are present at the said meeting and the resolution is supported by the majority exceeding two-thirds of the voting rights of the

	shareholders presented.
CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS
Article 14. (Number of Directors) The Company shall have not more than thirty-five(35) Directors.	Article 15. (Number of Directors) The Company shall have not more than ten(10) Directors.
Article 15. (Election of Directors)	Article 16. (Election of Directors) Not amended
Article 16. (Representative Directors and Executive Directors) By a resolution of the Board of Directors, there shall be elected a Representative Director or Representative Directors. By a resolution of the Board of Directors, there may be elected one (1) Chairman of the Board of Directors, one (1) Vice Chairman of the Board of Directors, one (1) President/Director, one (1) or more Vice Presidents/Directors, one (1) or more Senior Managing Directors and one (1) or more Managing Directors.	Article 17. (Representative Directors and Executive Directors) By a resolution of the Board of Directors, there shall be elected a Representative Director or Representative Directors. By a resolution of the Board of Directors, there may be elected one (1) Chairman of the Board of Directors, one (1) Vice Chairman of the Board of Directors.
Article 17. (Duties of Directors) The Chairman of the Board of Directors shall preside over the principal features of business and the Vice Chairman of the Board of Directors shall assist the Chairman of the Board of Directors. The President/Director shall execute resolutions of the Board of Directors and control the overall business of the Company. The Vice President(s)/Director(s), Senior Managing Director(s) and Managing Director(s) shall manage daily business of the Company, assisting the President/Director. In case the Chairman of the Board of Directors is unable to act, the Vice Chairman of the Board of Directors shall preside over the principal features of business. In case the President/Director is unable to act, another Director shall, in the order previously determined by the Board of Directors, control the overall business of the Company in his/her place.	Article 18. (Duties of Directors) Chairman of the Board of Directors shall preside over the principal features of business and Vice-Chairman of the Board of Directors shall assist the Chairman of the Board of Directors. A Representative Director shall represent the Company and shall supervise the progress of business execution of the Company In case the Chairman of the Board of Directors is/are unable to act, the Vice-Chairman of the Board of Directors shall become the acting chairman. In case the Representative Director is unable to act, another Director shall take the acting role according to the order previously determined by the Board of Directors.
Article 18. (Term of Office of Directors)	Article 19. (Term of Office of Directors) Not amended
Article 19. (Remuneration of Directors)	Article 20. (Remuneration of Directors) Not amended
Article 20. (Chairman and Convening of Meetings of the Board of Directors) A meeting of the Board of Directors shall be convened by the President, by whom the chairmanship shall be assumed. In case the office of President is vacant or he/she is unable to act, then it may be convened by another Director in the order previously determined by the Board of Directors. Notice of a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor not later than three (3) days prior to the date set for the meeting; provided, however, that, in case of emergency, such period may be shortened.	Article 21. (Chairman and Convening of Meetings of the Board of Directors) A meeting of the Board of Directors shall be convened by Representative Director, by whom the chairmanship shall be assumed. In case more than one person are elected as the Representative Director then it may be convened by Representative Director in the order previously determined by the Board of Directors, and the office of Representative Director is vacant or he/she is unable to act, then it may be convened by another Director in the order previously determined by the Board of Directors. Notice of a meeting of the Board of Directors shall be

(Translation)

	dispatched to each Director and each Corporate Auditor not later than three (3) days prior to the date set for the meeting; provided, however, that, in case of emergency, such period may be shortened.
Article 21. (Method of Resolutions of the Board)	Article 22. (Method of Resolutions of the Board) Not amended
Article 22. (Consultants and Advisers)	Article 23. (Consultants and Advisers) Not amended
Article 23. (Board of Directors Regulation)	Article 24. (Board of Directors Regulation) Not amended
CHAPTER V. CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS	CHAPTER V. CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS
Article 24. (Number of Corporate Auditors)	Article 25. (Number of Corporate Auditors) Not amended
Article 25. (Election of Corporate Auditors)	Article 26. (Election of Corporate Auditors) Not amended
Article 26. (Term of Office of Corporate Auditors)	Article 27. (Term of Office of Corporate Auditors) Not amended
Article 27. (Remuneration of Corporate Auditors)	Article 28. (Remuneration of Corporate Auditors) Not amended
Article 28. (Full-time Corporate Auditors)	Article 29. (Full-time Corporate Auditors) Not amended
Article 29. (Convening of Meetings of the Board of Corporate Auditors)	Article 30. (Convening of Meetings of the Board of Corporate Auditors) Not amended
Article 30. (Method of Resolutions of the Board of Corporate Auditors)	Article 31. (Method of Resolutions of the Board of Corporate Auditors) Not amended
Article 31. (Board of Corporate Auditors Regulation)	Article 32. (Board of Corporate Auditors Regulation) Not amended
CHAPTER VI. ACCOUNTS	CHAPTER VI. ACCOUNTS
Article 32. (Business Year and the Date for the Settlement of Accounts)	Article 33. (Business Year and the Date for the Settlement of Accounts) Not amended
Article 33. (Dividends)	Article 34. (Dividends) Not amended

Third Proposal:

Election of 10 Directors

The terms of office of all of the 25 directors will expire at the conclusion of the Meeting. We therefore propose the election the new directors.

The Company intends to reinforce the functions of its Board so as to cope with the increasingly severe business environment by newly adopting an Executive Officer System; this new system will help clarify the distinction furthermore between our decision-making and supervisory functions and our business executing functions. Toward this direction, we plan to keep strengthening our business executing functions in attempts to activate our corporate management all the more.

Based on these aims, we consider to decrease the number of the Board of Directors to ten from twenty-five at present, thereby expecting our decision making to be more pertinent through further active discussions.

Accordingly, the election of 10 Directors is proposed. The candidates are:

(Translation)

No.	Name (Date of Birth)	Biographical Sketch (as of May 30, 2003)	Number of shares owned
1	Tsugio Yamamoto (March 12, 1935)	1964 Dec Joined the Company 1977 Jan Manager of Domestic Marketing Department 1983 Dec Director 1993 Dec Managing Director 1994 Dec General Manager of Sales Headquarters in charge of Japan and Asian Sales 1998 Jun Senior Managing Director 1999 Jun President and Representative Director (Present)	21,000
2	Yoshihisa Kainuma (February 6, 1956)	1983 Apr Admitted to bar in Japan (Member of Tokyo Dai-ni bar Association) 1988 Nov Admitted to bar in New York 1988 Dec Director and General Manager of Legal Dept. of the Company 1990 Oct Representative Senior Managing Director of Keiaisha NMB Co., Ltd.(currently Keiaisha Co., Ltd.), 1992 Dec Managing Director and Deputy General Manager of Operation Headquarters 1994 Dec Senior Managing Director (Present) General Manager of European and American Regional Sales of Sales Headquarters Deputy General Manager of Operation Headquarters 1995 Jul General Manager of Operation Headquarters 2001 Aug Member of Tokyo Office Administration Executive Council, in charge of Personnel & General Affairs and Logistic & Procurement (Present) 2001 Jun Director of Keiaisha Co., Ltd. (Present) 2001 Oct Member of the Business Reform Committee (Present)	7,000
3	Takayuki Yamagishi (May 14, 1938)	1962 Mar Joined the Company 1988 Mar Deputy General Manager of Electronics Business Division 1988 Dec Director 1992 Dec Managing Director 1994 Dec Senior Managing Director (Present), General Manager of 2nd Manufacturing Headquarters 1995 Dec In charge of R&D Center, President and Representative Director of Minebea Electronics Co, Ltd. (Present) 1997 Apr General Manager of Hamamatsu Manufacturing Unit 2001 Apr In charge of R&D Headquarters 2001 Oct Member of the Business Reform Committee (Present) 2003 Apr General Manager of Engineering Headquarters (Present)	15,885
4	Rikuro Obara (September 23, 1948)	1972 Dec Joined the Company 1986 Jul Deputy General Manager of Minebea Group Manufacturing Division 1986 Dec Director 1992 Mar General Manager of Karuizawa Manufacturing Unit (Present) 1993 Dec General Manager of Precision Motors Division 1994 Dec Managing Director General Manager of 1st Manufacturing Headquarters 1998 Jun Senior Managing Director (Present) 1999 Aug General Manager of Bearing Manufacturing Division of Karuizawa Manufacturing Unit 2001 Apr In charge of R&D Headquarters 2001 Oct Member of the Business Reform Committee (Present) 2003 Apr General Manager of Manufacturing Headquarters (Present)	7,588
5	Ryusuke Mizukami (December 31, 1940)	1967 Jun Joined the Company 1983 Nov General Manager of Corporate Planning Department 1986 Dec Director 1992 Dec General Manager of Corporate Communications Office 1994 Dec Managing Director 1996 Jul In charge of Environment Management (Present) 1999 Aug Member of Tokyo Office Administration Executive Council, in charge of Corporate Planning, Business	22,000

(Translation)

		Administration and Information Systems 2000 Oct Senior Managing Director (Present) 2001 Apr In charge of R&D Headquarters 2001 Oct Member of the Business Reform Committee (Present)	
6	Kenji Senoue (August 1, 1941)	1967 Jun Joined the Company 1986 Jul Manager of Fund Management Division and Fund Raising Division 1986 Dec Director 1992 Dec In charge of Overseas Finance of Corporate Finance & Accounting Headquarters 1994 Dec Managing Director 1999 Aug Member of Tokyo Office Administration Executive Council, in charge of Strategy Planning (Present) General Manager of Strategy Planning Office 2001 Jun Senior Managing Director (Present) 2001 Oct Member of the Business Reform Committee (Present)	46,000
7	Tosei Takenaka (Feburary 27, 1941)	1997 Jun Vice President and Director of The Sumitomo Trust & Banking Co., Ltd. 1998 Jun President and Director of Sumitomo Trust Securities Co., Ltd. 1999 Oct Corporate Advisor of the Company 2001 Feb In charge of Asian Region Operations (Present) 2001 Jun Senior Managing Director (Present)	8,000
8	Koichi Dosho (November 4, 1949)	1973 Mar Joined the Company 1989 Aug President of NMB-Minebea-GmbH. 1989 Dec Director 1992 Dec General Manager of European Region Operations (Present) 1999 Apr Managing Director (Present) 1999 Aug General Manager of Sales Headquarters, European & American Regional Sales Headquarters (Present) 2001 Apr In charge of R&D Headquarters 2001 Oct Member of the Business Reform Committee (Present)	8,000
9	Atsushi Matsuoka (July 13, 1930)	1967 Nov Director (Present) 1989 Jun President and Representative Director of Keiaisha NMB Co., Ltd. (currently Keiaisha Co., Ltd.) (Present)	166,765
10	Chanchai Leetavorn (December 18, 1927)	1973 Oct Minister of Commerce of Kingdom of Thailand 1979 May Deputy Minister of Finance of Kingdom of Thailand 1982 Oct Secretary General of the Board of Investment of Kingdom of Thailand 1984 Mar Chairman of Asia Credit Plc. (Present) 1990 Dec Director (Present)	0

Notes: 1. Messrs. Atsushi Matsuoka and Chanchai Leetavorn are the independent Directors candidates as provided in item (7)-2 of paragraph 2 of Article 188 of the Commercial Code.
2. The Company has business transactions with Keiaisha Co., Ltd. such as purchase of raw materials, etc. and leasing transactions for fixed assets.

Fourth Proposal:

Election of Three Corporate Auditors

The terms of office of three Corporate Auditors, namely, Mr. Shinichi Mori, Mr. Yoshinori Amano and Mr. Toshiro Uchida will expire at the conclusion of the Meeting. We therefore propose the election of three Corporate Auditors.

The candidates are as follows. For your information, the Board of Directors has obtained the approval of this proposal from the Board of Corporate Auditors.

No.	Name (Date of Birth)	Biographical Sketch (as of May 30, 2003)	Number of shares owned
1	Shinichi Mori (September 29, 1939)	1962 Mar Joined the Company 1988 Mar General Manager of 3rd Manufacturing Department of Karuizawa Manufacturing Unit 1992 Oct General Manager of Mechanical Assembly Department of Karuizawa Manufacturing Unit 1997 Jun Standing Corporate Auditor (Present)	1,000

(Translation)

2	Yoshinori Amano (June 10, 1940)	1965 Mar Joined the Company 1981 Jan Deputy General Manager of Tokyo Sales Department of NMB Co., Ltd. 1983 Jul Deputy General Manager of Motor Sales Promotion Department of NMB Co., Ltd. 1990 Apr General Manager of Operation Department of Shizuoka Office of the Company 1991 Mar General Manager of Market Development Department of Bearing Sales Headquarters of Keiaisha NMB Co., Ltd. (the present Keiaisha Co., Ltd.) 1994 Jan Deputy General Manager of Sales Operation Department of Keiaisha NMB Co., Ltd. 1998 Jul Deputy General Manager of Operation Department of Keiaisha NMB Co., Ltd. 2000 Jun Standing Corporate Auditor (Present)	1,000
3	Isao Hiraide (March 10, 1942)	1996 Jul Manager of Research and Management Section of Research and Inspection Department of Kanto Shinetsu Regional Taxation Bureau 1998 Jul Deputy General Manager of Research and Inspection Department of Kanto Shinetsu Regional Taxation Bureau 1999 Jul District Director of Utsunomiya Tax Office 2000 Dec Tax Advisor to the Company (Present)	1,000

Note: Mr. Isao Hiraide is an external Corporate Auditor as required under paragraph 1 of Article 18 of the Law For Special Exceptions to the Commercial Code concerning Audit etc., of Corporations.

(Translation)

Fifth Proposal:

Payment of Retirement Allowances to the Retiring Directors and Corporate Auditor

At the conclusion of the Meeting, Directors Masahito Saigusa, Tomeshiro Takeuchi, and Corporate Auditor Toshiro Uchida will retire and Directors Takashi Yamaguchi, Tomihiro Maruta, Sadao Sawamura, Akihiro Hirao, Sadahiko Oki, Takuya Naka, Yukio Shimizu, Masayoshi Yamanaka, Shunji Mase, Hiroharu Katogi, Susumu Fujisawa, Masamitsu Osada, and Akio Okamiya will retire and upon the adoption of Executive Officer System assume the Offices of Executive Officers.

We therefore propose to grant the appropriate amount of Retirement Allowance as per the Company's rule to these Retiring Directors and Corporate Auditor.

It is also proposed that the specific amounts of the Retirement Allowance, the timing and the method of presentation, etc., be left to the discretion of the Board of Directors and the deliberation of Corporate Auditors, respectively.

The following table gives a summary of service records of the retiring Directors and Corporate Auditor.

Name	Biographical Sketch (as of May 30, 2003)	
Masahito Saigusa	1990 Dec	Managing Director, Deputy General Manager of Corporate Finance & Accounting Headquarters
	1992 Dec	General Manager of Corporate Finance & Accounting Headquarters
	1994 Dec	Senior Managing Director (Present) General Manager of Corporate Planning & Administrative Headquarters
	1995 Jul	In charge of Furniture Business
	2001 Aug	Member of Tokyo Office Administration Executive Council and in charge of Administration in General (Present)
	2001 Oct	Chairman of the Business Reform Committee (Present)
Takashi Yamaguchi	1992 Dec	Director, Deputy General Manager of Corporate Finance & Accounting
	1993 Sep	Director, General Manager of Finance Department
	1994 Dec	Managing Director (Present) General Manager of Corporate Finance & Accounting Headquarters
	1999 Aug	Member of Tokyo Office Administration Executive Council, in charge of Finance (Present)
	2001 Oct	Member of the Business Reform Committee (Present)
Tomihiro Maruta	1991 Dec	Director, General Manager of the 1st Manufacturing Division of Karuizawa Manufacturing Unit
	1992 Oct	General Manager of Rod-End Manufacturing Department of Karuizawa Manufacturing Unit General Manager of Bearing Manufacturing Division of Karuizawa Manufacturing Unit
	1996 Apr	In charge of Rod-End Manufacturing Division in Karuizawa Manufacturing Unit and Fujisawa Manufacturing Unit
	1997 Jun	General Manager of Fujisawa Manufacturing Unit (Present)
	1998 Jun	Managing Director (Present)
Sadao Sawamura	1986 Dec	Director (Present), General Manager of Systems Department
	1989 Jun	In charge of Systems Promotion, Hamamatsu Project.
	1992 Jul	General Manager of Systems Department
	1999 Aug	General Manager of Information Systems Department (Present)
	2001 Oct	Secretary of the Business Reform Committee (Present)
Akihiro Hirao	1986 Dec	Director (Present), Technical Manager of Tokyo Rashi Plant (present)
	1990 Jan	General Manager of R&D Center
	1997 Jun	General Manager of Omori Manufacturing Unit (Present)
	1999 Aug	In charge of Engineering Management (Present)
Sadahiko Oki	1986 Dec	Director (Present), General Manager of Accounting Department (Present)
	1999 Aug	In charge of Accounting (Present)
	2000 Oct	General Manager of Internal Auditing Office (Present)
Takuya Naka	1992 Dec	Director (Present), General Manager of Legal Department (Present)
	1999 Jan	General Manager of Patent Administration Office (Present)
	1999 Aug	In charge of Legal Affairs (Present)
Yukio Shimizu	1993 Dec	Director (Present)
	1999 Aug	Deputy General Manager of Sales Headquarters; in charge of Japan & Asian Regional Sales, General Manager of Japan & Asian Regional Sales Headquarters (Present)
Masayoshi Yamanaka	1993 Dec	Director (Present), In charge of North and South America Region Operations (Present)

(Translation)

Shunji Mase	1993 Dec 1999 Aug 2001 Oct	Director (Present), General Manager of General Affairs Department General Manager of Personnel & General Affairs Department Secretary-General of Office Tokyo Office Administration Executive Council (Present) Secretary of the Business Reform Committee (Present)
Hiroharu Katogi	1993 Dec 1999 Aug 2001 Apr 2001 Oct	Director (Present), General Manager of General Administration Department General Manager of Business Administration Department In charge of Business Administration (Present) Secretary of the Business Reform Committee (Present)
Susumu Fujisawa	1998 Jun 2001 Feb	Director (Present), In charge of Asian Region Operations In charge of China Operations (Present)
Masamitsu Osada	2001 Feb	Director (Present), General Manager of Mechatronics Division (Present)
Akio Okamiya	2001 Jun 2002 Mar	Director (Present), General Manager of Karuizawa Manufacturing Unit R&D Center (Present) General Manager of Karuizawa Manufacturing Unit Chemical Integration Laboratory (Present)
Tomeshiro Takeuchi	1988 Dec	Director (Present)
Toshiro Uchida	1997 Jun	Corporate Auditor (Present)

Sixth Proposal:

Amendment to Remuneration for Directors

The 35th general meeting of our shareholders held on December 25, 1981 approved the remuneration for Directors of the Company to be less than forty-one million yen per month. This approval remains unchanged to date.

As a result of adopting the Executive Officer System, the number of directors is to be decreased. Accordingly, we would like to amend the maximum amount of monthly remuneration to be less than twenty-five million yen, subject to your approval of the Second Proposal pertaining to amendment of Articles of Incorporation specifying the fixed number of Directors.

After approval of the Second Proposal, the fixed number of Directors will become ten.

(Translation)

(For reference)

The consolidated financial statements for this fiscal year are as follows:

Consolidated Balance Sheet
(as of March 31, 2003)

(Unit: millions of yen)

Assets	
Item	**Amount**
Current Assets	**127,447**
Cash and cash equivalents	14,177
Notes and accounts receivable	54,085
Inventories	43,204
Deferred tax assets	8,593
Others	7,856
Allowance for doubtful receivables	(469)
Fixed Assets	**192,608**
Tangible fixed assets	**162,960**
Building and structure	97,395
Machinery and transportation equipment	191,394
Tools, furniture and fixtures	47,497
Land	16,710
Construction in progress	438
Accumulated depreciation	(190,476)
Intangible fixed assets	**13,749**
Consolidation adjustments	12,837
Others	912
Investments and other assets	**15,898**
Investment in securities	3,982
Long-term loans receivable	188
Deferred tax assets	9,494
Others	2,715
Allowance for doubtful receivables	(483)
Deferred Assets	**13**
Total Assets	**320,069**

Note: Amounts less than one million yen are omitted.

(Translation)

(Unit: millions of yen)

Liabilities	
Item	**Amount**
Current Liabilities	**134,459**
Notes and accounts payable	24,025
Short-term loans payable	67,475
Commercial paper	3,000
Current portion of long-term loans payable	787
Current portion of bonds	10,000
Accrued income taxes	2,662
Accrued bonuses	3,358
Reserve for loss on liquidation of the business of switching supplies, inductors and transformers, etc.	3,144
Reserve for environmental preservation expenses	1,206
Others	18,799
Long-term Liabilities	**87,128**
Bonds	28,000
Convertible bonds	27,080
Bonds with warrant	4,000
Long-term loans payable	26,782
Allowance for retirement benefit	229
Others	1,036
Total Liabilities	**221,587**
Minority Interest in Consolidated Subsidiaries	**269**
Shareholders' Equity	
Common stock	**68,258**
Additional paid-in capital	**94,756**
Retained earnings	**(454)**
Difference on revaluation of other marketable securities	**(37)**
Foreign currency translation adjustments	**(64,274)**
Treasury stock	**(37)**
Total Shareholders' Equity	**98,212**
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	**320,069**

Note: Amounts less than one million yen are omitted.

(Translation)

Consolidated Profit and Loss Statement
(From April 1, 2002 through March 31, 2003)

(Unit: millions of yen)

Item	Amount	
Net Sales		**272,202**
Cost of Sales		**203,500**
Gross Profit		**68,702**
Selling, General and Administrative Expenses		**49,350**
Operating Income		**19,352**
Other Income		
Interest income	243	
Dividends income	48	
Equity income of affiliates	10	
Others	923	**1,226**
Other Expense		
Interest expenses	4,765	
Foreign currency exchange loss	506	
Others	1,886	**7,158**
Ordinary Income		**13,420**
Extraordinary Income		
Gain on sales of fixed assets	34	
Gain on sales of investment in securities	3	**37**
Extraordinarily Loss		
Loss on sales of fixed assets	110	
Loss on disposal of fixed assets	602	
Loss on revaluation of investments securities	4,945	
Loss on liquidation of affiliates	1,843	
Loss on liquidation of the business of switching supplies, inductors and transformers, etc.	3,144	
Loss for after-care of products	482	
Environment preservation expense	1,206	
Retirement benefit expense	626	**12,961**
Income before Income Taxes		**495**
Income taxes (including enterprise tax)	4,276	
Adjustment of income taxes	(1,369)	2,906
Minority interest in earnings of consolidated subsidiaries		23
Net Loss		**2,434**

Note: Amounts less than one million yen are omitted.

ROUTE MAP

Place:	1st floor of the new building of Asama Sunday House at 4106-282, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano Telephone: 0267-32-4022	
Traffic:	Shinano Line	From Miyota Station, approx. five minutes by car.
	Shinkansen bound for Nagano	From Karuizawa Station, approx. 25 minutes by car.
		From Sakudaira Station, approx. 20 minutes by car.



Entrance to Asama Sun Line
Mitsuya
Mitsuya-Higashi
National Road No.18
To Karuizawa
Maseguchi
Kyu Nakasendo
To Naka Karuizawa
Miyota-machi municipal office
Miyota station
Shinano Line
Minebea Co., Ltd.
Prefecture Road Saku, Karuizawa Line
To Komoro
Miyota Co., Ltd.
The site of the Ordinary General Meeting of Shareholders, Asama Sunday House
Entrance to Miyota station
Otaikita
To Saku


NMB
Minebea

Minebea Co., Ltd.

57th Business Term Business Report

April 1, 2002 ▶ March 31, 2003

Local Code No.6479



As the 57th Business Term (April 1, 2002- March 31, 2003) has ended, we would like to report our business summary.

During the current consolidated fiscal year, the Japanese economy as a whole remained sluggish and stayed under severe conditions, although exports recovered temporarily at the beginning of the year as inventory adjustment finished throughout the IT-related industry. With capital investment and consumer spending remaining low, domestic demand continued to be sluggish.

The U.S. economy temporarily showed a recovery trend at the beginning of the year with the completion of the IT-related inventory cutback and pickup in consumer spending; however, its conditions grew gradually severe, owing to such factors as plummeting stock prices triggered by depressed performance of hi-tech companies and by public distrust in corporate accounting and unstable Iraqi situation. The European economy, in the meantime, remained sluggish with a lagging growth in consumer spending, although exports picked up temporarily owing to the completion of the IT-related inventory adjustment. With increased exports and recovery of domestic demand such as consumer spending, the Asian economies remained relatively strong.

Demand from the information & telecommunications equipment industry - the major customer base of our mainstay products - recovered temporarily as inventory adjustment finished throughout the industry; however, it turned out low again in and after June 2002.

In this business climate, we redoubled our efforts to enhance productivity and efficiency of our sales activities to further improve product quality and to develop high value-added products.

■ Consolidated Business Result

Our full-year consolidated net sales stood at 272,202 million yen, down 7,141 million yen (-2.6%) year on year.

Operating income totaled 19,352 million yen and ordinary income amounted to 13,420 million yen, down 2,620 million yen (-11.9%) and 2,575 million yen (-16.1%), respectively, year on year, owing primarily to increasingly severe price competition. As extraordinary losses, we posted losses of 4,945 million yen on revaluation of investment securities arising from sharp declines in the prices of financial sector stock and other holdings, losses of 3,144 million yen in connection with withdrawal from the business of switching power supplies and related businesses, environmental preservation expenses for U.S. subsidiaries amounting to 1,206 million yen and other losses, and this resulted in net loss in the current term amounting to 2,434 million yen, down 7,732 million yen year on year.

■ Non-Consolidated Business Result

Net sales stood at 162,952 million yen, down 12,266 million yen (-7.0%) year on year. Operating income totaled 5,018 million yen and ordinary income amounted to 11,062 million yen, up 3,169 (171.5%) and 1,029 million yen (10.3%), respectively, compared with the previous year.

As extraordinary losses, we posted losses of 4,945 million yen on revaluation of investment securities arising from sharp declines in the prices of financial sector stock and other holdings; and losses of 2,280 million yen on revaluation of subsidiaries' stocks, such as losses in Minebea Electronics Co., Ltd., a wholly-owned subsidiary, owing to the withdrawal from the business of switching power supplies and related businesses and losses arising from the closure of a Malaysian speaker manufacturing subsidiary. Additionally, we recorded


■ Net Sales
(Unit: millions of yen)
Non-Consolidated
Consolidated
300,000
250,000
200,000
150,000
100,000
50,000
0
FY2001
FY2002
FY2003
■ Operating Income
(Unit: millions of yen)
Non-Consolidated
Consolidated
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
FY2001
FY2002
FY2003
■ Ordinary Income
(Unit: millions of yen)
Non-Consolidated
Consolidated
25,000
20,000
15,000
10,000
5,000
0
FY2001
FY2002
FY2003

income tax adjustment of 1,168 million yen owing to tax effect accounting. This resulted in net income of 1,227 million yen, down 3,124 million yen (-71.8%) compared with the previous year.

Outlook for The Next Term

For the next consolidated fiscal year, we expect the Japanese economy will remain stagnant for some more time, owing mainly to continuation of severe employment and income situations and low consumer spending, though a decreasing trend of capital investment has almost bottomed out. However, in the second half of the next year, we expect overseas economy will recover and exports will increase, thereby putting the Japanese economy on a track to slow recovery. In the U.S. economy, the pace of recovery is beginning to slacken, and how the aftermath of the Iraqi War will affect the economy seems uncertain. Despite these negative factors, we expect that owing to tax reduction, consumer spending will pick up and capital investment will recover in the second half of the year, thereby putting the U.S. economy back on a track to growth. The European economy will continue to show a decelerating trend for some time; however, it will recover slowly in the second half of the year and thereafter, owing to a pickup in exports. We initially predicted that the Asian economies, though relatively strong, would decelerate temporarily in the first half because of slowdown in overseas economies but would recover in the second half of the year. However, given unstable factors created by the recent spread of SARS, business outlook remains uncertain in this region.

We intend to enchance and further expand our manufacturing and sales, and improve our business results.

We look forward to your continuous support and guidance.



山本次男

Tsugio Yamamoto
Representative Director
June 2003


Net Income
(Unit: millions of yen)
Non-Consolidated
Consolidated
15,000
12,000
9,000
6,000
3,000
0
-3,000
FY2001
FY2002
FY2003
Total Assets
(Unit: millions of yen)
Non-Consolidated
Consolidated
500,000
400,000
300,000
200,000
100,000
0
FY2001
FY2002
FY2003
Shareholders' Equity
(Unit: millions of yen)
Non-Consolidated
Consolidated
200,000
150,000
100,000
50,000
0
FY2001
FY2002
FY2003

Machined Components Business

■ **We decided to aggressively expand our ball bearing business and to raise monthly production and shipments by 30 million pieces to 180 million pieces. At the same time, we further fortified our cost competitiveness by introducing a new production system and implementing productivity enhancement measures. Shipments of ball bearings, including those for internal usage, increased 16% from the previous fiscal year.**

■ **To respond to mid to long-term growth in HDD market, we expanded our market share for pivot assemblies by approximately 10 percentage points to 70%.**

Sales in the machined components business amounted to 118,117 million yen, down 3,908 million yen (3.2%), compared with the previous fiscal year. Sales of ball bearings increased in China and South East Asia regions, mainly for applications such as household electrical appliances and information and telecommunications equipment, owing to our vigorous sales expansion effort. However, sales of certain types of ball bearings and rod-end and spherical bearings declined due to stagnant demand from the aerospace industry. Decline in sales in the automotive wheel business, which was terminated during the previous fiscal year, by approximately 1,300 million yen also had some effect.

Operating income in the machined components business amounted to 18,519 million yen, down 3,616 million yen (16.3%), compared with the previous fiscal year. Accordingly, operating income margin was 15.7%, a decline by 2.4 percentage points from the previous fiscal year. Profitability of ball bearings remained stable, however, decline in sales of rod-end and spherical bearings and fall in margin of pivot assemblies, caused by lower selling prices, were reasons.

■ Changed in Net Sales and Operating Income (Industry)


Electronic Devices and Components Business
Machined Components Business
Net Sales
(Unit: millions of yen)
Operating Income
(Unit: millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
40,000
30,000
20,000
10,000
0
-500
151,910
156,303
154,084
8,259
23,906
22,135
△162
832
18,519
Net Sales
Operating Income
FY2001
FY2002
FY2003

Electronics Devices and Components Business

■ **Sales of HDD spindle motors, fan motors and PC keyboards reached a new high, as a result of market share expansion.**

■ **We expanded sales in the new markets for spindle motors by promoting transition to fluid dynamic bearings.**

■ **We agreed with Matsushita Electric Industrial Co., Ltd. on consignment production of FDB spindle motors for HDDs, and joint product development and consignment production of fan motors.**

■ **We established a joint venture with the Huan Hsin group to produce PC keyboards in China.**

■ **We decided to withdraw from the unprofitable switching power supply and related business.**

■ **We terminated the manufacturing of floppy disk drive (FDD) subassemblies.**

■ **We re-expanded our light device operations with a particular emphasis on back lights units.**

Sales in the electronic devices and components business amounted to 154,084 million yen, down 2,219 million yen (1.4%), compared with the previous fiscal year. Fan motors recorded large growth in sales owing to strong sales for game applications and CPU cooling fans, as well as expansion of market share. HDD spindle motors and PC keyboards also increased sales as a result of market share expansion. However, sales of stepping motors declined due to lower average price, as a result of miniaturization and change in product mix, sales of speakers fell due to lower demand from main customers, and sales of electronic devices dropped due to the end in FDD subassembly business.

Operating income in the electronic devices and components business amounted to 832 million yen, up 994 million yen, compared with the previous fiscal year. Performance by HDD spindle motors, electronic devices, and switching power supplies and related business deteriorated, however, strong results by fan motors and keyboards lifted the overall income level. We decided to withdraw from switching power supplies and related businesses at the end of the business term.

The Performance by Geographical Segment

■ Japan

Owing to continuation of sluggish demand from the information & telecommunications equipment industry, coupled with the effect of production shift by many of our customers to their overseas subsidiaries to cope with growing deflationary pressure, net sales amounted to 72,754 million yen, down 10,950 million yen (-13.1%) year on year. Operating income, on the other hand, increased 2,366 million yen (308.5%) year on year to 3,133 million yen, owing largely to a decrease in import prices from overseas subsidiaries.


• Net Sales in Japan
(Unit: millions of yen)
150
120
90
60
30
0
117,141
83,704
72,754
FY2001
FY2002
FY2003
26.7%
Percentage of net sales
16.2%
Percentage of operating income

■ Asia excluding Japan

This region has become an increasingly important manufacturing base for Japanese, European, and American manufacturers of personal computers and household electrical appliances. Though affected by the slower-than-expected recovery in demand from the information & telecommunications equipment industry in Japan, Europe, and the U.S., sales were firm owing to the progress in production shift to this region by our Japanese customers. At the same time, price competition is getting more intense as production expands in this part of the world.

As a consequence, net sales amounted to 107,789 million yen, up 11,906 million yen (12.4%), and operating income totaled 12,418 million yen, down 4,968 million yen (-28.6%), respectively, compared with the previous year.


• Net Sales in Asia (Excluding Japan)
(Unit: millions of yen)
150
120
90
60
30
0
74,067
95,883
107,789
FY2001
FY2002
FY2003
39.6%
Percentage of net sales
64.2%
Percentage of operating income

■ North and South America

Sales of electronic devices and components such as PC keyboards, speakers, and fan motors remained strong in this region. On the other hand, demand from the aerospace industry for rod-end bearings continued to decline after the 9-11 terrorist attacks in the U.S.

As a result, net sales and operating income decreased 4,572 million yen (-7.2%) and 110 million yen (-5.6%) to 58,997 million yen and 1,858 million yen, respectively, compared with the previous year.


• Net Sales in North and South America
(Unit: millions of yen)
150
120
90
60
30
0
58,253
63,569
58,997
FY2001
FY2002
FY2003
21.7%
Percentage of net sales
9.6%
Percentage of operating income

■ Europe

Sales of ball bearings, rod-end bearings and other products were firm, despite an increasingly decelerating trend in the European economy. On the other hand, sales of electronic devices and components such as keyboards were slow. As a result, net sales stood at 32,660 million yen and operating income amounted to 1,942 million yen, down 3,526 million yen (-9.7%) and up 92 million yen (5.0%), respectively, compared with the previous year.


• Net Sales in Europe
(Unit: millions of yen)
150
120
90
60
30
0
35,296
36,186
32,660
FY2001
FY2002
FY2003
12.0%
Percentage of net sales
10.0%
Percentage of operating income

During the current consolidated fiscal year, we accelerated our strategy focused on basic policy of strengthening our bearing operations and expanding precision small motor operations. We worked out a strategy of expanding our ball bearing operations and launched a new policy of establishing even more solid operating base. In the area of precision small motors and PC keyboards, we promoted development of new products, enhanced cost competitiveness by improving sales efficiency and productivity, and put forth energetic efforts for business expansion.

As a result, we successfully increased sales of these products, despite sluggish demand from makers of information and telecommunications equipment, including primarily PCs, which is our major customer base. Overall, however, our performance during the period under review fell short of our projections, owing to an adverse effect of worsening market environment.

What became clear through reviewing our performance in the previous consolidated fiscal year was that operations in areas, such as miniature ball bearings, which enjoy a high degree of synergistic effect of ultra-precision machining and mass-production technologies and vertically integrated production system - the sources of Minebea's competitive strengths - showed a high profitability even in a severe business climate.

What has brought about Minebea's strong competitiveness and growth potential is our mindset, in which we face up to difficulties and continue consistent efforts to tide ourselves over difficulties. We believe it possible to attain further growth by seeing the presently severe business situation in its right perspective, enhancing management quality and accelerating strategy implementation.

We have decided to take the following five measures for short-term profitability improvement and to implement drastic changes in organization and management structure.

Measures to be taken to improve profitability in the consolidated fiscal year ending March 2004

- **To turn spindle motor business profitable**
  - -Turnaround in the first half
- **To improve profitability of pivot assemblies**
  - -To review production method and improve productivity
- **To improve profitability of the business of other rotary devices and components**
  - -Improving efficiency and responding speedily to market needs under the new organization
  - -Termination of FDD operations in the consolidated fiscal year ended March 2003
  - -Launching lighting devices business on a full scale
- **To further expand fan motor operations**
  - -Putting fans jointly developed with Matsushita Motor Company, on the market
- **Terminating the business of switching power supplies and other related business**
  - -Termination to be completed by December 2003

Organizational changes and new management structure

- **Introduction of Executive Officer System**
  - -Speedier management decision-making and business execution
  - -Vitalization of organization and human resources
- **Integration of manufacturing headquarters and establishment of the Engineering Headquarters**
  - -Combining the markets and technologies of mechanical components and electronic components and devices
  - -Effective use of management resources
  - -Speedier response to market needs
- **Introduction of EVA management system**
  - -Improving investment efficiency
  - -Introduction of EVA-based bonus program

At the same time, in the ball bearing operations, we intend to build production capacity of 180 million pieces per month by the end of the current consolidated fiscal year, increase production/sales, and substantially improve production efficiency by introducing a new production method in order to achieve unmatched competitiveness and a large market share.

To date, we have pursued self-contained speed-conscious management on the basis of the three sources of our competitive strengths. However, if we are ensured sufficiently speedy management, we do not have to stick to being self-contained in accumulating and utilizing management resources that we lack. Specifically, we have successfully formed strategic alliance with Matsushita Electrical Industrial Co., Ltd. and the Huan Hsin Group in Taiwan. We intend to actively pursue strategic alliance and M&A with various companies in the future, thereby establishing the structure to meet market needs speedily and efficiently.

We have substantially amended our medium-term management plan that we previously announced, and have set the following new goals for the consolidated fiscal years ending March 2004 and March 2005. We aim to achieve these goals by all means.

(Unit: millions of yen)

	FY2003 (Apr.2002 - Mar.2003)	FY2004 (Apr.2003 - Mar.2004)	FY2005 (Apr.2004 - Mar.2005)
Net sales	272,202	280,000	300,000
Operating income	19,532	21,000	28,000
Ordinary income	13,420	17,000	25,000
Pre-tax profit	495	16,000	24,000
Net income	-2,434	8,500	15,000

Minebea Products in a Variety of Applications

Minebea's mainstay miniature and small-sized ball bearings are used in many familiar pieces of equipment in offices and homes. We show you here how many miniature or small-sized ball bearings are used in devices useful to your everyday lives. Figures in parentheses show the number of ball bearings used in such devices.


Kitchen and Bathroom
• Refrigerator (2)
• Cooking appliance (2~3)
• Dryer (1)
• Washing machine (1)
• Washlet toilet seat (4)
• Microwave oven (2)
Water heater (4)
Disposer (2)
Study
• Laser printer (6)
• Notebook PC (8)
• Desktop PC (8)
• Copy machine (6)
• Fax machine (2)
Garage
• Window shutters (2)
• Automotive components (50~60)
Hobbies and Recreation
• Fishing reel (4)
• In-line roller skate (16)
• Roller shoes (4)
• Radio controlled device (2)
• Power tool (2)
Living Room and Bedroom
• Ventilating fan (3)
• Electric fan (3)
• Air conditioner (9)
• Air purifier (2)
• Futon dryer (2)
• Home audio system (2)
• VCR (4)
• DVD recorder with a built-in HDD (2~3)
• Video camera (2)
• Oil fan heater (2)
• Sewing machine (8)
• Health appliance (10)
• Vacuum cleaner (2)
• Low table with leg heater (2)

Between 100 and 200 ball bearings are used in an average Japanese household.



Consolidated Balance Sheet



● Consolidated Balance Sheet (Unit: millions of yen)

Item	Fiscal year 2003 (as of March 31, 2003)	Fiscal year 2002 (as of March 31, 2002)
Assets		
Current Assets	**127,447**	**131,548**
Cash and cash equivalents	14,177	13,952
Notes and accounts receivable	54,085	51,281
Inventories	43,204	49,887
Deferred tax assets	8,593	6,521
Others	7,856	10,406
Allowance for doubtful receivables	(469)	(501)
Fixed Assets	**192,608**	**218,471**
Tangible fixed assets	162,960	183,437
Intangible fixed assets	13,749	15,504
Investments and other assets	15,898	19,528
Deferred Assets	**13**	**17**
Total Assets	**320,069**	**350,037**
Liabilities		
Current Liabilities	**134,459**	**156,908**
Notes and accounts payable	24,025	26,115
Short-term loans payable	67,475	61,618
Commercial paper	3,000	—
Current portion of long-term loans payable	787	28,019
Current portion of bonds	10,000	—
Current portion of convertible bonds	—	13,823
Others	29,170	27,332
Long-term Liabilities	**87,128**	**80,301**
Bonds	28,000	35,000
Convertible bonds	27,080	27,080
Bonds with warrant	4,000	4,000
Long-term loans payable	26,782	13,132
Others	1,266	1,089
Total Liabilities	**221,587**	**237,209**
Minority Interest in Consolidated Subsidiaries	**269**	**95**
Shareholders' Equity		
Common stock	**68,258**	**68,258**
Additional paid-in capital	**94,756**	**94,756**
Retained earnings	**(454)**	**4,774**
Difference on revaluation of other marketable securities	**(37)**	**(1,718)**
Foreign currency translation adjustments	**(64,274)**	**(53,333)**
Treasury stock	**(37)**	**(6)**
Total Shareholders' Equity	**98,212**	**112,731**
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	**320,069**	**350,037**

Note: Amounts less than one million yen are omitted.

● Consolidated Profit and Loss Statement (Unit: millions of yen)

Item	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)	Fiscal year 2002 (Apr. 2001 thru Mar. 2002)
Net sales	**272,202**	**279,344**
Cost of sales	**203,500**	**206,060**
Gross profit	**68,702**	**73,283**
Selling, general and administrative expenses	**49,350**	**51,311**
Operating income	**19,352**	**21,972**
Other income	**1,226**	**1,801**
Interest income	243	586
Dividends income	48	43
Equity income of alliliates	10	—
Others	923	1,171
Other expense	**7,158**	**7,778**
Interest expenses	4,765	5,673
Foreign currency exchange loss	506	827
Equity loss of affiliates	—	21
Others	1,886	1,256
Ordinary income	**13,420**	**15,995**
Extraordinary income	**37**	**1,727**
Gain from discharge of debts	—	714
Gain on sales of fixed assets	34	247
Gain on sales of investments in securities	3	—
Reversal of allowance for doubtful receivables	—	269
Reversal of allowance for loss on the liquidation of the automotive wheel business	—	496
Extraordinary loss	**12,961**	**4,773**
Loss on disposal of inventories	—	1,125
Loss on sales of fixed assets	110	225
Loss on disposal of fixed assets	602	386
Loss on sales of investments in securities	—	6
Loss on revaluation of investments securities	4,945	1,466
Loss on liquidation of affiliates companies	1,843	937
Loss on liquidation of the business of switching power supplies, inductors and transformers,etc.	3,144	—
Loss for after-care of products	482	—
Environmental preservation expense	1,206	—
Retirement benefit expense	626	626
Income before income taxes	**495**	**12,948**
Total income taxes	2,906	7,629
Minority interest in earnings of consolidated subsidiaries	23	20
Net income (loss)	**(2,434)**	**5,298**

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Retained Surplus (Unit: millions of yen)

Item	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)	Fiscal year 2002 (Apr. 2001 thru Mar. 2002)
Capital retained earnings		
Additional paid-in capital at beginning of year	94,756	94,756
Increase of additional paid-in capital	—	—
Decrease of additional paid-in capital	—	—
Additional paid-in capital at end of year	94,756	94,756
Retained earnings		
Retained earnings at beginning of year	4,774	2,533
Increase of retained earnings	—	5,342
Net income	—	5,298
Others	—	43
Decrease of retained earnings	5,227	3,100
Net loss	2,434	—
Cash dividends	2,793	2,794
Bonus to directors and corporate auditors	—	66
Others	—	240
Retained earnings at end of year	(454)	4,774

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Cash Flows (Unit: millions of yen)

Item	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)	Fiscal year 2002 (Apr. 2001 thru Mar. 2002)
Cash Flows from Operating Activities	32,279	34,017
Cash Flows from Investing Activities	(16,233)	(24,346)
Cash Flows from Financing Activities	(15,471)	(8,317)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(349)	669
Net Increase in Cash and Cash Equivalents	224	2,022
Cash and Cash Equivalents at beginning of year	13,952	11,930
Cash and Cash Equivalents at end of year	14,177	13,952

Note: Amounts less than one million yen are omitted.

Non-Consolidated Balance Sheet

● Non-Consolidated Balance Sheet (Unit: millions of yen)

Item	Fiscal year 2003 (as of March 31, 2003)	Fiscal year 2002 (as of March 31, 2002)
Assets		
Current Assets	**128,363**	**136,349**
Cash and cash equivalents	7,487	4,421
Notes receivable	2,249	1,952
Accounts receivable-trade	36,680	41,533
Inventories	10,492	11,377
Short-term loans receivable from subsidiaries	60,202	64,632
Deferred tax assets	4,231	3,641
Others	7,121	9,024
Allowance for doubtful receivables	(100)	(233)
Fixed Assets	**234,305**	**240,513**
Tangible fixed assets	**32,073**	**33,435**
Intangible fixed assets	**841**	**844**
Investments and other assets	**201,391**	**206,233**
Investments in securities	3,730	5,497
Investments securities in subsidiaries	155,357	156,804
Investments in partnerships with subsidiaries	27,733	27,608
Long-term loans receivable from subsidiaries	8,567	7,425
Long-term deferred tax assets	7,983	10,862
Others	1,994	1,738
Allowance for doubtful receivables	(3,975)	(3,705)
Deferred Assets	**13**	**17**
Total Assets	**362,682**	**376,880**
Liabilities		
Current Liabilities	**100,327**	**124,025**
Notes payable	2,998	3,986
Accounts payable-trade	23,817	28,820
Short-term loans payable	52,033	39,875
Commercial paper	3,000	—
Current portion of long-term loans payable	500	27,700
Current portion of bonds	10,000	—
Current portion of convertible bonds	—	13,823
Accrued income taxes	71	65
Accrued bonuses	1,943	2,090
Others	5,963	7,664
Long-term Liabilities	**81,114**	**71,632**
Bonds	28,000	35,000
Convertible bonds	27,080	27,080
Bonds with warrant	4,000	4,000
Long-term loans payable	22,000	5,500
Allowance for retirement benefits	34	52
Total Liabilities	**181,442**	**195,657**
Shareholders' Equity		
Common stock	**68,258**	**68,258**
Additional paid-in capital	**94,756**	**94,756**
Capital reserve	94,756	94,756
Retained earnings	**18,299**	**19,932**
Earned surplus	2,085	2,085
Voluntary reserve	11,500	10,000
General reserve	11,500	10,000
Unappropriated retained earnings	4,714	7,847
[including current net income]	[1,227]	[4,351]
Difference on revaluation of the marketable securities	**(36)**	**(1,718)**
Treasury stock	**(37)**	**(6)**
Total Shareholders' Equity	**181,240**	**181,222**
Total Liabilities and Shareholders' Equity	**362,682**	**376,880**

Note: Amounts less than one million yen are omitted.

● Non-Consolidated Profit and Loss Statement (Unit: millions of yen)

Item	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)	Fiscal year 2002 (Apr. 2001 thru Mar. 2002)
Ordinary Income and Expenses		
Operating income and expenses		
Operating income	**162,952**	**175,218**
Net sales	162,952	175,218
Operating expenses	**157,934**	**173,369**
Cost of sales	136,897	150,915
Selling, general and administrative expenses	21,036	22,454
Operating income	**5,018**	**1,848**
Other income and expense		
Other income	**9,420**	**11,530**
Interest income	969	942
Dividends received	7,786	9,828
Rent income on fixed assets	504	487
Others	159	271
Other expenses	**3,375**	**3,345**
Interest and discount charges	1,392	1,455
Interest on bonds	1,252	1,270
Foreign currency exchange loss	294	187
Others	436	431
Ordinary income	**11,062**	**10,033**
Extraordinary Income and Loss		
Extraordinary income	**450**	**2,192**
Gain from discharge of debts	—	682
Gain on sales of fixed assets	123	365
Gain on sales of investments in securities	3	—
Gain on sales of investments securities in subsidiaries	—	250
Liquidation dividend from subsidiary company	205	—
Reversal of allowance for doubtful receivables	118	398
Reversal of allowance for loss on the liquidation of the automotive wheel business	—	496
Extraordinary loss	**8,117**	**3,969**
Loss on disposal of inventories	—	965
Loss on sales of fixed assets	117	209
Loss on sales of investments in securities	—	6
Loss on revaluation of investments in securities	4,945	1,466
Allowance for doubtful receivables	—	292
Loss on revaluation of investments securities in subsidiaries	2,280	527
Loss on liquidation of affiliated companies	256	7
Loss for after-care of products	23	—
Retirement benefit expense	494	494
Income before income taxes	**3,395**	**8,257**
Income taxes (including enterprise tax)	999	801
Adjustment of income taxes	1,168	3,104
Total income taxes	2,167	3,905
Net income	**1,227**	**4,351**
Retained earnings brought forward from the previous year	3,486	3,495
Unappropriated retained earnings at end of year	**4,714**	**7,847**

Note: Amounts less than one million yen are omitted.



Corporate Data (as of June 27, 2003)

■ Corporate Data

Trade Name	Minebea Co., Ltd.
Established	July 16,1951
Capital	68,258 million yen
Number Of Employees	2,530 persons
Registered Headquarters	4106-73, Oaza Miyota, Miyota-Machi, Kitasaku-Gun, Nagano 389-0293, Japan Tel:+81 267- 32- 2200
Domestic Offices And Manufacturing Units	Tokyo Head Office, Karuizawa Manufacturing Unit, Hamamatsu Manufacturing Unit, Fujisawa Manufacturing Unit, Omori Manufacturing Unit

■ Management Organizations



Board of Directors
Corporate Auditors
Corporate Management Council
President and Chief Executive Officer
Business Reform Committee
Internal Auditing Office
Strategic Commodities Control Room
Environment Protection Committee
Tokyo Head Office Administration Executive Council
Personnel & General Affairs Dept.
Logistics Dept.
Procurement Dept.
Corporate Planning Dept.
Corporate Communications Office
Business Administration Dept.
Information Systems Dept.
Finance Dept.
Strategy Planning Dept.
Strategy Planning Office
Investor Relations Office
Office of Engineering Management
Accounting Dept.
Legal Dept.
Intellectual Property Office
Manufacturing Headquarters
Karuizawa Manufacturing Unit
Fujisawa Manufacturing Unit
Omori Manufacturing Unit
Mechatronics Division
Hamamatsu Manufacturing Unit
Measuring Instrument Division
Speaker Division
Engineering Headquarters
Sales Headquarters
Japan and Asia Regional Sales Headquarters
European and American Regional Headquarters

■ Board of Directors

Representative Director, President and Chief Executive Officer
Tsugio Yamamoto

Directors, Senior Managing Executive Officers
Yoshihisa Kainuma
Takayuki Yamagishi
Rikuro Obara
Ryusuke Mizukami
Kenji Senoue
Tosei Takenaka

Director, Managing Executive Officer
Koichi Dosho

Directors
Atsushi Matsuoka
Chanchai Leetavorn

■ Corporate Auditors

Standing Corporate Auditors
Shinichi Mori
Yoshinori Amano

Corporate Auditors
Mitsuo Ichikawa
Isao Hiraide

■ Executive Officers

Managing Executive Officers
Takashi Yamaguchi
Tomihiro Maruta

Executive Officers
Sadao Sawamura
Akihiro Hirao
Sadahiko Oki
Takuya Naka
Yukio Shimizu
Masayoshi Yamanaka
Shunji Mase
Hiroharu Katogi
Susumu Fujisawa
Masamitsu Osada
Akio Okamiya
Eiichi Kobayashi
Motoyuki Niijima
Tadahiko Mori
Hiroyuki Yajima
Masao Iwasa
Hirotaka Fujita
Kunio Shimba
Junichi Mochizuki



Share Information (as of March 31, 2003)

Total Number of Shares Authorized	1,000,000,000 shares
Number of Shares Issued	399,167,695 shares
Number of Shareholders	23,188 persons

■ Major Shareholders (Top 10)

		(%)
The Mastertrust Bank of Japan Ltd. (Trust Account)	24,315,000	6.11
Keiaisha Co., Ltd.	20,000,000	5.02
Japan Trustee Service Bank, Ltd. (Trust Account)	19,843,000	4.98
Euroclear Bank SA/NV	13,477,000	3.38
Shinsei Bank, Ltd.	12,501,000	3.14
The Sumitomo Trust & Banking Co., Ltd.	12,349,000	3.10
Takahashi Industrial and Economic Research foundation	12,347,330	3.10
J.P. Morgan Trust Bank Ltd. (Non-taxable Account)	10,086,000	2.53
Sumitomo Mitsui Banking Corporation	10,000,475	2.51
State Street Bank And Trust Co.	9,098,660	2.29

■ Shareholder Distribution

Number Of Shares (thousands of shares)


Individuals
47,965
(12.0%)
Financial Institutions
193,538
(48.5%)
Foreign Corporations
114,365
(28.7%)
Securities Firms
5,957
(1.5%)
Other Corporate Bodies
37,340
(9.3%)

Number Of Shareholders


Securities Firms 61 (0.3%)
Financial Institutions
144
(0.6%)
Other Corporate Bodies
402
(1.7%)
Foreign Corporations
324
(1.4%)
Individuals
22,257
(96.0%)

■ Stock Prices On The Tokyo Stock Exchange


2,000
(Yen)
1,500
1,000
500
0
2000
2001
2002
2003
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3

Receipt of Stock Dividends / Sales or Purchase of Shares Less than One Unit of Shares

Please receive your stock dividends at your earliest convenience.

You can receive your stock dividends at a post office by a mail transfer payment notice until Thursday, July 31, 2003.

Receiving your stock dividends after July 31, 2003

Sumitomo Trust & Banking Co., Ltd., our transfer agent, can handle payment of your stock dividends at its head office and branch offices after the expiry of the receivable period.

Loss of your mail transfer payment notice

In case of loss of your mail transfer payment notice, please contact the corporate agency department of Sumitomo Trust & Banking Co., Ltd. We will need some time to pay your stock dividends should this happen because we need to first confirm the amount of the unpaid dividends and then to arrange for payment.

We recommend that you receive your stock dividends through a bank transfer.

We recommend that you receive your stock dividends through a safe, reliable bank transfer. For details, please contact the corporate agency department of Sumitomo Trust & Banking Co., Ltd.

Sale or purchase of shares less than one unit of shares

Normally, you cannot sell or buy your shares falling short of one unit of shares (less than 1,000 shares) on the equity market. To sell or buy such shares, you need to submit a request of purchase of shares falling short of one unit of shares, or a request of sale of the number of shares that becomes one unit if added with such shares less than one unit now in hand. For further inquiries, please contact the corporate agency department of Sumitomo Trust & Banking Co., Ltd.

Shareholder Information

Business Year	From April 1 to March 31 of next year
Fiscal Year-End	End of March
Record date to be eligible to receive a divident	End of March
Ordinary General Meeting of Shareholders	June
Unitary Transaction Stock	1,000shares
Transfer Agent	5-33, Kitahama 4-Chome, Chuo-Ku, Osaka The Sumitomo Trust and Banking Co., Ltd.
Transfer Agent Branch	4-4, Marunouchi 1-Chome, Chiyoda-Ku, Tokyo The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Attention for Delivery of Postal Matters	1-10, Nikko-Cho, Fuchu, Tokyo 183-8701 The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Attention for Inquiries by Telephone	(For Change-of-Address Form and other forms, please apply to) 0120-175-417 (For inquiries, please contact) 0120-176-417
Attention for Web Site	http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html
Intermediary Office	The Sumitomo Trust and Banking Co., Ltd. Head Office and each and every Branch in Japan
Transfer Fee	Free
Public Notice	The Nihon-Keizai Shinbun Public notices are displayed in The Nihon Keizai Shinbun. However, information with regard to balance sheets and statements of income, as stipulated in Section 3, Article 16 of the Low For Special Exceptions to the Commercial Code, is posted in our web site at http://www.minebea.co.jp/investors/disclosure/meeting/meeting_top.html
Common Stock Listings	Tokyo,Osaka,Nagoya and Singapore


PRINTED WITH
SOY INK
100
Printed on 100% recycled paper

(Translation)
Press Release

June 27, 2003

Minebea Co., Ltd.

Representative: Tsugio Yamamoto,
Representative Director
(Code No. 6479, TSE First Section)

Contact Person: Shunji Mase,
Executive Officer and General Manager of
Personnel & General Affairs Dept.
Naoyuki Kimura, Manager of Personnel &
General Affairs Department
Tel: 03-5434-8612/Fax: 03-5434-8601

Managerial Assignments

We would like to announce managerial assignments effective June 27, 2003 as follows:

1. Managerial Assignments

New Assignment	Former Assignment	Post to be Retained	Name
In charge of Accounting and Finance	In charge of Finance	Managing Executive Officer	Takashi Yamaguchi
General Manager of Internal Auditing Office	In charge of Accounting and General Manager of Accounting Dept. and Internal Auditing Office	Executive Officer	Sadahiko Oki
In charge of Business Administration and Investor Relations	In charge of Business Administration	Executive Officer	Hiroharu Katogi
General Manager of Accounting Dept.	Deputy General Manager of Accounting Dept.		Kazuo Misumi

(Translation)
Press Release

June 27, 2003

Minebea Co., Ltd.

Representative: Tsugio Yamamoto,
Representative Director
(Code No. 6479, TSE First Section)

Contact Person: Shunji Mase,
Executive Officer and General Manager of
Personnel & General Affairs Dept.
Naoyuki Kimura, Manager of Personnel &
General Affairs Dept.
Tel: 03-5434-8612 / Fax: 03-5434-8601

Minebea Introduces an Executive Officer System and Changes to Management Structure

Minebea announced today that at the General Shareholder's Meeting and the Board of Directors Meeting on June 27, 2003, the resolutions to introduce an Executive Officer System and to amend the structure of the Board of Directors, as released on April 25, 2003, were approved. Members of the Board were elected and appointed as indicated below.

Representative Member of the Board, President and Chief Executive Officer	Tsugio Yamamoto	
Member of the Board, Senior Managing Executive Officer	Yoshihisa Kainuma	Member of the Tokyo Office Administration Executive Council, in charge of Personnel & General Affairs and Logistics & Procurement
Member of the Board, Senior Managing Executive Officer	Takayuki Yamagishi	General Manager of Engineering Headquarters
Member of the Board, Senior Managing Executive Officer	Rikuro Obara	General Manager of Manufacturing Headquarters and Karuizawa Manufacturing Unit
Member of the Board, Senior Managing Executive Officer	Ryusuke Mizukami	Member of Tokyo Office Administration Executive Council, in charge of Corporate Planning, Information System and Environmental Preservation

Member of the Board, Senior Managing Executive Officer	Kenji Senoue	Member of Tokyo Office Administration Executive Council, in charge of Strategy Planning
Member of the Board, Senior Managing Executive Officer	Tosei Takenaka	In charge of Asian Region Operations
Member of the Board, Managing Executive Officer	Koichi Dosho	General Manager of Sales Headquarters, European & American Regional Sales Headquarters and European Region Operations
Independent Director	Atsushi Matsuoka	President and Representative Director of Keiaisha Co., Ltd.
Independent Director	Chanchai Leetavorn	Chairman of Asia Credit Plc.
Standing Corporate Auditor	Shinichi Mori	
Standing Corporate Auditor	Yoshinori Amano	
External Corporate Auditor	Mitsuo Ichikawa	
External Corporate Auditor	Isao Hiraide	
Managing Executive Officer	Takashi Yamaguchi	Member of Tokyo Office Administration Executive Council, in charge of Accounting and Finance
Managing Executive Officer	Tomihiro Maruta	General Manager of Fujisawa Manufacturing Unit
Executive Officer	Sadao Sawamura	General Manager of Information Systems Dept.
Executive Officer	Akihiro Hirao	General Manager of Omori Manufacturing Unit
Executive Officer	Sadahiko Oki	General Manager of Internal Auditing Office
Executive Officer	Takuya Naka	In charge of Legal and General Manager of Legal Dept.

Executive Officer	Yukio Shimizu	Deputy General Manager of Sales Headquarters (in charge of Japan & Asian Region), General Manager of Japan & Asian Regional Sales Headquarters
Executive Officer	Masayoshi Yamanaka	In charge of North and South American Region Operations
Executive Officer	Shunji Mase	General Manager of Personnel & General Affairs Dept., Secretary-General Office of Tokyo Office Administration Executive Council
Executive Officer	Hiroharu Katogi	In charge of Business Administration and Investor Relations
Executive Officer	Susumu Fujisawa	In charge of China Operations
Executive Officer	Masamitsu Osada	General Manager of Mechatronics Division
Executive Officer	Akio Okamiya	In charge of R&D Center of Karuizawa Manufacturing Unit, General Manager in charge of Chemical Integration Laboratory
Executive Officer	Eiichi Kobayashi	General Manager of Production Technology Center and Tool & Die Dept., Karuizawa Manufacturing Unit
Executive Officer	Motoyuki Niijima	General Manager of Measuring Components Division
Executive Officer	Tadahiko Mori	General Manager of Logistic Dept. and Sales Logistics Support Office
Executive Officer	Hiroyuki Yajima	General Manager of Bearing Division and Bearing Manufacturing Dept., Karuizawa Manufacturing Unit
Executive Officer	Masao Iwasa	General Manager of Administration Office, Karuizawa Manufacturing Unit

Executive Officer	Hirotaka Fujita	General Manager of Hamamatsu Manufacturing Unit, Electro Devices Division, Power Electronics Division and PE Manufacturing Dept.
Executive Officer	Kunio Shinba	General Manager of Global Storage Component Product Management
Executive Officer	Junichi Mochizuki	General Manager of Global Bearing Product Management

*****